SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K
SIGNATURES

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

1.	Annual Report for the year ended December 31, 2004.[1]
2.	Letter of Canadian Pacific Railway dated March 7, 2005 addressed to the Alberta Securities Commission attaching earnings coverage ratios for the twelve-month period ended December 31, 2004.[2]
3.	Letter of PricewaterhouseCoopers LLP dated March 7, 2005 consenting to the incorporation by reference of its audit report dated February 11, 2005 in the short form prospectus of Canadian Pacific Railway Company dated May 6, 2004.
4.	Shareholder Rights Plan Agreement dated as of July 30, 2001 and Amended and Restated as of February 19, 2002 between Canadian Pacific Railway Limited and Computershare Trust Company of Canada as Rights Agent.

1 For the purposes of this Report on Form 6-K, all pages except pages 4 through 88 of the Registrants’ 2004 Annual Report referred to above shall be deemed furnished to the Securities and Exchange Commission as part of this Report on Form 6-K. Pages 4 through 88 of the Registrants’ 2004 Annual Report are being filed currently with the Securities and Exchange Commission as part of the Registrants’ Annual Report on Form 40-F.

2 The updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form F-9 No. 333-114696 (Canadian Pacific Railway Company).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: March 7, 2005	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY Ingenuity.

2004 annual report

9805
05

our company
Canadian Pacific Railway’s 14,000-mile track network, ocean and Great Lakes port service, cross-border gateways and extensive connections with other railways provide shippers with access to fast-growing world markets and efficient reach into markets across North America, including major business centres in Mexico.
CPR aspires to be the most fluid railway in North America and intends to translate gains in fluidity into operating leverage that will generate value for shareholders.
Canadian Pacific Railway quickly expanded its inventory of co-operative arrangements with other railways in 2004 to generate greater fluidity and more capacity in key areas of its network and to increase traffic density and operating efficiencies on its track network in the northeastern United States.
The new arrangements include directional running, which turns the parallel tracks of two railways into dedicated eastbound and westbound lanes, trackage rights, which give one railway authority to operate its own trains over another railway’s track, haulage services, under which one railway moves another’s trains, and enhanced freight interchange and improved access to terminals and service areas.

A CPR locomotive pulls a Norfolk Southern Railway locomotive and freight over the Nicholson Viaduct near Scranton, Pa. CPR entered into a series of co-operative arrangements with Norfolk Southern in 2004. The new arrangements have increased traffic density and revenue and reduced costs on CPR’s network in the northeastern U.S.

01	chairman’s 2004 letter	16	performance indicators	29	off-balance sheet	42	management’s responsibility
	to shareholders	18	operating expenses,		arrangements		for financial reporting
02	president’s 2004 letter		before other specified items	30	contractual commitments	43	auditors’ report
	to shareholders	19	other income statement items	31	foreign exchange	44	consolidated financial
04	business profile and strategy	20	fourth-quarter summary	31	future trends, commitments		statements
05	highlights summary	23	quarterly financial data		and risks	48	notes to consolidated
06	operating results	23	changes in accounting policy	37	critical accounting estimates		financial statements
09	non-gaap earnings	24	liquidity and capital resources	40	systems, procedures	87	five-year summary
11	lines of business	26	balance sheet		and controls	88	shareholder information
16	revenue per carload	27	financial instruments	40	forward-looking information	92	glossary of terms

CPR’s five key business thrusts:

Safety – CPR continued to be an industry leader in safe train operations in 2004.

Freight Revenue – grew by 11 % in 2004, excluding the impact of translating U.S. dollar-denominated revenues into the stronger Canadian dollar.

Yield – the minimum growth target was 1.5%, with a stretch goal of 2 % in 2004. We surpassed our stretch goal.

Productivity – revenue-producing freight tonnage compared with train-miles accumulated in moving the tonnage provides a strong indicator of productivity, asset utilization and fluidity. In 2004, CPR grew revenue tonnage by 8 % while train miles increased by just one-quarter of that rate.

Capacity Management – co-production, alliances and interline service agreements, right-sizing train crews and locomotive power, and disciplined execution of our Integrated Operating Plan, CPR’s scheduled railway model, had a positive impact on fluidity in 2004. Improved fluidity is creating more revenue-generating capacity on CPR’s existing track network and enhancing service quality – a benefit for shareholders and shippers.

chairman’s 2004 letter to shareholders

J.E. NEWALL
Chairman of the Board

This is an exciting time for Canadian Pacific Railway. The company and, indeed, the railway industry are reclaiming their position as an engine of economic expansion.

In a year of strong demand for rail freight services, CPR was demonstrating how to:

•	utilize every available ton of capacity in the existing rail infrastructure;

•	plan for potential expansion to deliver value to shareholders; and

•	take the lead in convincing disparate and sometimes dissenting parties to coalesce around the old-fashioned notion of working together for the greater good.

To these ends, the focus of the 16,000 employees of CPR in both Canada and the United States shifted squarely in 2004 on increasing fluidity over the network, using asset velocity to create more capacity in tight areas as demand escalated. The results in terms of freight volumes certainly surpassed expectations.

Looking ahead, management has developed an infrastructure expansion plan that would potentially see capital invested incrementally, matched to areas of high-value growth. Most importantly, management set conditions for investing capital that will ensure there is a compelling value proposition for shareholders associated with any future expansion.

CPR also facilitated the bringing together of governments, shippers, ports, railways, truckers and ocean shipping lines for frank discussions about economic expansion and its dependence on transportation infrastructure. The result is an emerging common recognition that the most effective infrastructure planning needs to involve all the players in the supply chain, supported by public policy that creates the right climate for investment.

These achievements in 2004 will serve shareholders well. Ultimately, they will result in CPR being able to grow its business while minimizing the capital required to accommodate the growth.

The Board’s performance and that of its Committees was also satisfying in 2004. Our achievements included:

•	further strengthening financial controls and governance procedures;

•	advancing the company’s strategic business plan; and

•	ensuring meaningful succession planning is in place across senior executive ranks.

I am pleased that CPR was among the top three in The Globe and Mail newspaper’s 2004 rankings of best corporate governance practices by Canadian industrial companies.

CPR’s balance sheet continued to strengthen and the company’s net-debt to net-debt-plus-equity ratio improved to 43 % in 2004, from 52 % when CPR was spun off from Canadian Pacific Limited in 2001.

My message to shareholders this year would not be complete without recognizing the important contribution of Jacques Lamarre, President and Chief Executive Officer of SNC-Lavalin Group Inc., who left the CPR Board in 2004. Jacques’ service, which began with CPR’s spin-off, provided valuable experience and insight at a critical time in the company’s evolution.

In serving shareholders, the Board is conscious of CPR’s long and colourful history – one with a footprint in three centuries. Our focus is clearly on the future, and it should surprise no one that today, as world trade expands to unprecedented levels and as new economic giants emerge, CPR is more relevant than ever and stands ready to capitalize on the opportunities that lie ahead.

2004 Annual Report	01

president’s 2004 letter to shareholders

ROBERT J. RITCHIE
President and Chief Executive Officer

Canadian Pacific Railway demonstrated the power and value of its business model and franchise in 2004, moving decisively to make the most of a robust transportation market. Across our railway, employees everywhere were engaged in exploiting growing world trade, including an explosion in trade with China, and putting railway muscle behind economic expansion in North America.

Our people showed what they can achieve when opportunity and challenge surface together. The result was a CPR that was firing on all cylinders – moving more freight than ever before and moving it increasingly faster – as demand for freight service escalated steadily. Pricing reflected the growing value that shippers are placing on CPR’s transportation service in a market made tight by rising demand in almost every area.

Growth in intermodal, which consists mainly of containerized consumer goods, outstripped every other line of business and this highly service-sensitive area surpassed $1 billion in revenue for the first time. The entire bulk sector was strong, led by revenue growth in coal, sulphur and fertilizers. Industrial products revenue increased, reversing a three-year decline.

We earned these results by advancing our leading position as a low-cost bulk carrier, becoming an increasingly efficient and reliable intermodal service provider and offering an increasingly attractive alternative to trucks for merchandise freight. At the root of these improvements are investments CPR has made to build one of the most modern, reliable locomotive fleets in North America, provide customers higher capacity freight cars, increase track capacity and rebuild our IT foundation, together with innovation, ingenuity and discipline in train design and operations.

Greater fluidity emerged as the most compelling component of our business model and we generated strong results. During a year in which the North American rail industry had to cope with capacity strains, CPR was an industry leader in fluidity, as measured by train speed. Productivity also rose dramatically, with revenue tonnage growing 8 % while train-miles accumulated in moving the tonnage increased by just one-quarter of that rate.

The year’s headwinds came in the form of extremely high world oil prices and continued strength in the Canadian dollar against the U.S. dollar. CPR countered with an improved fuel surcharge mechanism in 2004 that adjusts rates more quickly as world prices fluctuate, and continued to use long-term debt denominated in U.S. dollars as a natural hedge against the Canadian dollar’s rise.

CPR exceeded its freight revenue growth target for 2004, generating a 7 % increase. Freight revenue would have grown 11 % had it not been for the substantial appreciation in the Canadian dollar.

All told, the combination of high fuel prices and the stronger Canadian dollar took approximately $55 million out of operating income. Despite this impact, operating income, excluding other specified items (1), rose 8 % to $789 million in 2004, compared with $730 million in 2003. CPR’s operating ratio, excluding other specified items (1), improved to 79.8 % in 2004, compared with 80.1 % in 2003.

Income and earnings per share grew 10 % to $361 million or $2.27 per diluted share, excluding foreign exchange gains on long-term debt and other specified items (1).

Across CPR, we are concentrating on execution, ensuring that all assets are being utilized to their fullest extent. This means maximizing train throughput in every track corridor, maximizing capacity on every train, keeping assets flowing with greater velocity and giving our people the tools and training to maximize their productivity.

Co-operative arrangements with other railways and disciplined execution of our Integrated Operating Plan are key

(1) Further information, including foreign exchange gains and losses on long-term debt and other specified items, is available on page 8.

02	2004 Annual Report

strategies behind our fluidity drive. CPR entered into a series of co-operative arrangements in 2004, including track-sharing and access to terminals. These arrangements – in western Canada, central Canada and the northeastern U.S. – will reduce costs, improve service for shippers, increase capacity in areas where traffic density is high and increase traffic density in areas where capacity is underutilized. They have helped address the high demand on our western corridor, particularly in the Greater Vancouver area, and have dramatically improved the financial performance of our northeastern U.S. franchise.

CPR is also ready to lay down track to expand our network in high-growth corridors – if conditions are right. We have designed a phased, multi-year expansion program at a cost of approximately $500 million, focused mainly on corridors between Moose Jaw, Saskatchewan, and Vancouver. Our program, with four discrete phases, would increase train capacity by one third. Importantly, the phased approach would enable CPR to meter the rate of expansion in lockstep with the rate of traffic growth to ensure the quickest possible payback on each incremental investment.

Currently, we are considering only the first phase, which would cost approximately $160 million. It would be completed in a single construction season and increase train capacity west of Moose Jaw by more than 10%. However, this cannot happen before the Canadian government provides a clear signal of regulatory stability – a position supported by the majority of our customers.

Should expansion go ahead, it will be a compelling value proposition for our shareholders. Meanwhile, we are committed to getting the most out of our current network. As fluidity improves, subsequent expansion phases could be deferred, conserving capital for shareholders while still growing our business.

CPR entered 2005 on a very solid footing, with commodity and transportation markets strong and 600 new train crew personnel trained and ready to handle the growing demand. Our focus on fluidity will be relentless. We expect revenue growth of 6 % to 8 % in 2005 and we intend to drive more of this growth to the bottom line as productivity and efficiency continue to improve. We will grow strategically, targeting high-yield traffic against CPR’s capacity. CPR will continue building on the innovative service design and operational improvements created in our bulk commodity and intermodal sectors. The best elements will be applied to the merchandise sector, where we will create a more efficient collection and delivery system to improve service and leverage more value in the marketplace.

Safety is and always will be our Number One priority. In 2004, CPR continued to be an industry leader in safe train operations and our employees achieved an all-time low in personal injuries. Sadly, these accomplishments were overshadowed by the loss in work-related incidents of three of our fellow employees, David Rutherford, Christopher Lewis and Gary Kinakin. These tragic events reinforce the importance of safety for our employees and their families.

In closing, I wish to recognize the support and guidance of our Chairman and Board of Directors and the accomplishments of our 16,000 talented employees. All of us share the excitement about CPR’s prospects for the future. The “Pacific” in our company’s name has never been more meaningful, nor more promising, as the world witnesses China’s emergence as a trade powerhouse and India’s economy is experiencing strong growth. Our railway serves some of the world’s best farmland for growing grain. We serve the world’s main source of potash for fertilizer. We link major ports with the consuming public. We have been doing this for 120 years and we are poised to do it better than ever before.

2004 Annual Report	03

management’s discussion and analysis

February 21, 2005

This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the year ended December 31, 2004. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

business profile and strategy

BUSINESS PROFILE

Canadian Pacific Railway Limited and its subsidiaries (collectively “CPR” or “the Company”) operate a transcontinental railway in Canada and the United States and provide logistics and supply chain expertise. The Company provides rail and intermodal transportation services over a network of approximately 13,800 miles, serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. CPR feeds directly into the U.S. heartland from the East and West coasts. Agreements and commercial arrangements with other carriers extend CPR’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. CPR transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, and forest and industrial products. Intermodal traffic consists largely of high-value, time-sensitive consumer products transported in overseas containers that can be handled by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

STRATEGY

CPR’s goals are to become the preferred business partner for rail-based transportation services in North America and to be at the forefront of the railway industry in operating profitability and return on capital employed. Its principal strategies to accomplish these goals include maximizing the strengths of its North American railway franchise by operating a low-cost scheduled railway, developing new products and services in co-operation with customers and partners, and extending the reach of the franchise through marketing and operating partnerships, as well as agreements and commercial arrangements with other railways and transport companies in North America. CPR’s overall marketing and sales activities within each of its lines of business are focused on targeted growth, product efficiency and maximizing value from existing assets.

ADDITIONAL INFORMATION

Additional information about CPR, including Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on the Company’s Website at www.cpr.ca.

04	2004 Annual Report

highlights summary

For the year ended December 31 (in millions, except per-share data)

	2004	2003	(1)	2002	(1)

Revenues	$3,902.9	$3,660.7		$3,665.6
Operating expenses	3,114.4	2,931.1		2,821.6

Operating income, before the following:	788.5	729.6		844.0

Special (recovery) charge for labour restructuring and asset impairment	(19.0)	215.1		–
Loss on transfer of assets to outsourcing firm	–	28.9		–
Special charge for environmental remediation	90.9	–		–

Operating income	716.6	485.6		844.0
Other charges	36.1	33.5		21.8
Foreign exchange gains on long-term debt (“FX on LTD”)	(94.4)	(209.5)		(13.4)
Interest expense	218.6	218.7		242.2
Income tax expense	143.3	41.6		105.9

Net income	$413.0	$401.3		$487.5

Basic earnings per share	$2.60	$2.53		$3.08

Diluted earnings per share	$2.60	$2.52		$3.06

Total assets	$10,499.8	$9,956.7		$9,664.3

Total long-term financial liabilities	$5,229.2	$5,347.5		$4,798.2

Dividends paid (per share)	$0.515	$0.510		$0.510

(1) Certain prior period figures have been restated to conform with presentation adopted in 2004.

2004 Annual Report	05

operating results

CPR’s net income for the year ended December 31, 2004, was $413.0 million, up $11.7 million from $401.3 million in 2003 and down $74.5 million from $487.5 million in 2002. The increase in net income in 2004 from that in 2003 was due to higher revenues (discussed further in this MD&A under the heading “Revenues”), partially offset by:

•	increased costs for compensation and benefits, fuel, depreciation and amortization, and purchased services and other expenses (discussed further in this MD&A under the heading “Operating Expenses, Before Other Specified Items”); and

•	a decrease of $115.1 million in before-tax ($130 million after tax) foreign exchange gains on long- term debt (“FX on LTD”) in 2004, compared with FX on LTD in 2003.

The increase in net income in 2004 was also due to:

•	a special charge of $215.1 million before tax ($141.4 million after tax) for a restructuring initiative and an asset impairment charge taken in the second quarter of 2003;

•	a loss on the transfer of assets to an outsourcing firm of $28.9 million before tax ($18.4 million after tax) taken in the fourth quarter of 2003; and

•	a positive adjustment of $19.0 million before tax ($12.4 million after tax) taken in 2004 for the reversal of a portion of the special charge for restructuring taken in 2003.

These charges were partially offset by adjustments to 2004 earnings for a special charge for environmental clean-up costs of $90.9 million before tax ($55.2 million after tax).

The above-mentioned items are discussed further under the subheading “Other Specified Items” in this MD&A.

Net income in 2003 decreased from that in 2002 mainly due to the special charge and the loss on transfer of assets taken in 2003, partially offset by an after-tax FX gain on LTD of $224.4 million in 2003, compared with an after-tax FX gain on LTD of $16.7 million in 2002. FX on LTD is discussed further under the subheading “Foreign Exchange Gains (Losses) on Long-Term Debt”.

The Company had operating income in 2004 of $716.6 million, an increase of $231.0 million from $485.6 million in 2003 and a decrease of $127.4 million from $844.0 million in 2002. The increase in 2004, compared with 2003, was mainly due to:

•	higher revenues resulting from increased freight volumes and rates in 2004;

•	the special charge and the loss on transfer of assets taken in 2003; and

•	the reversal in 2004 of a portion of the 2003 restructuring special charge.

These increases were partially offset by:

•	the special charge for environmental costs taken in 2004;

•	increased costs in 2004 for compensation and benefits, fuel, depreciation and amortization, and purchased services and other expenses; and

•	the net effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses.

06	2004 Annual Report

The decline in 2003, compared with 2002, was mainly due to the net effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses, the restructuring special charge and the loss on transfer of assets, lower grain volumes in the first half of 2003 due to drought on the Canadian prairies, higher fuel prices and increased costs as a result of service disruptions in the first quarter of 2003 caused by severe winter weather conditions and derailments.

Diluted earnings per share (“EPS”) in 2004 was $2.60, an increase of $0.08 from $2.52 in 2003 and a decrease of $0.46 from $3.06 in 2002. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below their market price are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The Company’s operating ratio was 79.8 % in 2004, compared with 80.1 % in 2003 and 77.0 % in 2002. The operating ratio, which excludes other specified items, provides the percentage of revenues used to operate the railway.

EFFECT OF FOREIGN EXCHANGE ON CPR’S EARNINGS

Fluctuations in Foreign Exchange affect CPR’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses are reduced when the Canadian dollar strengthens in relation to the U.S. dollar. Operating income is also reduced, because more revenues than expenses are generated in U.S. dollars. Fluctuations were significant in 2004 and 2003, as the average foreign exchange rate for converting U.S. dollars to Canadian dollars decreased to $1.30 in 2004 from $1.41 in 2003 and $1.57 in 2002. The table on page 8 shows the approximate effect of Foreign Exchange on CPR’s revenues and expenses in 2004 and 2003. The effect of Foreign Exchange on 2002 revenues and expenses was not significant.

On average, a $0.01 increase in the Canadian dollar reduces annual operating income by approximately $3 million. As a result, Foreign Exchange fluctuations had a substantial impact on CPR’s operating income in 2004 and 2003. From time to time, the Company uses foreign exchange forward contracts in respect of hedging the effects of Foreign Exchange transaction gains and losses and other economic effects on the Company’s business. In addition, a portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the Company’s net investment in self-sustaining foreign subsidiaries. CPR’s hedging instruments are discussed further under the heading “Financial Instruments” in this MD&A. The effect of Foreign Exchange on CPR’s results is further discussed under the heading “Foreign Exchange” in this MD&A.

The Company has assumed that the average foreign exchange rate for converting U.S. dollars to Canadian dollars will be $1.25 in 2005. This assumption has been built into all forecasts discussed in this MD&A.

2004 Annual Report	07

decrease in earnings due to foreign exchange (1)

For the year ended December 31 (in millions, except foreign exchange rate)	2004	2003

Average annual foreign exchange rate	$1.30	$1.41

Freight revenues
Grain	$25	$38
Coal	8	12
Sulphur and fertilizers	14	17
Forest products	17	25
Industrial products	21	32
Automotive	16	25
Intermodal	26	37
Other revenues	3	6

Total revenues	130	192

Operating expenses
Compensation and benefits	28	36
Fuel	24	29
Materials	3	5
Equipment rents	16	23
Depreciation and amortization	5	8
Purchased services and other	23	36

Total operating expenses	99	137

Operating income	31	55

Other expenses
Other charges	3	1
Interest expense	13	22
Income tax expense, before FX on LTD and other specified items	3	10

Income, before FX on LTD and other specified items	$12	$22

(1) These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

08	2004 Annual Report

non-gaap earnings

CPR presents non-GAAP earnings to provide a basis for evaluating underlying earnings trends that can be compared with results in the prior periods. Non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, as well as other specified items that are not among CPR’s normal ongoing revenues and operating expenses. A reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the financial statements, is detailed in the table below.

It should be noted that CPR’s earnings, before FX on LTD and other specified items, as described in this MD&A, have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

summarized statement of consolidated income

(reconciliation of non-GAAP earnings to GAAP earnings)

For the year ended December 31 (in millions) (unaudited)	2004	2003 (1)	2002 (1)

Revenues	$3,902.9	$3,660.7	$3,665.6
Operating expenses, before other specified items (2)	3,114.4	2,931.1	2,821.6

Operating income, before other specified items (2)	788.5	729.6	844.0

Other charges	36.1	33.5	21.8
Interest expense	218.6	218.7	242.2
Income tax expense, before income tax on FX on LTD and other specified items (2)	172.4	147.3	181.2

Income, before FX on LTD and other specified items (2)	361.4	330.1	398.8

Foreign exchange gains on long-term debt
FX on LTD – gain	94.4	209.5	13.4
Income tax on FX on LTD	–	14.9	3.3

FX on LTD (net of tax)	94.4	224.4	16.7
Other specified items
Special recovery (charge) for labour restructuring and asset impairment	19.0	(215.1)	–
Loss on transfer of assets to outsourcing firm	–	(28.9)	–
Special charge for environmental remediation	(90.9)	–	–
Income tax on special charges	29.1	84.2	–

Special charges and loss on transfer of assets (net of tax)	(42.8)	(159.8)	–
Revaluation of future income taxes	–	59.3	–
Effect of increase in tax rates	–	(52.7)	–
Income tax recovery	–	–	72.0

Net income	$413.0	$401.3	$487.5

(1) Certain prior period figures have been restated to conform with presentation adopted in 2004.
(2) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the sub-heading “Other Specified Items”.

2004 Annual Report	09

NON-GAAP RESULTS

Income, before FX on LTD and other specified items, was $361.4 million in 2004, an increase of $31.3 million from $330.1 million in 2003 and a decrease of $37.4 million from $398.8 million in 2002. Freight volumes increased in 2004, compared with 2003. Additional income generated by this growth was partially offset by the negative effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses, an increase in volume-related expenses and in labour costs due to inflation, incentive compensation, training and benefits, and costs and lost revenues associated with an avalanche in the first quarter of 2004. The Company transported higher freight volumes in 2003, compared with 2002. However, additional income generated by this growth was more than offset by the negative effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses, severe winter weather conditions, derailments and persistently high fuel prices.

non-gaap performance indicators

(reconciliation of non-GAAP EPS to GAAP EPS)

For the year ended December 31 (unaudited)	2004	2003 (1)	2002 (1)

Diluted EPS, as determined by GAAP	$2.60	$2.52	$3.06
Diluted EPS, related to FX on LTD – net of tax	(0.59)	(1.41)	(0.11)
Diluted EPS, related to other specified items – net of tax	0.26	0.96	(0.45)

Diluted EPS, before FX on LTD and other specified items (2)	$2.27	$2.07	$2.50

(1) Certain prior period figures have been restated to conform with presentation adopted in 2004.
(2) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the sub-heading “Other Specified Items”.

Diluted EPS, before FX on LTD and other specified items, was $2.27 in 2004, an increase of $0.20 from $2.07 in 2003 and a decrease of $0.23 from $2.50 in 2002. Diluted EPS, before FX on LTD and other specified items, is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described on page 7.

FOREIGN EXCHANGE GAINS (LOSSES) ON LONG-TERM DEBT

Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. These gains and losses, which are calculated as the Canadian dollar strengthens or weakens relative to the U.S. dollar, are mainly unrealized and can only be realized when net U.S. dollar-denominated long-term debt matures or is settled. Income, before FX on LTD and other specified items, as calculated on page 9, excludes FX on LTD from CPR’s earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations.

Foreign exchange gains on long-term debt were $94.4 million before tax in 2004, $209.5 million before tax in 2003 and $13.4 million before tax in 2002. The changes were due to the effect of Foreign Exchange, net of hedging, on U.S. dollar-denominated long-term debt. For every $0.01 the Canadian dollar strengthens relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain of approximately $9 million to $10 million.

OTHER SPECIFIED ITEMS

Other specified items may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.

Other specified items included a special charge of $55.2 million after tax ($90.9 million before tax) taken in the fourth quarter of 2004 to reflect the estimated costs required to clean up environmental contamination at a property in Minnesota. This charge is discussed further in this MD&A in the section “Future Trends, Commitments and Risks”, under the sub-heading “Environmental”.

10	2004 Annual Report

In the fourth quarter of 2004, net income included a positive adjustment of $12.4 million after tax ($19.0 million before tax) to reflect a reversal of a portion of the labour liability included in the special charge taken in the second quarter of 2003. The labour liability included in the special charge was for original estimates of labour liabilities to be incurred to restructure CPR’s northeastern U.S. operations. In 2004, CPR achieved a successful new arrangement with Norfolk Southern Railway for operations in the region. The arrangement, which received the first stage of regulatory approval in the fourth quarter of 2004, is delivering efficiency improvements. As a result, the Company did not incur the expected labour restructuring costs and the liability associated with restructuring CPR’s northeastern U.S. operations was reversed.

In the second quarter of 2003, a special charge of $141.4 million after tax ($215.1 million before tax) was taken to reflect the costs associated with a restructuring initiative that is expected to eliminate 820 jobs by the end of 2005 and to adjust the value of certain under-performing assets to fair value.

In the fourth quarter of 2003, CPR transferred assets to IBM Canada Ltd. (“IBM”) as part of a seven-year, $200-million agreement reached with IBM to operate and enhance CPR’s computing infrastructure. The arrangement will reduce CPR’s costs over time and allow remaining information technology staff to focus on applications that improve efficiency and service. The Company recognized a loss of $18.4 million after tax ($28.9 million before tax) on the transfer of these assets. This loss is included in other specified items in 2003.

In December 2003, the Government of Ontario repealed previously announced future income tax rate reductions. The Company’s future income taxes, which were previously based on these reduced rates, have been adjusted upwards by $52.7 million to reflect the change.

Following a revaluation in 2003 of various other components that determine its future income tax liability, the Company reduced the estimate of its future income tax liability by $59.3 million.

In 2002, there was one other specified item of $72 million resulting from a favourable income tax ruling relating to prior years.

lines of business

VOLUMES

Higher freight volumes result in increases in revenues and certain variable expenses such as fuel, equipment rents and crew costs. In 2004, total carloads were 2,699 thousand, an increase of 160 thousand, or 6%, from 2,539 thousand in 2003, and an increase of 252 thousand, or 10%, from 2,447 thousand in 2002. In 2004, total revenue ton-miles (“RTM”) were 123,627 million, an increase of 9,028 million, or 8%, from 114,599 million in 2003, and 15,938 million, or 15%, from 107,689 million in 2002. These increases in volumes were largely responsible for an increase in freight revenues of 7 % in 2004, compared with the same period in 2003, and a 7 % increase in 2004, compared with 2002. There was also an increase in related variable expenses in 2004, compared with the prior years.

2004 Annual Report	11

VOLUMES

For the year ended December 31	2004	2003	2002

Carloads (in thousands)
Grain	321.2	308.7	291.1
Coal	395.2	359.6	351.8
Sulphur and fertilizers	211.8	189.0	174.4
Forest products	160.3	164.2	174.2
Industrial products	286.3	263.4	271.9
Automotive	171.7	177.2	178.1
Intermodal
Intermodal	1,119.6	1,041.9	971.2
Food and consumer	32.7	35.2	34.6

Total Intermodal	1,152.3	1,077.1	1,005.8

Total carloads	2,698.8	2,539.2	2,447.3

Revenue ton-miles (in millions)
Grain	23,805	23,040	20,808
Coal	25,241	22,155	21,904
Sulphur and fertilizers	20,418	18,186	15,737
Forest products	10,557	10,789	11,014
Industrial products	14,196	13,229	12,801
Automotive	2,291	2,564	2,932
Intermodal
Intermodal	25,749	23,132	21,029
Food and consumer	1,370	1,504	1,464

Total Intermodal	27,119	24,636	22,493

Total revenue ton-miles	123,627	114,599	107,689

REVENUES

The Company’s revenues are derived primarily from the transportation of freight. Other revenues are generated mainly from leasing of certain CPR assets, container storage and terminal services fees, switching fees, land sales and income from business partnerships.

CPR maintains competitive freight rates and reviews its rates on a regular basis, adjusting them for market conditions as warranted. Current strong demand in the transportation market has resulted in favourable pricing conditions for CPR.

Total revenues, which consist of freight and other revenues, were $3,902.9 million in 2004, an increase of $242.2 million from $3,660.7 million in 2003, and an increase of $237.3 million from $3,665.6 million in 2002. Increases were achieved through strong volume growth and freight rate improvements in 2004, compared with 2003, which more than offset the approximately $130-million negative impact of Foreign Exchange on U.S. dollar-denominated revenues. Strong volume growth was achieved in 2003, compared with 2002. However, corresponding growth in freight revenues was significantly offset by a negative Foreign Exchange impact of approximately $192 million.

12	2004 Annual Report

REVENUES

For the year ended December 31 (in millions)	2004	2003	2002

Grain	$668.2	$644.4	$631.4
Coal	530.3	444.0	442.5
Sulphur and fertilizers	460.0	417.4	401.3
Forest products	322.0	328.8	360.3
Industrial products	430.2	400.4	422.1
Automotive	288.5	304.2	332.4
Intermodal
Intermodal	978.4	880.6	818.8
Food and consumer	51.2	59.5	63.1

Total Intermodal	1,029.6	940.1	881.9

Total freight revenues	$3,728.8	$3,479.3	$3,471.9

Other revenues
Other intermodal	56.3	45.8	36.6
Non-freight and switching	117.8	135.6	157.1

Total other revenues	174.1	181.4	193.7

Total revenues	$3,902.9	$3,660.7	$3,665.6

FREIGHT REVENUES

Freight revenues are earned from transportation of bulk, merchandise and intermodal goods and include fuel surcharges billed to CPR customers. Freight revenues were $3,728.8 million in 2004, an increase of $249.5 million, or 7%, from $3,479.3 million in 2003, and an increase of $256.9 million, or 7%, from $3,471.9 million in 2002. Freight revenues increased in 2004 mainly as a result of volume growth, compared with 2003, partially offset by the approximately $127-million effect of Foreign Exchange and the negative effect on volumes and revenues resulting from an avalanche that caused a disruption on the busiest portion of CPR’s mainline in the first quarter of 2004. Volume growth in 2003, compared with 2002, helped offset the approximately $186-million negative effect of Foreign Exchange. In 2003, revenues also increased due to higher intermodal volumes and improved grain crops as shipments began to recover from the drought-induced decline experienced throughout 2002 and in the first half of 2003.

In response to rapidly rising fuel prices, the Company has revised its method of calculating the surcharge applied to help recover fuel costs. A new fuel surcharge program provides customers with surcharges that are more closely tied to current fuel prices and enables CPR to adjust its rates more quickly as fuel prices fluctuate. In 2004, the increase in fuel surcharge, included in freight revenues, recovered approximately two-thirds of CPR’s fuel price increase (including the effects of hedging).

At December 31, 2004, one customer comprised 11.7 % of total revenues and 12.4 % of CPR’s total accounts receivable. At December 31, 2003 and 2002, no customer’s revenues were greater than 10 % of total revenues.

Grain

Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax, rye and oats, are primarily transported to Canadian and U.S. markets for domestic consumption and to Canadian ports for export. U.S. grain products mainly include durum, spring wheat, corn, soybeans and barley shipped from the midwestern U.S. to other points in the Midwest, the Pacific Northwest and the northeastern U.S. Grain revenues in 2004 were $668.2 million, an increase of $23.8 million from $644.4 million in 2003 and an increase of $36.8 million from $631.4 million in 2002. Canadian grain volumes and revenues increased in 2004, compared with 2003, as a result of strong world demand and larger crop production following a drought-induced decline experienced throughout 2002 and in the first half of 2003. U.S. grain volumes increased in 2004, but the associated revenue

2004 Annual Report	13

increase was partially offset by the effect of Foreign Exchange. Furthermore, total grain revenues were reduced by penalties paid for delays in grain shipments. U.S. and Canadian grain shipments also benefited in 2003, compared with 2002, from a larger crop production and favourable market conditions in the second half of 2003. This growth was partially offset by a reduction in revenues as a result of the effect of Foreign Exchange, the effect of the drought in the first half of 2003 and the repercussions from a Port of Vancouver labour disruption in the fourth quarter of 2002 that carried into the first quarter of 2003.

Coal

CPR’s Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia to the ports of Thunder Bay, Ontario, and Vancouver, and to the U.S. Midwest. CPR’s U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest. In 2004, coal revenues were $530.3 million, an increase of $86.3 million from $444.0 million in 2003 and an increase of $87.8 million from $442.5 million in 2002. Revenues in 2004 increased largely due to a strong steel market, which created a higher world demand for metallurgical coal, increased freight rates and operational improvements that allowed CPR to transport more coal. Revenues also included a positive freight rate adjustment made in the fourth quarter of 2004 reflecting a rate settlement for eastbound coal shipments. Revenues in 2003 increased over 2002 due to strong world demand for metallurgical coal in the fourth quarter of 2003, offset by reduced export rail shipments in the first three quarters of 2003 and the effect of Foreign Exchange.

The Company is currently in dispute with its main coal customer, Elk Valley Coal Corporation (“EVCC”). CPR has included a reasonable accrual in its coal revenues for amounts that may be owing to CPR as a result of this dispute. The EVCC dispute is discussed further in this MD&A under the heading “Future Trends, Commitments and Risks”.

Sulphur and Fertilizers

Sulphur and fertilizers include chemical fertilizers, potash and sulphur shipped mainly from western Canada to the ports of Vancouver and Portland, Oregon, and to other Canadian and U.S. destinations. Revenues were $460.0 million in 2004, an increase of $42.6 million from $417.4 million in 2003 and an increase of $58.7 million from $401.3 million in 2002. Revenues were higher in 2004, compared with 2003, mainly due to increased export potash shipments driven by greater demand in Brazil and East Asia. Higher sulphur transportation rates and stronger export volumes of potash resulted in higher revenues in 2003, compared with 2002. The increase was partially offset by the effect of Foreign Exchange and declines in the chemical fertilizers market during 2003.

Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenues were $322.0 million in 2004, a decrease of $6.8 million from $328.8 million in 2003 and a decrease of $38.3 million from $360.3 million in 2002. Revenues were lower in 2004, compared with 2003, due mainly to the effect of Foreign Exchange and weather-related issues affecting CPR’s car availability and customer rail car loading capacity in the first half of 2004. These factors were partially offset by a shift to rail transportation from truck in the newsprint market in the second half of 2004, and increased freight rates. Revenues were lower in 2003 than in 2002 mainly as a result of the effect of Foreign Exchange and declines in the markets for wood pulp and newsprint.

Industrial Products

Industrial products include chemicals, plastics, aggregates, steel, and mine and energy-related products (other than coal) shipped throughout North America. In 2004, industrial products revenues were $430.2 million, an increase of $29.8 million from $400.4 million in 2003 and an increase of $8.1 million from $422.1 million in 2002. Revenues increased in 2004, compared with 2003, as a result of higher freight rates, greater steel demand driven by economic expansion and pipeline projects, strong demand for aggregates in the construction and manufacturing sectors, increased market share for plastics, and higher rates for energy products. Increases in revenues were partially offset by the effect of Foreign Exchange. The decrease in revenues in 2003 from 2002 was mainly due to the effect of Foreign Exchange, partially offset by increased demand for aggregates and energy-related products in 2003.

Automotive

Automotive consists primarily of the transportation of domestic and import vehicles, and automotive parts from North American assembly plants and the Port of Vancouver to destinations in the Canadian and U.S. marketplaces. In 2004, automotive revenues were $288.5 million, a decrease of $15.7 million from $304.2 million in 2003 and a decrease of $43.9 million from $332.4 million in 2002. Revenues were lower in 2004, compared with

14	2004 Annual Report

2003, due to the effect of Foreign Exchange, a decline in consumer demand for certain vehicle models in 2004 and the loss of certain business to a competing railway. This decrease was partially offset by a power outage that affected CPR’s customers in eastern Canada and the northeastern U.S., resulting in reduced automotive shipments and revenues in the third quarter of 2003. Revenues in 2003 were lower than in 2002 due to the effect of Foreign Exchange, the power outage and a decline in consumer demand.

Intermodal

Intermodal consists of domestic and international (import-export) traffic. CPR’s domestic segment handles a variety of products within Canada, as well as to and from the U.S., but primarily transports retail goods between eastern and western Canada. The international segment handles containers of mainly consumer goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia and inland Canadian and U.S. destinations. Intermodal revenues were $1,029.6 million in 2004, an increase of $89.5 million from $940.1 million in 2003 and an increase of $147.7 million from $881.9 million in 2002. The growth in CPR’s international business in 2004, compared with 2003, and in 2003, compared with 2002, was mainly due to increased volumes at the ports of Vancouver and Montreal as a result of improved world economic conditions and a general trend toward containerized traffic. In domestic intermodal, revenue growth in 2004, compared with 2003, was due to higher demand in the retail market and rate increase initiatives. Domestic revenue growth in 2003, compared with 2002, was due largely to the success of CPR’s co-location initiative, under which major retailers have built regional distribution facilities adjacent to certain CPR intermodal terminals. Increases in all intermodal revenues in 2004 and in 2003 were partially offset by the effect of Foreign Exchange.

CPR’s food and consumer group has historically been reported as part of the intermodal business line. However, as a result of changes in CPR’s market, management believes it would be more appropriate to include this group with the industrial products business line. As a result, the food and consumer reporting will transition to industrial products from the intermodal business line. The food and consumer portfolio consists of miscellaneous products, including sugar, meat by-products, railway equipment and building materials moving primarily from western Canada to various destinations in the United States.

Expectations for 2005

CPR anticipates revenues will increase in the range of 6 % to 8 % in 2005. The Company’s revenue outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. CPR’s 2005 revenue outlook assumes freight volume growth will continue to be strong in the grain, fertilizer, international container and coal businesses, current positive economic trends in North America and Asia will continue, and freight transportation rates will increase.

OTHER REVENUES

Other revenues consist of other intermodal revenues and non-freight and switching revenues. Other revenues in 2004 were $174.1 million, a decrease of $7.3 million from $181.4 million in 2003, and a decrease of $19.6 million from $193.7 million in 2002.

Other intermodal revenues are derived mainly from container storage and terminal service fees. Other intermodal revenues in 2004 were $56.3 million, an increase of $10.5 million from $45.8 million in 2003, and an increase of $19.7 million from $36.6 million in 2002. The increases in 2003 and 2004 reflect higher intermodal volumes resulting in higher container storage and terminal service fees.

Non-freight and switching revenues are comprised of leasing of certain assets, switching fees, land sales and income from business partnerships. These revenues in 2004 were $117.8 million, a decrease of $17.8 million from $135.6 million in 2003, and a decrease of $39.3 million from $157.1 million in 2002. Other non-freight and switching revenues were lower in 2004, compared with 2003, mainly due to lower land and leasing revenues and lower equity income from business partnerships.

Other revenues in 2003 were lower than in 2002 due to the effect of Foreign Exchange, lower switching fees and reduced income from business partnerships. In addition, there were favourable adjustments in 2002 as a result of a gain on a property sale from a previous period, partially offset by increased land sales and container storage fees.

2004 Annual Report	15

revenue per carload

Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period. Total freight revenue per carload was $1,382 in 2004, an increase of $12 from $1,370 in 2003 and a decrease of $37 from $1,419 in 2002. The increase in 2004, compared with 2003, was due to higher freight rates, which more than offset the effect of Foreign Exchange. In 2003, compared with 2002, revenue per carload decreased as the effect of Foreign Exchange more than offset freight rate increases.

freight revenue per carload

For the year ended December 31 ($) (unaudited)	2004	2003	2002

Total freight revenue per carload	1,382	1,370	1,419

Grain	2,080	2,087	2,169
Coal	1,342	1,235	1,258
Sulphur and fertilizers	2,172	2,208	2,301
Forest products	2,009	2,002	2,068
Industrial products	1,503	1,520	1,552
Automotive	1,680	1,717	1,866
Intermodal (including Food and consumer)	894	873	877

performance indicators

The Company believes that the indicators listed in this table are the most accurate measures of its business performance.

For the year ended December 31 (unaudited)	2004	2003 (1)	2002 (1)

Productivity indicators
Gross ton-miles of freight (millions)	236,451	221,884	209,596
Train-miles (thousands)	41,344	40,470	38,299
Average train weights (tons)	5,719	5,483	5,473
Efficiency and other indicators
U.S. gallons of fuel per 1,000 GTMs	1.20	1.24	1.24
Average number of active employees	16,056	16,126	16,116
Miles of road operated at end of period	13,817	13,848	13,874
Freight revenue per RTM (cents)	3.02	3.04	3.22
Safety indicators
FRA personal injuries per 200,000 employee-hours	2.7	3.1	3.6
FRA train accidents per million train-miles	2.1	1.8	1.8

(1) Certain prior period figures have been restated to conform with presentation adopted in 2004.

16	2004 Annual Report

PRODUCTIVITY INDICATORS

Productivity indicators reflect the Company’s operational activity.

•	Train-miles is a measure reflecting the distance traveled by the lead locomotive on each train operating over CPR’s track. An increase in gross ton-miles (“GTM”) without a corresponding increase in train-miles indicates higher efficiency.

•	Average train weight is the result of dividing GTMs by train-miles. It represents the average total weight of all CPR trains operating over CPR’s track and track on which CPR has running rights.

Fluctuations in these indicators normally drive corresponding fluctuations in certain variable costs such as fuel and crew costs.

EFFICIENCY AND OTHER INDICATORS

•	U.S. gallons of fuel per 1,000 GTMs represents the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This metric is calculated by dividing the total amount of fuel issued to CPR locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently the Company is using fuel. This indicator improved 3 % in 2004 from 2003 as a result of productivity initiatives and improved operating conditions. This statistic was unchanged in 2003 from 2002, as harsh operating conditions in the first quarter of 2003 were offset by the acquisition of new, more fuel-efficient locomotives and more efficient utilization of locomotives.

•	Average number of active employees is the average number of actively employed workers for the period. The number of actively employed workers includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with CPR but are not currently working. This indicator is calculated by adding the monthly average employee counts and dividing this total by the number of months in the period. CPR’s average number of active employees decreased 0.4 % in 2004, compared with 2003, as reductions made under restructuring initiatives were offset by hiring to handle business growth. CPR’s average number of active employees rose 0.1 % in 2003, compared with 2002, as hiring to handle business growth offset job reductions made under restructuring initiatives.

•	Miles of road operated is the total length of all rail lines over which CPR operates, excluding track on which it has haulage rights. An increase in GTMs without a corresponding increase in miles of road operated indicates higher utilization of assets.

•	Freight revenue per RTM is the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period. This indicator decreased slightly in 2004, compared with 2003, mainly due to the effect of Foreign Exchange, partially offset by initiatives for rate increases. This indicator decreased in 2003, compared with 2002, mainly due to changes in the mix of commodities moved and the effect of Foreign Exchange, partially offset by an increase in rates.

SAFETY INDICATORS

Safety is a key priority for CPR’s management and its Board of Directors. CPR uses two key safety indicators, each of which follows strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines:

•	FRA personal injuries per 200,000 employee-hours is the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors. CPR’s continued reduction in personal injuries is the result of ongoing focused safety management processes, which involve more than 1,000 employees in planning and implementing safety-related activities.

•	FRA train accidents per million train-miles is calculated as the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$6,700. This metric increased 17 % in 2004, compared with each of the two previous years. The increase occurred during the first two quarters of 2004, and in particular, during the colder than average weather experienced early in the year.

2004 Annual Report	17

operating expenses, before other specified items (1)

For the year ended December 31	2004		2003 (2)		2002 (2)
(in millions)	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue

Compensation and benefits	$1,259.6	32.3	$1,163.9	31.8	$1,143.4	31.2
Fuel	440.0	11.3	393.6	10.8	358.3	9.8
Materials	178.5	4.6	179.2	4.9	168.7	4.6
Equipment rents	218.5	5.6	238.5	6.5	255.4	7.0
Depreciation and amortization	407.1	10.4	372.3	10.2	340.2	9.3
Purchased services and other	610.7	15.6	583.6	15.9	555.6	15.1

Total	$3,114.4	79.8	$2,931.1	80.1	$2,821.6	77.0

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the sub-heading “Other Specified Items”.
(2) Certain prior period figures have been restated to conform with presentation adopted in 2004.

Operating expenses, before other specified items, were $3,114.4 million in 2004, an increase of $183.3 million from $2,931.1 million in 2003, and an increase of $292.8 million from $2,821.6 million in 2002. In 2004, compared with 2003, operating expenses increased due largely to inflation, higher fuel, depreciation and compensation and benefits costs, and higher costs associated with business growth, partially offset by an approximately $99-million Foreign Exchange impact. In 2003, compared with 2002, Foreign Exchange had a favourable impact of approximately $137 million on operating expenses, which was offset by inflation, higher depreciation and fuel prices, higher costs associated with business growth, and service disruptions in the first quarter of 2003 caused by severe winter weather conditions and derailments.

COMPENSATION AND BENEFITS

Compensation and benefits expense includes employee wages, salaries and fringe benefits. In 2004, compensation and benefits expense was $1,259.6 million, an increase of $95.7 million from $1,163.9 million in

2003, and an increase of $116.2 million from $1,143.4 million in 2002. Performance-based incentive compensation expenses increased in 2004, compared with 2003 when these expenses were abnormally low. Expenses also increased in 2004 as a result of higher costs associated with inflation, pension expense, training costs for new train crew employees, selective hiring to handle increased freight volumes as well as favourable expense adjustments during the first quarter of 2003, partially offset by lower expenses resulting from restructuring initiatives. Expenses in 2003 increased over 2002 as higher costs associated with inflation, severe winter conditions, pension expense and selective hiring to handle increased freight volumes were partially offset by lower variable incentive compensation costs, restructuring initiatives, expense adjustments during the first quarter of 2003 and the positive impact of Foreign Exchange.

FUEL

Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes and the favourable impact of CPR’s hedging program. In 2004, fuel expense was $440.0 million, an increase of $46.4 million from $393.6 million in 2003, and an increase of $81.7 million from $358.3 million in 2002. Fuel expense increased in 2004, compared with 2003, due to higher crude oil prices and volumes, partially offset by the effect of Foreign Exchange on U.S. dollar-denominated fuel expenses, more efficient fuel consumption, favourable refining margins and positive inventory adjustments. Fuel expense in 2003 was higher than in 2002 as a result of significantly higher fuel prices and greater consumption associated with increased freight volumes and severe winter operating conditions. These increases were partially offset by CPR’s fuel-hedging program and the positive effect of Foreign Exchange.

MATERIALS

Materials expense includes the cost of materials used for track, locomotive, freight car and building maintenance. This expense declined slightly to $178.5 million in 2004 from $179.2 million in 2003, and was up $9.8 million from $168.7 million in 2002. The decline in 2004, compared

18	2004 Annual Report

with 2003, was due to lower material usage for track maintenance, reduced computer hardware and software expenses beginning in January 2004 as a result of a new outsourcing agreement with IBM, and the effect of Foreign Exchange, offset by higher fuel costs for vehicles and increased locomotive repair and servicing materials. Expenses increased in 2003 over 2002 due to increased materials required for repairs, derailment costs and favourable adjustments made in 2002, partially offset by the effect of Foreign Exchange.

EQUIPMENT RENTS

Equipment rents expense includes the cost to lease freight cars, intermodal equipment and locomotives from other railways and companies. In 2004, equipment rents expense was $218.5 million, a decrease of $20.0 million from $238.5 million in 2003, and a decrease of $36.9 million from $255.4 million in 2002. The decrease in 2004, compared with 2003, was due to the effect of Foreign Exchange, higher earnings from customers and railways for the use of CPR cars and an overall reduction in car rental rates, partially offset by additional leases acquired for locomotives and freight cars to handle growing freight volumes. The decrease in 2003, compared with 2002, primarily resulted from the positive impact of Foreign Exchange, reduced compensation to private freight car owners and the reduction of rent expense previously charged by the variable interest entity that was consolidated in the second quarter of 2003. These decreases in 2003 were partially offset by higher expenses that resulted from weather-related service issues and higher traffic volumes.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. This expense was $407.1 million in 2004, an increase of $34.8 million from $372.3 million in 2003, and an increase of $66.9 million from $340.2 million in 2002. The increase in 2004, compared with 2003, was due largely to additions to CPR’s capital assets and higher depreciation rates on certain track assets, particularly rail. The increase was partially mitigated by the effect of Foreign Exchange and depreciation for assets transferred in the fourth quarter of 2003 to IBM under an outsourcing agreement. The increase in 2003 over 2002 was due largely to additions to CPR’s capital assets and increased depreciation rates on certain assets, mostly related to information systems hardware. The increase was partially mitigated by the effect of Foreign Exchange.

PURCHASED SERVICES AND OTHER

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injury and damage, environmental, property and other taxes, contractor and consulting fees, and insurance. This expense was $610.7 million in 2004, an increase of $27.1 million from $583.6 million in 2003, and an increase of $55.1 million from $555.6 million in 2002. In 2004, compared with 2003, purchased services and other expense increased, mainly due to payments to IBM under an outsourcing agreement commencing in January 2004, property and other taxes, joint facility inter-railway costs, and intermodal equipment repairs, partially offset by the effect of Foreign Exchange and lower costs associated with derailments, mishaps and personal injuries. Expenses increased in 2003 over 2002 due to higher insurance premiums, derailment costs, volume-related expenses and favourable adjustments made in 2002.

EXPECTATIONS FOR 2005

CPR anticipates that total operating expenses will increase in the range of 5 % to 6 % in 2005. The Company’s expense outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. CPR’s 2005 expense outlook assumes fuel expense will increase 18 % to 20%, including the benefits of hedging, and compensation and benefits expense will increase due to additional hiring to handle growing freight volumes, inflation and higher pension expense. CPR’s expense outlook also assumes current positive economic trends in North America and Asia will continue. The higher fuel expense assumption is based on CPR’s estimate that the West Texas Intermediate price will increase to an average of US$48 per barrel (unhedged) in 2005, from an average of US$40 per barrel (unhedged) in 2004, and that fuel consumption will increase as a result of higher freight volumes. Excluding fuel, total operating expenses are expected to increase in the range of 3 % to 4%.

other income statement items

OTHER CHARGES

Other charges consist of amortization of the discounted portion of certain long-term accruals, gains and losses due to the effect of Foreign Exchange on working capital, various costs related to financing, gains and losses associated with changes in the fair value of non-hedging derivative instruments, and other miscellaneous

2004 Annual Report	19

income. Other charges were $36.1 million in 2004, an increase of $2.6 million from $33.5 million in 2003, and an increase of $14.3 million from $21.8 million in 2002. The increase in 2004, compared with 2003, was due to changes in the fair value of derivative instruments that were not eligible for hedge accounting under the Canadian Institute of Chartered Accountants’ (“CICA”) Accounting Guideline 13 (“AcG 13”), discussed under the heading “Changes in Accounting Policy” in this MD&A, and the effect of Foreign Exchange on working capital accounts. The increase in 2003, compared with 2002, was due to a benefit in 2002 from interest income on a tax recovery and interest paid in 2003 on an income tax settlement.

INTEREST EXPENSE

Interest expense includes interest on long-term debt and capital leases, and interest income. Interest expense was $218.6 million in 2004, down slightly from $218.7 million in 2003 and a decrease of $23.6 million from $242.2 million in 2002. Interest expense decreased in 2004, compared with 2003, due to the positive effect of Foreign Exchange, savings from interest rate swaps on US$200 million of the US$400-million 6.25 % Medium Term Notes (discussed further under the heading “Financial Instruments” in this MD&A) and the replacement of higher-cost debt with lower-cost debt. These reductions were offset by interest on a new locomotive capital lease entered into in the first quarter of 2004, and interest on the $350-million 4.9 % Medium Term Notes. The cancellation in July 2004 of the cross-currency swaps on $105 million of the $350-million 4.9 % Medium Term Notes (discussed further under the heading “Financial Instruments” in this MD&A) resulted in lower cost savings and, therefore, an increase to 2004 interest expense. The decrease in 2003 from 2002 was due to the replacement of higher-cost debt with lower-cost debt and the positive impact of Foreign Exchange and interest rate swaps. The decrease was partially offset by interest on the $350-million 4.9 % Medium Term Notes.

INCOME TAXES

Income tax expense in 2004 was $143.3 million, compared with $41.6 million in 2003 and $105.9 million in 2002. Income tax expense increased in 2004, compared with 2003, mainly due to the recovery of income taxes for special charges in 2003. The recovery in 2003 was also the primary reason for the lower income tax expense in 2003, compared with 2002.

The effective income tax rate for 2004 was 25.9%, compared with 9.4 % for 2003 and 17.9 % for 2002. The normalized rates (income tax rate based on income adjusted for FX on LTD and other specified items) for 2004, 2003 and 2002 were 32.3%, 30.9 % and 31.2%, respectively.

In December 2003, the Government of Ontario repealed previously announced future income tax rate reductions. The Company’s future income tax liability, which was previously based on these reduced rates, was increased by $52.7 million to reflect the change. This adjustment is also discussed in the section “Non-GAAP Earnings”, under the sub-heading “Other Specified Items”.

Following a revaluation in 2003 of various components used to determine its future income tax liability, the Company reduced the estimate of its future income tax liability by $59.3 million. This adjustment is also discussed in the section “Non-GAAP Earnings”, under the sub-heading “Other Specified Items”.

In 2002, the Company reported an income tax recovery of approximately $72.0 million stemming from a favourable tax decision by the Federal Court of Appeal. This decision resulted in an effective tax rate of 17.9%, compared with a normalized income tax rate of approximately 31.2%. This adjustment is also discussed in the section “Non-GAAP Earnings”, under the sub-heading “Other Specified Items”.

EXPECTATIONS FOR 2005

The Company anticipates that expenses for interest, other charges and taxes will increase in the range of 4 % to 6 % in 2005. This outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions include a normalized tax rate of between 32 % and 34 % on higher earnings in 2005 and a slight increase in interest expense associated with new debt that may be issued in 2005. A normalized tax rate of between 32 % and 34 % would be similar to the normalized tax rate in 2004.

In recent years, CPR has been using certain tax loss carryforwards to offset taxable income. The Company anticipates that these loss carryforwards will be exhausted by 2007 and CPR will have an increase in tax payments during that year.

fourth-quarter summary

OPERATING RESULTS

In the fourth quarter of 2004, the Company transported 60,491 million GTMs and 31,603 million RTMs of

20	2004 Annual Report

freight, compared with 58,887 million GTMs and 30,792 million RTMs in the fourth quarter of 2003. The increases were largely responsible for a 7 % rise in freight revenues in the fourth quarter of 2004, compared with the same period in 2003. There was also an increase in related variable expenses in the fourth quarter of 2004, compared with fourth-quarter 2003.

The Company reported net income of $129.3 million in the fourth quarter of 2004, a decrease of $44.7 million from $174.0 million in the same period of 2003. The decrease was mainly due to a special charge of $55.2 million after tax ($90.9 million before tax) taken in the fourth quarter of 2004 to reflect clean-up costs for environmental contamination at a property in Minnesota (discussed further under the heading “Future Trends, Commitments and Risks” in this MD&A) and an FX gain on LTD. The FX gain on LTD in the fourth quarter of 2004 was $55.8 million after tax, compared with $72.0 million after tax in the same period in 2003. The decrease was partially offset by a $12.4-million after-tax reversal ($19.0 million before tax) of part of a restructuring charge taken in the second quarter of 2003, and a loss on the transfer of assets to an outsourcing firm of $18.4 million after tax ($28.9 million before tax) in the fourth quarter of 2003 (discussed further under the sub-heading “Other Specified Items” in this MD&A).

Operating income for the three-month period ended December 31, 2004, was $161.1 million, a decrease of $32.2 million from $193.3 million in the same period of 2003. The decrease was mainly due to the special charge for environmental clean-up costs. This decrease was partially offset by higher freight volumes, resulting in increased revenues in 2004 (discussed under the sub-heading “Revenues” below), partially offset by a corresponding increase in volume-related expenses. The decrease was also partially offset by the reversal of part of the restructuring charge taken in the second quarter of 2003, and the loss on the transfer of assets to an outsourcing firm in the fourth quarter of 2003.

Diluted EPS was $0.81 in the fourth quarter of 2004, a decrease of $0.28 from $1.09 in the same period of 2003.

NON-GAAP EARNINGS

Income, excluding FX on LTD and other specified items, was $116.3 million in the fourth quarter of 2004, an increase of $2.5 million from $113.8 million in fourth-quarter 2003. The increase was due to higher intermodal, grain, fertilizer and coal revenues, partially offset by an increase in fuel and compensation and benefits expenses (discussed in the “Revenues” and “Operating Expenses, before Other Specified Items” sections).

REVENUES

Total revenues were $1,021.9 million in the fourth quarter of 2004, an increase of $58.4 million from $963.5 million in fourth-quarter 2003.

Grain

Grain revenues in the fourth quarter of 2004 were $199.5 million, an increase of $10.8 million from $188.7 million in the same period of 2003, mainly due to higher volumes of U.S. grain for export, partially offset by the effect of Foreign Exchange.

Coal

Coal revenues were $142.7 million, an increase of $26.5 million from $116.2 million, largely due to a strong steel market, which created higher world demand for metallurgical coal, and a positive rate adjustment in the fourth quarter of 2004 as a result of a settlement for eastbound Canadian coal shipments.

Sulphur and Fertilizers

Sulphur and fertilizers revenues were $108.7 million in the fourth quarter of 2004, an increase of $10.2 million from $98.5 million in 2003, mainly due to increased export potash shipments driven by higher demand in Brazil and East Asia.

Forest Products

Forest products revenues were $79.0 million, an increase of $5.3 million from $73.7 million in 2003, mainly due to higher transportation rates, greater volumes for pulp and paper products and new newsprint business.

Industrial Products

Industrial products revenues were $108.7 million in the fourth quarter of 2004, an increase of $4.5 million from $104.2 million in 2003 as a result of initiatives to increase rates, greater demand for steel driven by economic expansion and strong demand for export glycol.

Automotive

Automotive revenues were $66.6 million in fourth-quarter 2004, a decrease of $9.3 million from fourth-quarter 2003 revenues of $75.9 million due to the effect of Foreign Exchange, a decline in demand for certain vehicle models in 2004 and reduced volumes related to the loss of certain business to a competing railway.

Intermodal

Intermodal revenues grew in the fourth quarter of 2004 to $261.9 million, an increase of $15.5 million from

2004 Annual Report	21

$246.4 million in the same period of 2003. In the import/export business, growth was mainly due to increased volumes in the export sector at the ports of Vancouver and Montreal as a result of improved world economic conditions and a general trend toward containerized traffic. Growth in the domestic market was due to greater demand in retail businesses. Revenues in the import/export and domestic businesses also increased due to higher freight rates.

OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS

Operating expenses, before other specified items, in the fourth quarter of 2004 were $788.9 million, an increase of $47.6 million from $741.3 million in the same period of 2003.

Compensation and Benefits

Compensation and benefits expense in fourth-quarter 2004 was $326.8 million, an increase of $20.9 million from $305.9 million in the fourth quarter of 2003. The increase was largely due to higher incentive compensation and pension expenses, inflation and selective hiring to handle business growth, partially offset by the effect of Foreign Exchange and cost savings from workforce reductions.

Fuel

Fuel expense was $123.4 million in fourth-quarter 2004, an increase of $25.3 million from $98.1 million in 2003 due to higher crude oil prices and volumes, partially offset by the positive results of CPR’s fuel hedging program, the effect of Foreign Exchange, greater fuel efficiency and a refund of fuel excise taxes relating to prior years.

Materials

Materials expense was $38.1 million, a decrease of $3.2 million from $41.3 million in 2003, mainly due to an adjustment to correct for overpayment to a supplier, partially offset by increased materials usage for locomotive repairs and servicing stemming from an increase in locomotive fleet size.

Equipment Rents

Equipment rents expense was $46.6 million in the fourth quarter of 2004, a decrease of $8.0 million from $54.6 million in 2003 due to higher earnings from customers and railways for the use of CPR cars and the effect of Foreign Exchange, partially offset by additional leases acquired for locomotives and freight cars to handle additional freight volumes and higher freight car lease rates.

Depreciation and Amortization

Depreciation and amortization expense was $102.1 million in 2004, an increase of $5.2 million from $96.9 million in the fourth quarter of 2003, due largely to additions to CPR’s capital assets and increased depreciation rates on certain assets, particularly rail, partially mitigated by asset retirements.

Purchased Services and Other

Purchased services and other expense was $151.9 million in fourth-quarter 2004, an increase of $7.4 million from $144.5 million in the same period of 2003. The increase was mainly due to payments to IBM under an outsourcing agreement that began in January 2004, higher joint-facility inter-railway expenditures and locomotive rebates in 2003, and increased consulting services, partially offset by lower costs associated with derailments, mishaps and personal injury claims, and the positive effect of Foreign Exchange.

OTHER INCOME STATEMENT ITEMS

FX on LTD grew to $57.2 million ($55.8 million after tax) in fourth-quarter 2004, an increase of $12.9 million from $44.3 million ($72.0 million after tax) in the same period of 2003. The increase was due to the effect of Foreign Exchange on U.S. dollar-denominated debt. Other charges were $12.9 million in 2004, a slight decrease from $13.4 million in 2003, reflecting a penalty payment for termination of a contract and interest paid on an income tax settlement in 2003, which offset the effect of Foreign Exchange on working capital accounts and gains realized on forward foreign exchange contracts. Interest expense was $52.6 million in fourth-quarter 2004, an increase of $2.3 million from $50.3 million in 2003. The increase was due to interest on long-term debt issued to finance locomotives in the first quarter of 2004 and a rise in variable interest rates, partially offset by the effect of Foreign Exchange.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company held $353.0 million in cash and short-term investments, which was an increase of $29.8 million during the fourth quarter of 2004. At December 31, 2003, CPR held $134.7 million in cash and short-term investments, which was a decrease of $225.3 million during the fourth quarter of 2003. The increase in cash was due primarily to lower pension contributions of $112.9 million in the fourth quarter of 2004, compared with $314.9 million (including a prepayment of pension funding of $300.0 million) in the fourth quarter of 2003.

22	2004 Annual Report

quarterly financial data

	For the quarter ended
(in millions, except per share data)	2004				2003 (1)

(unaudited)	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31

Total revenue	$1,021.9	$989.7	$1,004.7	$886.6	$963.5	$904.3	$914.1	$878.8
Operating income (loss)	$161.1	$218.9	$220.6	$116.0	$193.3	$203.6	$(29.2)	$117.9
Net income	$129.3	$176.5	$83.7	$23.5	$174.0	$91.3	$34.1	$101.9
Basic earnings per share	$0.81	$1.11	$0.53	$0.15	$1.10	$0.57	$0.22	$0.64
Diluted earnings per share	$0.81	$1.11	$0.53	$0.15	$1.09	$0.57	$0.22	$0.64

This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.
(1) Certain prior period figures have been restated to conform with presentation adopted in 2004.

QUARTERLY TRENDS

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and the transportation of consumer goods. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of consumer goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter.

Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs as a result of winter weather.

Operating and net income in the fourth quarter of 2004 were negatively affected by a special charge for environmental clean-up costs associated with a property in Minnesota but were positively impacted by a reversal of a portion of a special charge for restructuring that was originally recorded in the second quarter of 2003.

A special charge for restructuring and asset impairment recorded in the second quarter of 2003 and a loss on transfer of assets related to an outsourcing agreement with IBM in the fourth quarter of 2003 negatively affected operating and net income for that year.

Net income is influenced by seasonal fluctuations, including weather-related costs, as well as FX on LTD, the special charges and the loss on transfer of assets.

changes in accounting policy

2004 ACCOUNTING CHANGES

The Company implemented the following new accounting policies during 2004 as a result of new developments in accounting standards.

Hedging Transactions

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13 “Hedging Relationships” (“AcG 13”). AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instruments that fail to meet the hedging criteria are accounted for in accordance with Emerging Issues Committee Abstract 128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments” (“EIC-128”). These instruments are recorded on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in income in the period in which the change occurs.

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of $105 million at December 31, 2003, no longer qualified for hedge accounting for Canadian GAAP purposes. These swap agreements are discussed further under the heading “Financial Instruments”.

2004 Annual Report	23

Beginning January 1, 2004, derivative instruments that do not qualify as hedges and those not designated as hedges are being carried on the Consolidated Balance Sheet at fair value and will result in gains and losses being recorded on the Statement of Consolidated Income. In 2004, a $1.5-million pre-tax gain was reported in “Other Charges” on the Statement of Consolidated Income.

Further discussion of CPR’s derivative instruments is provided under the heading “Financial Instruments”.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted retroactively with restatement the CICA Handbook Section 3110 “Asset Retirement Obligations”, which replaced the previous guidance on future removal costs included in the CICA Accounting Standard 3061 “Property, Plant and Equipment”. The new standard requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost is added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s prior practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when the removal of the asset is not a legal obligation.

The effect on CPR’s earnings from adopting this standard is discussed under the sub-heading “Property, Plant and Equipment”.

Stock-based Compensation

In the fourth quarter of 2003, CPR adopted the fair value-based approach of the CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. The Company adopted the new accounting standard effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003.

In 2004, “Compensation and Benefits” expense on the Statement of Consolidated Income increased $5.8 million as a result of adopting this standard.

liquidity and capital resources

CPR believes that adequate amounts of cash and cash equivalents are available in both the short term and the long term to provide for ongoing operations, including the obligations identified in the tables under the heading “Contractual Commitments” and the sub-heading “Financial Commitments”. CPR is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes CPR’s indicators of liquidity and capital resources.

OPERATING ACTIVITIES

Cash provided by operating activities was $786.0 million in 2004, an increase of $480.3 million from $305.7 million in 2003 and an increase of $22.5 million from $763.5 million in 2002. The increase in 2004 from 2003 was mainly due to a larger amount of cash being generated through earnings in 2004, an additional pension funding payment of $300.0 million in the fourth quarter of 2003 and reduced restructuring payments in 2004. The decrease in 2003 from 2002 was mainly due to the additional pension funding payment of $300.0 million and lower net income in 2003.

There are no specific or unusual requirements relating to CPR’s working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPR.

INVESTING ACTIVITIES

Cash used in investing activities was $666.1 million in 2004, a decrease of $34.2 million from $700.3 million in 2003 and an increase of $115.1 million from $551.0 million in 2002. The decrease in 2004, compared with 2003, was mainly due to fewer locomotive acquisitions and a lower U.S. foreign exchange rate in 2004, partially offset by increases in capital spending on track projects. The increase in 2003, compared with 2002, was mainly due to higher capital spending on track projects, the purchase of new locomotives and increased funding to a joint venture.

Capital spending in 2005 is projected to be approximately $760 million, mainly for track infrastructure renewal and locomotive acquisitions and overhauls. The Company’s capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. CPR’s 2005 capital spending outlook assumes that capital additions will increase in 2005 from 2004 as a result of increased track-related investments, which are partly due to growing freight volumes.

24	2004 Annual Report

CPR intends to finance capital expenditures from free cash flow, but may finance some equipment with new debt, if required.

FINANCING ACTIVITIES

Cash provided by financing activities was $98.4 million in 2004, a decrease of $146.0 million from $244.4 million in 2003 and an increase of $582.9 million from cash used in financing activities of $484.5 million in 2002. The decrease in cash provided in 2004, compared with 2003, was due to lower debt issuances in 2004. In 2004, debt was issued as described below, compared with the issue of 5.75 % US$250-million Debentures and the $350-million Medium Term Notes in 2003 (described below), partially offset by the redemption of the 6.875 % US$250-million Debentures in the second quarter of 2003. The increase in 2003 over 2002 was due to the issuance of debt in 2003, partially offset by the redemption of debt in 2003 (described below) and the repayment of US$250 million of debt in the second quarter of 2002.

CPR completed one Senior Secured Notes offering in the first quarter of 2004 – 5.41 % US$145 million issued March 2004, maturing March 2024, to fund the acquisition of locomotives.

CPR completed two unsecured debt offerings in 2003 – 5.75 % US$250-million Debentures issued March 2003, maturing March 2033, and 4.9% $350-million Medium Term Notes issued July 2003, maturing June 2010. The former was to refinance CPR’s 6.875 % US$250-million Notes that matured in April 2003. The latter was to take advantage of the low interest rate environment and provide funds for general operating purposes.

CPR has available, as sources of financing, credit facilities of up to $545.0 million. CPR believes it can raise capital, within limits, in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR’s unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.

CPR filed a US$750-million base shelf prospectus with the U.S. Securities and Exchange Commission in May 2004 to provide the financial flexibility to offer debt securities for sale. The Company plans to issue Medium Term Notes in the first half of 2005, primarily to finance the purchase of additional locomotives.

At December 31, 2004, CPR’s net-debt to net-debt-plus-equity ratio improved to 42.9%, compared with 46.9 % and 47.4 % at December 31, 2003 and 2002, respectively. The improvement in 2004, compared with 2003, was due primarily to the increase in equity from 2004 earnings and increased cash balances. The improvement in 2003, compared with 2002, was due primarily to the increase in equity from 2003 earnings, offset by decreased cash balances and a net increase in debt. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This is divided by the sum of net debt plus total shareholders’ equity as presented on CPR’s Consolidated Balance Sheet.

Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and intends to continue to manage the Company’s capital employed so that it retains solid investment-grade credit.

FREE CASH

Free cash is a non-GAAP measure that management considers an indicator of CPR’s liquidity and ability to re-invest in the Company. Free cash, after dividends, is calculated as cash provided by operating activities, less cash used in investing activities and dividends.

The Company generated positive free cash after dividends of $38.2 million in 2004, compared with negative free cash of $475.4 million in 2003 and positive free cash of $131.7 million in 2002. The increase in free cash in 2004, compared with 2003, was due largely to an increase in cash generated by operating activities (as discussed previously) and decreased capital expenditures in 2004. Negative free cash in 2003 resulted mainly from an extra pension funding payment of $300.0 million in the fourth quarter of 2003 and lower net income and increased capital expenditures in 2003, compared with 2002.

CPR expects to generate free cash of $50 million to $100 million for the 2005 fiscal year, achieved mainly with higher earnings and lower restructuring payments, partially offset by an increase in capital expenditures.

2004 Annual Report	25

The Company’s capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. CPR’s free cash outlook relies on the assumptions established for earnings and capital expenditures, which were discussed previously in this MD&A under the sub-heading “Revenues”, and under the headings “Operating Expenses, Before Other Specified Items”, “Other Income Statement Items” and “Liquidity and Capital Resources”.

CALCULATION OF FREE CASH
(reconciliation of free cash to GAAP cash position)

For the year ended December 31 (in millions) (unaudited)	2004	2003 (1)	2002 (1)

Cash provided by operating activities	$786.0	$305.7	$763.5
Cash used in investing activities	(666.1)	(700.3)	(551.0)
Dividends paid on Common Shares	(81.7)	(80.8)	(80.8)

Free cash (2)	38.2	(475.4)	131.7
Cash provided by (used in) financing activities, before dividend payment	180.1	325.2	(403.7)

Increase (decrease) in cash, as shown on the Statement of Consolidated Cash Flows	218.3	(150.2)	(272.0)
Net cash at beginning of period	134.7	284.9	556.9

Net cash at end of period	$353.0	$134.7	$284.9

(1) Certain prior period figures have been restated to conform with presentation adopted in 2004.
(2) These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

balance sheet

Assets totalled $10,499.8 million at December 31, 2004, compared with $9,956.7 million at December 31, 2003, and $9,664.3 million at December 31, 2002. The increase in 2004, compared with 2003, was mainly due to capital additions, most of which were locomotives and track replacement programs, and a larger cash balance from debt issuance in the first quarter of 2004. The increase in assets in 2003, compared with 2002, was mainly due to capital additions for locomotives and track replacement programs, and a larger pension asset from additional funding during 2003.

CPR’s combined short-term and long-term liabilities were $6,517.4 million at December 31, 2004, compared with total liabilities of $6,302.1 million at December 31, 2003, and $6,296.0 million at December 31, 2002. The increases were mainly due to higher accrued payroll liabilities, most of which were for a more normal level of incentive compensation, and larger future income tax balances resulting from tax rate increases by the Province of Ontario. Trade accounts payable also increased, mainly for amounts owing to other railways for transporting CPR customers’ freight.

At December 31, 2004, the Company’s Consolidated Balance Sheet reflected $3,982.4 million in equity, compared with equity balances of $3,654.6 million and $3,368.3 million at December 31, 2003 and 2002, respectively. The majority of the increases were due to CPR’s growth in retained income in 2004 and 2003.

SHARE CAPITAL

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2004, 158.8 million Common Shares and no Preferred Shares had been issued.

CPR also has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CPR shares. Each option granted can be exercised for one Common Share. CPR has authorized a maximum of 11.0 million Common Shares for issuance under the MSOIP. At December 31, 2004, 7.6 million of these options were outstanding.

26	2004 Annual Report

On July 21, 2003, CPR’s Board of Directors suspended the Company’s Directors’ Stock Option Plan (“DSOP”), under which members of the Board of Directors were granted options to purchase CPR shares. The DSOP allowed each option granted to be exercised for one Common Share. The maximum number of Common Shares approved for issuance under the DSOP was 500,000. Outstanding options granted prior to suspension of the DSOP remain in effect with no amendments. At December 31, 2004, 160,000 of these options remained in effect. The DSOP was suspended as a result of a review by external compensation consultants of the Company’s compensation philosophy for its Board of Directors.

DIVIDENDS

Declared Dividends and Dividend Policy

The Board of Directors will give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company. The Company is, however, under no obligation to declare dividends and the declaration of dividends is wholly within the Board of Directors’ discretion. Further, the Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared. Restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.

The details of dividends declared by the Board of Directors since the initial listing of CPR’s Common Shares on the Toronto and New York stock exchanges in October 2001 are as follows:

Dividend amount	Record date	Payment date

$0.1275	December 27, 2001	January 28, 2002
$0.1275	March 27, 2002	April 29, 2002
$0.1275	June 27, 2002	July 29, 2002
$0.1275	September 27, 2002	October 28, 2002
$0.1275	December 27, 2002	January 27, 2003
$0.1275	March 28, 2003	April 28, 2003
$0.1275	June 27, 2003	July 28, 2003
$0.1275	September 26, 2003	October 27, 2003
$0.1275	December 24, 2003	January 26, 2004
$0.1275	March 26, 2004	April 26, 2004
$0.1275	June 25, 2004	July 26, 2004
$0.1325	September 24, 2004	October 25, 2004
$0.1325	December 31, 2004	January 31, 2005
$0.1325	March 25, 2005	April 25, 2005

financial instruments

The Company’s policy with respect to hedging of risk exposure is to selectively reduce volatility associated with fluctuations in interest and foreign exchange rates and in the price of diesel fuel. CPR’s policy is to prohibit the utilization of derivative financial and commodity instruments for trading or speculative purposes.

INTEREST RATE MANAGEMENT

The Company enters into interest rate risk management transactions to manage exposure to fluctuations in interest rates, to protect against increases in interest rates in anticipation of future debt issuances, and to convert a portion of its fixed-rate long-term debt to floating-rate debt. From time to time, the Company uses interest rate swaps, bond forwards and interest rate locks as part of its interest rate risk management strategy.

Interest Rate Swaps

The Company has entered into fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of its US$400-million 6.25 % Notes to floating-rate debt. CPR pays an average floating rate that fluctuates

2004 Annual Report	27

quarterly based on the London Interbank Offered Rate (“LIBOR”). These swaps expire in 2011 and are accounted for as a fair value hedge. Savings from these swaps reduced “Interest Expense” on the Statement of Consolidated Income by $6.7 million in 2004. An unrealized gain of $8.8 million from these interest rate swaps was calculated based on their fair value at December 31, 2004. The fair value of these swaps has not been recorded on the Consolidated Balance Sheet. Swap, currency and basis-spread curves from Reuters were utilized to establish the fair market value of the swaps. Values may vary marginally due to either the terms of the contract or minor variations in the time of day when the data was collected.

Concurrent with the issuance of its 4.9% $350-million Medium Term Notes in 2003, CPR entered into cross-currency, fixed-to-floating interest rate swap agreements for the purpose of converting $105 million of fixed-rate debt to US$77.3 million of floating-rate U.S. dollar-denominated debt. Beginning January 1, 2004, management determined that these agreements no longer qualified for hedge accounting treatment under a new Canadian GAAP pronouncement, AcG 13, which is discussed further under the heading “Changes in Accounting Policy” in this MD&A. The Company’s unrealized gain from these swaps is being amortized over the life of the debt. At December 31, 2004, “Deferred Liabilities” on the Consolidated Balance Sheet included $1.8 million for this deferred gain. Amortization of this gain reduced “Other Charges” on the Statement of Consolidated Income by $0.4 million in 2004. “Other Charges” also included the additional costs or savings that arose when the swaps were settled. The Company recorded savings of $1.5 million from these agreements in 2004. In July 2004, the Company terminated these agreements and a loss of $2.2 million from this settlement was included in “Other Charges”.

Interest Rate Locks

In the fourth quarter of 2004, CPR entered into eight treasury rate locks totalling US$200 million to fix the benchmark interest rate on certain U.S. Medium Term Notes the Company plans to issue in the first half of 2005. Any gains or losses from this arrangement, which is accounted for as a cash flow hedge, are expected to be amortized over the life of the related debt issuance. An unrealized gain of $1.8 million was calculated from these locks at December 31, 2004, using swap, currency and basis spread curves from Reuters to establish the fair market value of the locks. No realized or unrealized gains or losses from these locks were included in CPR’s financial statements at December 31, 2004.

In 2003, CPR entered into six treasury rate locks totalling US$124 million to fix the benchmark interest rate on the 5.41 % US$145-million Senior Secured Notes offering, maturing in 2024. Upon termination of these locks in the first quarter of 2004, CPR realized a loss of $2.0 million, which is being deferred and amortized over the 20-year life of the existing financing. At December 31, 2004, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included an unamortized loss of $1.9 million from these agreements. “Interest Expense” on the 2004 Statement of Consolidated Income included $0.1 million for amortization of this loss.

At December 31, 2004, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included an unamortized loss of $18.3 million from interest rate locks settled in 2003 on $200 million of long-term debt. The total loss is being amortized over seven years, which is the term of the underlying debt. “Interest Expense” on the 2004 Statement of Consolidated Income included $3.3 million for amortization of this loss.

At December 31, 2004, “Deferred Liabilities” on the Consolidated Balance Sheet included an unamortized gain of $8.9 million from interest rate locks settled in 2003 on US$250 million of long-term debt. The total gain is being amortized over 30 years, which is the term of the underlying debt. “Interest Expense” on the 2004 Statement of Consolidated Income included $0.3 million for amortization of this gain.

FOREIGN EXCHANGE MANAGEMENT

The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. From time to time, the Company uses foreign exchange forward contracts as part of its foreign exchange risk management strategy. A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the Company’s net investment in self-sustaining foreign subsidiaries.

Foreign Exchange Forward Contracts

CPR hedged a portion of its U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars. At December 31, 2004, the Company had US$98.3 million of forward sales of U.S. dollars

28	2004 Annual Report

outstanding to be settled in 2005 and 2006. The unrealized gain on these forward contracts, calculated using the trading value of the U.S. dollar on the New York Stock Exchange, was $0.2 million at December 31, 2004. No realized or unrealized gains or losses for these forwards were included in CPR’s financial statements at December 31, 2004.

CPR also purchased forward contracts to manage some of its exposure to fluctuations related to certain short-term commitments in U.S. dollars due to changes in exchange rates between Canadian and U.S. dollars. These forward contracts were not designated as hedges. The contracts settled in the second quarter of 2004. “Other Charges” on the 2004 Statement of Consolidated Income were reduced by $1.8 million as a result of realized gains from these contracts.

Cash Hedge

CPR designated US$70 million of cash as a hedge of the Company’s planned purchase of 41 locomotives in the first quarter of 2005. Any foreign exchange gain or loss realized on the cash will be applied against the purchase price of the locomotives. As at December 31, 2004, an unrealized foreign exchange loss of $1.1 million was calculated on this hedge using the closing U.S. dollar foreign exchange rate obtained from the Bank of Canada on December 31, 2004. No realized or unrealized gains or losses for these forwards were included in CPR’s financial statements at December 31, 2004.

FUEL PRICE MANAGEMENT

Crude Oil Futures

CPR enters into crude oil swap contracts to help mitigate future price increases related to the purchase of fuel. The Company generally enters into commodity swap purchase contracts. These contracts are marked-to-market every reporting period and the related unrealized gains or losses on these swaps are deferred until the related fuel purchases are realized.

An unrealized gain of $32.0 million was calculated based on the fair value of the swaps, which was derived from the price of West Texas Intermediate (“WTI”), as quoted by recognized dealers or as developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury Rate, LIBOR or swap spread. No unrealized gains or losses have been included in the Company’s financial statements in 2004.

Fuel purchases and commodity swap contracts have an element of foreign exchange variability. The Company uses from time to time foreign exchange forward contracts to manage this element of fuel-price risk. The Company enters into purchase contracts of U.S. dollars because the Canadian dollar cost of fuel increases if the U.S. dollar appreciates relative to the Canadian dollar. Gains and losses on the crude oil swaps, coupled with foreign exchange forward contracts, offset increases and decreases in the cash cost of fuel.

An unrealized loss of $8.8 million related to forward purchases of U.S. dollars was calculated based on the fair value of these forwards at December 31, 2004. Forward curves from Reuters were utilized to establish the fair value. The unrealized loss has not been recorded in the Company’s financial statements in 2004.

Fuel expense was reduced by $36.5 million in 2004 as a result of realized gains and losses arising from settled swaps and collars. No amounts for the foreign exchange forwards have been included in the Company’s financial statements for 2004, as none of the contracts has been realized.

For every US$1 increase in the price of WTI, fuel expense, before hedging, will increase by approximately $8 million, assuming current foreign exchange rates and fuel consumption levels. The Company has fuel hedges for approximately 31 % of its fuel purchases in 2005, representing unrealized gains of $17.9 million at December 31, 2004.

off-balance sheet arrangements

SALE OF ACCOUNTS RECEIVABLE

In September 2004, the Company renewed its accounts receivable securitization program for a term of five years to September 2009. Under the terms of the renewal, the Company sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust is a multi-seller trust and CPR is not the primary beneficiary. The Company may increase this sale amount up to a program limit of $200.0 million. At December 31, 2004, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $120.0 million (2003 – $120.0 million). Due to a relatively short collection cycle, the fair value of the undivided interest transferred to the trust in the accounts receivable securitization program approximated book value and the loss on the transaction was limited to the costs of funding and administering the program. The Company’s loss of $2.9 million (2003 – $4.1 million) on the securitization program was included in “Other Charges” on CPR’s Statement of Consolidated Income. The Company

2004 Annual Report	29

has a retained interest of approximately 15 % of receivables sold, which is recorded in “Accounts Receivable” on CPR’s Consolidated Balance Sheet. The Company cannot enter into an agreement with a third party with respect to its retained interest.

Receivables funded under the securitization program may not include delinquent, defaulted or written-off receivables, nor receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits. The Company maintains an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At December 31, 2004, allowances of $3.6 million (2003 – $5.6 million) were recorded in “Accounts Receivable”. In 2004, $2.8 million (2003 – $1.1 million) of accounts receivable were written off to “Freight Revenues”.

The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. However, even though the Company acts as collector of all of the securitized receivables, it has no claim against the trust’s co-ownership interest in the securitized receivables. No servicing asset or liability has been recorded, as the benefits CPR receives for servicing the receivables approximate the related costs. Proceeds from collections reinvested in the accounts receivable securitization program were $382.4 million in 2004.

The securitization program is subject to standard reporting and credit-rating requirements for CPR and includes a provision of a monthly portfolio report that the pool of eligible receivables satisfies pre-established criteria that are reviewed and approved by Dominion Bond Rating Services and are standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program. In the event the program is terminated prior to maturity, CPR expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations. The Company complied with all termination tests in 2004.

contractual commitments

The following table indicates CPR’s known contractual obligations and commitments to make future payments for contracts such as debt, capital lease arrangements and commercial commitments:

	Payments due by period
		Less than	1 – 3	3 – 5	After
At December 31, 2004 (in millions)	Total	1 year	years	years	5 years

Long-term debt	$3,014.9	$271.0	$185.8	$39.0	$2,519.1
Capital lease obligations	336.1	4.7	14.5	17.2	299.7
Operating lease obligations (1)	633.8	146.7	215.9	112.4	158.8
Supplier purchase obligations	603.1	94.8	158.9	119.9	229.5
Other long-term liabilities reflected on the Company’s Consolidated Balance Sheet (2)	953.6	120.2	227.8	231.1	374.5

Total contractual obligations	$5,541.5	$637.4	$802.9	$519.6	$3,581.6

(1) CPR has guaranteed residual values on certain leased equipment with a maximum exposure of $218.9 million, primarily in 2006 and beyond. Management estimates that CPR will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.
(2) Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits and workers’ compensation benefits. Projected payments for post-retirement benefits and workers’ compensation benefits include the anticipated payments for years 2004 to 2013. Pension payments are not included due to the volatility in calculating them. Pension payments are discussed further under the heading “Future Trends, Commitments and Risks” under the sub-heading “Pension Plan Deficit”.

30	2004 Annual Report

foreign exchange

The Company is exposed to foreign exchange fluctuations on the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Operating income is also reduced because more revenues than expenses are generated in U.S. dollars. The Company has arranged a significant portion of its long-term debt in U.S. dollars as a hedge against a stronger Canadian dollar, as the negative impact on operating income is largely offset by a reduction in U.S. dollar-denominated interest cost.

The Canadian dollar strengthened against the U.S. dollar by approximately 8 % year-over-year in 2004, compared with 2003. The impact of this foreign exchange rate fluctuation on the Company’s financial results is reflected on the Statement of Consolidated Income and the Consolidated Balance Sheet, net of the hedge discussed above.

TRANSLATION OF THE COMPANY’S
ACCOUNTS, EXCLUDING FOREIGN SUBSIDIARIES

U.S. dollar-denominated revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions, with all gains and losses included immediately in income. On average, a $0.01 change in the Canadian dollar affects operating income by approximately $3 million.

U.S. dollar-denominated Consolidated Balance Sheet accounts are translated into Canadian dollars at the period-end exchange rate for monetary items such as working capital, long-term debt and cash, and at historical exchange rates for non-monetary items. Unrealized gains and losses arising from the translation of the monetary items are included in income immediately in “Other Charges”, and as “Foreign Exchange Gains (Losses) on Long-Term Debt” for U.S. dollar-denominated long-term debt.

TRANSLATION OF FOREIGN SUBSIDIARIES’ ACCOUNTS

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the period-end exchange rate for assets and liabilities and the average exchange rates in effect during the period for revenues and expenses. Unrealized foreign exchange gains and losses arising from translation of foreign subsidiaries’ accounts are included as a separate component of “Shareholders’ Equity” on the Consolidated Balance Sheet. The Company has designated a portion of its U.S. dollar-denominated long-term debt in Canada as a hedge against its net investment in self-sustaining foreign subsidiaries. As such, foreign exchange gains and losses on translation of foreign subsidiaries’ accounts are partially offset by the foreign exchange gains and losses on U.S. dollar-denominated long-term debt held in Canada.

future trends, commitments and risks

CAPACITY CHALLENGES

Significant increases in rail traffic volumes have created capacity challenges for the North American rail sector. An unanticipated surge in bulk exports and container imports has created pressure on CPR’s delivery system to and from the Pacific Coast. CPR is maximizing its freight handling capacity by purchasing or leasing new and more powerful locomotives, replacing older freight cars with more efficient and higher-capacity freight cars and hiring train crews, as well as redesigning rail service and using highly disciplined scheduled operating practices to increase productivity and efficiency. CPR is also employing a capacity allocation system for the rapidly expanding import container business on the Canadian West Coast and has entered into joint railway agreements that will improve capacity and service levels in the Vancouver area. CPR is considering a phased infrastructure expansion program that would increase network capacity in increments, beginning with the corridor west of Moose Jaw, Saskatchewan. The phased approach would enable CPR to expand with the rate of traffic growth, helping CPR derive maximum value from its investment, or to delay or reduce the scope of the phases as capacity improves on the existing network. However, network expansion will only begin should several preconditions be met, including the sustainability of traffic growth, improved margins and regulatory stability.

COMPANY GROWTH AND FLEXIBILITY

CPR has a substantial investment in fixed plant and equipment, and has limited flexibility to adjust output levels and expenditures in response to short-term declines in traffic, potentially resulting in a cyclical adverse impact on future earnings levels. However, CPR actively manages its processes and resources to control variable costs, increase efficiency and mitigate the negative effects of declines in freight traffic.

In 2005, CPR will continue its focus on revenue growth and cost reduction as well as improved utilization of its asset base. Targeted initiatives and price improvements are expected to drive revenue growth, including growth from value-added services provided by Canadian Pacific Logistics Solutions, CPR’s logistics and supply chain division.

2004 Annual Report	31

CPR anticipates continued revenue gains in bulk commodities, assuming global demand remains strong.

CPR’s traffic volumes and revenues are largely dependent upon the health and growth of the North American and global economies, exchange rates, and other factors affecting the volume and patterns of international trade. CPR’s future grain transportation revenues may be negatively affected if there is a recurrence of drought conditions that existed in its grain collection areas in 2001, 2002 and the first half of 2003. CPR will attempt to mitigate the effects of any downward pressure on transportation revenues primarily through cost-containment measures.

Continuing cost-containment programs are vital to CPR achieving its financial performance targets. CPR plans to eliminate approximately 175 job positions in 2005 as a result of previously announced initiatives designed to achieve cost reductions through consolidation and rationalization of administrative functions, redesign of yard processes and more efficient maintenance of freight car and locomotive fleets. CPR will continue to selectively hire in specific areas of the business, as required by growth or changes in traffic patterns.

Improved asset utilization is expected to result from further railcar modernization and from recent investments in information technology. Overall, the rail industry is continuing to leverage information technology to facilitate its dealings with suppliers and shippers. CPR’s ongoing strategy is to apply information technology to improve its competitive position.

CPR’s covered hopper car fleet consists of a mixture of owned and leased cars. A portion of the fleet used for the export of grain is leased from the Government of Canada, which has indicated a desire to sell or otherwise dispose of its cars. The potential impact of this on CPR’s grain business cannot be ascertained until the government’s decision is announced. However, in the event of a disposition, CPR has advocated a process that is market-driven and open to all interested parties.

CRUDE OIL PRICES

Diesel prices escalated further in 2004 and remain volatile due to supply disruptions, as well as political, labour and military unrest in some major oil-producing countries. CPR will continue to mitigate increases in fuel prices through fuel hedging, discussed under the heading “Financial Instruments” in this MD&A, and fuel surcharges. During December 2004, CPR decreased its exposure to rising fuel prices by increasing its hedged position to 31 % from 10 % of its anticipated fuel needs for 2005. In January 2005, CPR further increased its hedged purchases to 33%. The Company is also reducing fuel costs by acquiring more fuel-efficient locomotives and employing fuel-efficiency initiatives in its Integrated Operating Plan (“IOP”), which is designed to increase system fluidity. Under the IOP, trains are scheduled based on available capacity to minimize congestion across CPR’s network, which leads to fewer gallons of locomotive fuel being consumed. Additionally, the IOP optimizes locomotive utilization, allowing for increased train weights and a better match of horsepower to tonnage. Each of these improvements leads to lower fuel consumption per GTM.

BORDER SECURITY

CPR is a certified carrier with the U.S. Customs and Border Protection’s (“CBP”) Customs-Trade Partnership Against Terrorism (“C-TPAT”) program and the Canada Border Services Agency’s (“CBSA”) Partners in Protection (“PIP”) program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security. CPR is also an approved carrier under CBSA’s Customs Self-Assessment program.

CPR works closely with Canadian and U.S. customs officials and with other railways to ensure the safe and secure movement of goods between Canada and the U.S. The Company implemented several regulatory security frameworks in 2004 that focused on the provision of advanced electronic cargo information. CPR is fully automated with both CBSA and CBP and provides the requisite shipment information electronically, well in advance of border arrival.

Under the joint Declaration of Principles signed in April 2003, CPR committed to work with CBSA and CBP to install a new Vehicle and Cargo Inspection System (“VACIS”) at five of CPR’s border crossings. Rail VACIS systems use non-intrusive gamma ray technology to scan U.S.-bound rail shipments. Four of the VACIS systems are now fully operational and CPR is currently working with CBP and CBSA on the fifth installation, located in Windsor, Ontario, which is expected to be complete by the third quarter of 2005. The Government of Canada and CPR have each committed up to $4.1 million to secure the rail corridor between the Windsor VACIS facility and the U.S. border. This joint government-industry initiative is expected to enhance the security of

32	2004 Annual Report

U.S.-bound rail shipments while helping to ensure uninterrupted access to the U.S. market for CPR customers.

LABOUR RELATIONS

Train crew employees in Canada elected the Teamsters Canada Rail Conference (“TCRC”) as their bargaining agent in June 2004. CPR’s collective agreement with the former bargaining agent expired on December 31, 2002. A Memorandum of Settlement for a four-year collective agreement extending to the end of 2006 was achieved with the TCRC on November 13, 2004, and ratified by employees on January 17, 2005.

The Teamsters Canada Rail Conference, Maintenance of Way Employees Division (“TCRC-MWD”) was certified in July 2004 as bargaining agent for employees who maintain CPR’s track. The Company’s collective agreement with the former bargaining agent expired on December 31, 2003. A Memorandum of Settlement for a three-year collective agreement extending to the end of 2006 was achieved with the TCRC-MWD on January 14, 2005, and is currently being voted upon by employees.

CPR’s collective agreement with the Canadian Auto Workers (“CAW”), which represent employees who maintain and repair locomotives and freight cars, expired on December 31, 2004. A Memorandum of Settlement for a three-year collective agreement extending to the end of 2007 was achieved on February 11, 2005, and is being voted upon by employees.

Negotiations commenced in September 2004 with the International Brotherhood of Electrical Workers (“IBEW”), which represents signal maintainers. CPR’s collective agreement with the IBEW expired at the end of 2004. Negotiations are continuing.

The Company is preparing for negotiations with the Rail Canada Traffic Controllers and the Canadian Pacific Police Association that are scheduled to commence in September 2005.

In the U.S., CPR is party to collective agreements with 29 bargaining units: 15 on its Soo Line Railroad (“Soo Line”) subsidiary and 14 on its Delaware and Hudson Railway (“D&H”) subsidiary.

Soo Line has renewed agreements with seven unions representing track maintainers, freight car repair employees, clerks, train dispatchers, signal repair employees, machinists and conductors. Tentative settlements have been reached with two other bargaining units, which represent electricians and communication workers, and yard supervisors. Negotiations are continuing with the six remaining bargaining units, which represent locomotive and car foremen, mechanical labourers, blacksmiths and boilermakers, sheet metal workers, police, and locomotive engineers. Negotiations with the Teamsters, representing locomotive engineers, are being assisted through mediation.

D&H has renewed agreements with five unions representing freight car repair employees, clerks, locomotive engineers, signal repair employees and mechanical supervisors. Negotiations are continuing with the remaining nine bargaining units, which represent track maintainers, conductors and trainpersons, engineering supervisors, machinists, yard supervisors, electricians, labourers, police, and pipefitters.

ENVIRONMENTAL

CPR has implemented a comprehensive Environmental Management System (“EMS”), which includes a general Environmental Protection Policy as well as policies and procedures that address specific issues and facilitate the reduction of environmental risk. CPR also prepares an annual Corporate Environmental Plan that states the Company’s environmental goals and objectives as well as strategies and tactics.

CPR has developed specific environmental programs to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities, and environmental impact assessment. In addition, CPR continues to focus on preventing spills and other incidents that have a negative impact on the environment. As a precaution, the Company has established a Strategic Emergency Response Contractor network and located spill equipment kits across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. CPR also regularly updates and tests emergency preparedness and response plans.

CPR has developed an environmental audit program that comprehensively, systematically and regularly assesses CPR’s facilities for compliance with legal requirements and conformance of CPR’s policies to accepted industry standards. Audits are followed by a formal Corrective Action Planning process to ensure findings are addressed in a timely manner. In addition, CPR’s Board of Directors has established an Environmental and

2004 Annual Report	33

Safety Committee, which conducts a semi-annual comprehensive review of environmental issues.

In the fourth quarter of 2004, the Company recorded a $90.9-million charge for costs associated with investigation, characterization, remediation and other applicable actions related to environmental contamination at a property in Minnesota, which includes areas previously leased to third parties. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate State of Minnesota authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. CPR now has sufficient information to reasonably estimate clean-up and other applicable costs for the entire property. CPR expects to file with the State of Minnesota in 2005 a response action plan for the east side of the property.

The charge was taken in the fourth quarter of 2004 because future liability increases for this property became probable and subject to reasonable estimation, in accordance with applicable accounting standards, based on the present scientific and engineering knowledge about the property. The estimate may change as new information becomes available or new developments occur. The costs are expected to be incurred over approximately 10 years.

CPR has initiated litigation against two former lessees that it believes are responsible for a large portion of the contamination. Under applicable accounting rules, no recovery has been accrued since any recovery is dependent upon the outcome of the lawsuit, which at present is scheduled for trial in 2007.

AGREEMENTS AND CONTRACT NEGOTIATIONS

On June 30, 2004, CPR and Norfolk Southern Railway (“NSR”) entered into a Memorandum of Understanding in an effort to improve the efficiency of railway operations and enhance rail service to customers in the northeastern U.S. On September 30, 2004, CPR and NSR entered into definitive agreements under which NSR will provide yard services to CPR at Buffalo, New York, and haul CPR traffic between Buffalo and Binghamton, New York. NSR also agreed to grant CPR trackage rights over certain NSR lines in the vicinity of Buffalo. Also on September 30, 2004, CPR and NSR entered into definitive agreements under which CPR will grant trackage rights to NSR between Binghamton and Saratoga Springs, New York. CPR will haul NSR traffic between Rouses Point, New York, and Saratoga Springs and CPR will provide yard services to NSR at Binghamton. The trackage rights between Binghamton and Saratoga Springs, and in the vicinity of Buffalo, were exempted from approval by the United States Surface Transportation Board (“STB”) on October 27, 2004, and petitions to revoke this exemption were dismissed on January 19, 2005. In addition, the Memorandum of Understanding contemplates that NSR will enter into an agreement granting CPR trackage rights over NSR lines between Detroit, Michigan, and Chicago, Illinois. These trackage rights will require the approval of or exemption by the STB as well as the construction by NSR of a short connecting track on the route between Detroit and Chicago. It is expected that implementation of the agreements and the trackage rights between Detroit and Chicago will improve the profitability of CPR’s operations in the northeastern U.S., and reduce costs and significantly improve service in the Detroit-Chicago corridor. These savings are expected to be realized beginning in 2005.

Coal shipper Elk Valley Coal Corporation (“EVCC”), pursuant to the rules of the Canadian Transportation Agency (“CTA”), referred the matter of rates and services for the transportation by CPR of coal from EVCC’s Elkview mine in southeastern B.C. to the Port of Vancouver to an independent arbitrator. Notwithstanding that CPR maintains that this matter is governed by a confidential contract, which CPR claims governs the movement of coal from all five of EVCC’s mines in southeastern B.C., the arbitrator ruled in CPR’s favour. In a closely related matter, CPR has filed a statement of claim against EVCC in respect of all five mines for failure to pay applicable rail freight charges in accordance with the confidential contract. In January 2005, EVCC and CPR agreed to suspend all legal proceedings and entered into non-binding mediation in an attempt to resolve all disputes between the parties. The disputes are not expected to affect the continued shipment of coal by CPR from EVCC’s mines. The outcome of this matter could have a material impact on CPR’s revenues and financial position.

PENSION PLAN DEFICIT

The Company’s defined benefit pension plans’ deficit was $604.3 million at December 31, 2004. A plan surplus or deficit is calculated as the difference between an actuarially estimated future obligation for pension payments and the fair market value of the assets available to pay this liability. The

34	2004 Annual Report

pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate debt instruments. The discount rate is one of the factors that can influence a plan’s deficit. Other factors include the actual return earned on the assets and rates used, based on management’s best estimates, for future salary increases and inflation. For example, every 1.0 percentage point the actual discount rate varies above (or below) the estimated discount rate can cause the deficit to decrease (or increase) by approximately $600 million, after reflecting the expected loss (gain) on the value of the pension fund’s debt securities with respect to corresponding changes in long-term interest rates. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $60 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

Between 51 % and 57 % of the plans’ assets are invested in equity securities. As a result, stock market performance is the key driver in determining the pension fund’s asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in CPR’s pension deficit caused by decreases (or increases) in the discount rate.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. The Company will continue to make contributions towards this deficit that, as a minimum, meet requirements as prescribed by Canadian pension supervisory authorities.

The Company made contributions of $175.7 million to the defined benefit pension plans in 2004. The 2004 contribution amount reflected the Company’s decision to treat the voluntary extra contribution of $300.0 million made in December 2003 as a prepayment of contributions for 2004, 2005 and 2006.

The last actuarial valuation of CPR’s main pension plan was completed as at January 1, 2004. The Company is currently undergoing an updated actuarial valuation of this plan as at January 1, 2005 (which will be completed by June 2005) and also expects to undergo an updated actuarial valuation as at January 1, 2006. The Company expects its pension contributions in 2005 and 2006 to be approximately $300 million for the two years combined, with at least $60 million of this total contributed in 2005. In deriving these amounts, the Company took into account the estimated impact of both of these valuations, along with other factors. The actual amount required to be contributed in 2005 and 2006 will also depend on CPR’s actual experience in 2005 with such variables as investment returns, interest rate fluctuations and demographic changes.

FINANCIAL COMMITMENTS

In addition to the financial commitments of the Company mentioned previously under the headings “Off-Balance Sheet Arrangements” and “Contractual Commitments”, the Company is party to certain other financial commitments discussed below.

Certain Other Financial Commitments

		Amount of commitment per period
			2006	2008	2010
At December 31, 2004 (in millions)	Total	2005	& 2007	& 2009	& beyond

Letters of credit	$314.9	$314.9	$–	$–	$–
Surety bonds	22.1	22.1	–	–	–
Capital commitments (1)	577.3	307.2	68.2	72.1	129.8
Offset financial liability	159.6	159.6	–	–	–

Total commitments	$1,073.9	$803.8	$68.2	$72.1	$129.8

(1) The Company has several contracts outstanding with termination payments ranging from $nil to $41.1 million per contract, and resulting in a minimum exposure of $3.3 million and a maximum exposure of $60.5 million, depending on the date of termination. These contracts terminate mainly between 2006 and 2013.

2004 Annual Report	35

Letters of Credit and Surety Bonds

Letters of credit and surety bonds are obtained mainly to provide security to third parties as part of agreements. The Company is liable for these contract amounts in the case of non-performance under third-party agreements. As a result, CPR’s available line of credit is adjusted for the letters of credit contract amounts currently included within CPR’s revolving credit facility.

Capital Commitments

CPR remains committed to maintaining its current high level of plant quality and renewing its franchise. As part of this commitment, the Company is obligated to make various capital purchases for track programs, locomotive acquisitions and overhauls, freight cars, and land. At December 31, 2004, CPR had multi-year capital commitments of $577.3 million in the form of signed contracts or letters of intent, mainly for locomotive overhaul agreements. Payments for these commitments are due in 2005 through 2018. These expenditures are expected to be financed by cash generated from operations.

Offset Financial Liability

The Company entered into a bank loan to finance the acquisition of certain equipment. At December 31, 2004, the loan had a balance of $163.8 million, which was offset by a financial asset of $159.6 million with the same financial institution. The remainder is included in “Long-Term Debt” on CPR’s Consolidated Balance Sheet.

RESTRUCTURING

In the second quarter of 2003, CPR announced a restructuring program to eliminate 820 positions, which required an accrual of $105.5 million for a labour liability. At that time, annual job reductions were expected to be: 370 in 2003, 330 in 2004 and 120 in 2005. CPR eliminated 360 positions by the end of 2003, and a further 296 positions by the end of 2004. CPR expects to complete the program’s originally targeted 820 reductions by the end of 2005.

Productivity improvements stemming from these job eliminations are expected to reduce compensation and benefits expense by approximately $58 million in 2005 and $67 million annually in future years, compared with 2002, which was the last full year prior to the start of the restructuring program. Job reductions associated with the restructuring program contributed $36 million in savings in 2004 (compared with $35 million in anticipated savings in 2004), including $11 million in the fourth quarter.

Cash payments for the elimination of these positions are expected to be $13 million in 2005, $9 million in 2006 and a total of $19 million in the remaining years to 2010. CPR expects to fund these payments from general operations.

The restructuring liabilities also include residual payments to protected employees for previous restructuring plans that are substantially complete.

These payments are expected to continue in decreasing amounts until 2025 and will be funded from CPR’s general operations.

CPR had cash payments related to severance under all restructuring initiatives and to CPR’s environmental remediation program, described in this MD&A under the sub-heading “Critical Accounting Estimates”, totalling $88.8 million in 2004, compared with $107.0 million in 2003 and $119.3 million in 2002. Payments in 2005 are estimated to be $80 million to $90 million.

The total accrued restructuring and environmental liability included in CPR’s Consolidated Balance Sheet at December 31, 2004, was $448.7 million, of which $95.0 million was included in “Accounts Payable” and $353.7 million was included in “Deferred Liabilities”.

The total liability included restructuring liabilities of $275.8 million at December 31, 2004, compared with $367.4 million at December 31, 2003.

Labour liabilities totalling $269.7 million were included in total restructuring liabilities of $275.8 million at December 31, 2004. Labour liabilities totalling $358.2 million were included in total restructuring liabilities of $367.4 million at December 31, 2003.

In 2004, payments made for all restructuring liabilities amounted to $65.5 million, compared with payments of $86.8 million in 2003.

36	2004 Annual Report

Payments in 2004 relating to the labour liabilities were $62.2 million, compared with $78.4 million in 2003.

Also included in the restructuring liabilities were accruals for costs associated with the rental of properties no longer being used by the Company. Cash payments for these liabilities are anticipated to be $1.2 million in 2005. In 2004, payments relating to these liabilities were $2.8 million.

critical accounting estimates

To prepare financial statements that conform with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Using the most current information available, management reviews its estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, future income taxes, and legal and personal injury liabilities.

The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.

ENVIRONMENTAL LIABILITIES

Management estimates the probable costs to be incurred in the remediation of property contaminated by past railway use. Sites are screened and classified according to typical activities and scale of operations conducted, and remediation strategies are developed for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. Management also considers available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. CPR is committed to fully meeting its regulatory and legal obligations with respect to environmental matters.

Liabilities for environmental remediation may change from time to time as new information about previously untested sites becomes known. The net liability may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to the Company’s financial position, but may materially affect income in the period in which the charge is recognized. Increased costs would be reflected as increases to “Deferred Liabilities” on CPR’s Consolidated Balance Sheet and to “Purchased Services and Other” on CPR’s Statement of Consolidated Income. Favourable court settlements would increase “Accounts Receivable” on

CPR’s Consolidated Balance Sheet and decrease operating expenses.

In 2004, environmental liabilities were increased by $101.0 million, largely due to a $90.9-million charge for a property in Minnesota, as discussed under the heading “Future Trends, Commitments and Risks” in this MD&A. In 2003, the liabilities increased by $5.5 million as the accruals were adjusted for various sites in the multi-year soil remediation program.

At December 31, 2004, the accrual for environmental remediation on CPR’s Consolidated Balance Sheet amounted to $172.9 million, of which the long-term portion amounting to $149.9 million was included in “Deferred Liabilities” and the short-term portion amounting to $23.0 million was included in “Accounts Payable and Accrued Liabilities”. Costs incurred under CPR’s environmental remediation program are charged against the accrual. Total payments were $23.3 million in 2004. The U.S. dollar-denominated portion of the liability was affected by Foreign Exchange, resulting in an increase in environmental liabilities of $0.4 million in 2004.

PENSIONS AND OTHER BENEFITS

The Company has defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and post-employment workers’ compensation benefits. Workers’ compensation benefits are included in the “Legal and Personal Injury Liabilities” section of this MD&A. Pension and post-retirement benefits liabilities are subject to various external influences and

2004 Annual Report	37

uncertainties, as described under the sub-heading “Pension Plan Deficit”.

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income and real estate securities. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. A transitional asset and obligation arising from implementing the CICA Accounting Standard Section 3461 “Employee Future Benefits”, effective January 1, 2000, is being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).

“Other Assets and Deferred Charges” on CPR’s December 31, 2004, Consolidated Balance Sheet included prepaid pension costs of $838.3 million. This accrued benefit asset is increased by amounts contributed to the plans by the Company, offset by the amount of pension expense for the year, with the major influence being the amount of the contributions. CPR’s Consolidated Balance Sheet also included $4.5 million in “Accounts Receivable” for prepaid pension costs, and $0.3 million in “Accounts Payable and Accrued Liabilities” and $1.9 million in “Deferred Liabilities” for pension obligations.

The obligations with respect to post-retirement benefits, including health care, workers’ compensation in Canada and life insurance, are actuarially determined and accrued using the projected-benefit method prorated over the credited service periods of employees. Fluctuations in the post-retirement benefit obligation are caused by changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $50 million. Post-retirement benefits accruals of $147.3 million were included in “Deferred Liabilities”, and post-retirement benefits accruals of $3.7 million were included in “Accounts Payable and Accrued Liabilities” on CPR’s December 31, 2004, Consolidated Balance Sheet.

Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) were included in “Compensation and Benefits” on CPR’s December 31, 2004, Statement of Consolidated Income. In 2004, pension expense was $28.0 million, consisting of defined benefit pension expense of $25.1 million plus defined contribution pension expense (equal to contributions) of $2.9 million. Post-retirement benefits expense in 2004 was $40.8 million, resulting in combined pension and post-retirement benefits expenses of $68.8 million for the year.

PROPERTY, PLANT AND EQUIPMENT

CPR follows the group depreciation method and depreciates the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group.

Depreciation represents a significant part of the Company’s operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged by the Company and the amount of accumulated depreciation recorded as a component of “Net Properties” on CPR’s December 31, 2004, Consolidated Balance Sheet. Depreciation expense relating to properties amounted to $407.1 million in 2004. At December 31, 2004, accumulated depreciation was $4,482.6 million.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and are dealt with prospectively by amending

38	2004 Annual Report

depreciation rates. It is anticipated that there will be changes in the weighted average useful life and salvage estimates for each property group as assets are acquired, used and retired. Significant changes in either the useful lives of properties or the salvage assumptions could result in material changes to depreciation expense. For example, if the estimated average life of road locomotives, the Company’s largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.

CPR undertakes regular depreciation studies to establish the estimated useful life of each property group and is currently undergoing a depreciation review of certain track-related properties in 2004 that could result in changes to the estimated useful lives and salvage rates of these assets. Estimated service lives and salvage rates are based on historical retirement records whenever feasible. In cases where there are new asset types or there is insufficient retirement experience, the depreciation lives and salvage parameters are based on engineering or other expert opinions in the field. In 2004, depreciation expense increased $23 million due to rate revisions for track-related assets.

In the first quarter of 2004, the Company adopted the CICA accounting standard for Asset Retirement Obligations, discussed previously in CPR’s first-quarter 2004 MD&A. This standard does not allow the Company’s previous practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when the removal of the asset is not a legal obligation. Adopting this standard retroactively resulted in a decrease in depreciation expense of $9.0 million in 2004 and $9.2 million in 2003.

FUTURE INCOME TAXES

CPR accounts for its future income taxes in accordance with the CICA Section 3465 “Income Taxes”, which is based on the liability method. This method focuses on a company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the future at the substantively enacted tax rates. This valuation process determines the future income tax assets and liabilities at the balance sheet date.

In determining its future income taxes, the Company makes estimates and assumptions regarding future tax matters, including estimating the timing of the realization and settlement of future income tax assets (including the benefit of tax losses) and liabilities. Future income taxes are calculated using the current substantively enacted federal and provincial future income tax rates, which may differ in future periods.

Future income tax expense totalling $131.5 million was included in income taxes for 2004. At December 31, 2004, future income tax liabilities of $1,386.1 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $70.2 million realizable within one year were recorded as a current asset. The Company believes that its future income tax provisions are adequate.

As discussed in the section “Other Income Statement Items”, under the sub-heading “Income Taxes”, future income tax expense and liability were adjusted in 2003 by an increase of $52.7 million to reflect the new Government of Ontario income tax rates, and by a decrease of $59.3 million as a result of the revaluation of several components of the future income tax liability.

LEGAL AND PERSONAL INJURY LIABILITIES

CPR is involved in litigation in Canada and the U.S. related to its business. Management is required to establish estimates of potential liability arising from incidents, claims and pending litigation, including personal injury claims and certain occupation-related and property damage claims.

These estimates are determined on a case-by-case basis. They are based on CPR’s assessment of the actual damages incurred, current legal advice with respect to the expected outcome of the legal action, and actuarially determined assessments with respect to settlements in other similar cases. CPR employs experienced claims adjusters who investigate and assess the validity of individual claims made against the Company and estimate the damages incurred.

2004 Annual Report	39

A provision for incidents, claims or litigation is recorded, based on the facts and circumstances known at the time. CPR accrues for likely claims when the facts of an incident become known and investigation results provide a reasonable basis for estimating the liability. The lower end of the range is accrued if the facts and circumstances permit only a range of reasonable estimates and no single amount in that range is a better estimate than any other. Additionally, for administrative expediency, the Company keeps a general provision for lesser-value injury cases. Facts and circumstances related to asserted claims can change, and a process is in place to monitor accruals for changes in accounting estimates.

With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and British Columbia, estimates administered through the Workers’ Compensation Board (“WCB”) are actuarially determined. In the provinces of Saskatchewan and Alberta, CPR is assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.

Railway employees in the U.S. are not covered by a workers’ compensation program. CPR manages workers’ compensation claims in the U.S. using a case-by-case comprehensive approach, rather than the statistical-estimate approach used by many Class 1 railways. The case-by-case approach is an appropriate method with the relatively lower case load due to CPR’s smaller U.S. employee base.

Provisions for incidents, claims and litigation charged to income are included in “Purchased Services and Other” on CPR’s Consolidated Statement of Income and amounted to $53.6 million in 2004.

Accruals for incidents, claims and litigation, including WCB accruals, totalled $159.9 million, net of insurance recoveries, at December 31, 2004. The total accrual included $111.9 million in “Deferred Liabilities” and $85.6 million in “Accounts Payable and Accrued Liabilities”, offset by $30.0 million in “Other Assets and Deferred Charges” and $7.6 million in “Accounts Receivable”.

systems, procedures and controls

Management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by management is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit, Finance and Risk Management Committee of the Board of Directors. The Company’s Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are satisfied they are adequate for ensuring that complete and reliable financial information is produced.

forward-looking information

This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to CPR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of

40	2004 Annual Report

capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; and technological changes.

The performance of the North American and global economies remains uncertain. Grain production and yield in Canada improved in the most recent crop year, after a period of significant drought-induced decline. However, factors over which CPR has no control, such as weather conditions and insect populations, affect crop production and yield in CPR’s grain collection areas. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. The Company intends to continue its fuel hedging and fuel surcharge programs to attempt to offset the effects of high crude oil prices.

The sustainability of recent increases in the value of the Canadian dollar relative to the U.S. dollar is unpredictable, as the value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian and international monetary policies and U.S. debt levels.

There is also continuing uncertainty with respect to security issues involving the transportation of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.

New rules governing railway mergers were established by the STB in 2001. The new rules have broadened the scope of competition-enhancing conditions that the STB may impose in connection with railway mergers and will likely result in increased scrutiny by the STB of proposed railway mergers.

In Canada, draft legislation prepared following the federal government’s 2001 review of the Canada Transportation Act did not proceed when Parliament terminated its session in late 2003. The federal government did not reintroduce the draft legislation in 2004. The legislative review did affirm the importance of market forces in achieving a viable, sustainable rail industry.

In addition to the foregoing general factors, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the “Future Trends, Commitments and Risks” section and elsewhere in this MD&A with the particular forward-looking statement in question.

2004 Annual Report	41

management’s responsibility for financial reporting

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management’s best estimates and careful judgment.

Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal audit department reviews these accounting controls on an ongoing basis and reports its findings and recommendations to management and the Audit, Finance and Risk Management Committee of the Board of Directors.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit, Finance and Risk Management Committee, consisting of five members, all of whom are outside directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations.

MICHAEL T. WAITES	ROBERT J. RITCHIE
Executive Vice-President	President and Chief Executive Officer
and Chief Financial Officer

February 21, 2005

42	2004 Annual Report

          auditors’ report

TO THE SHAREHOLDERS OF
CANADIAN PACIFIC RAILWAY LIMITED

We have audited the consolidated balance sheets of Canadian Pacific Railway Limited as at December 31, 2004 and 2003, and the consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in accordance with generally accepted accounting principles in Canada.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 2 and 25 to the consolidated financial statements. Our report to the shareholders dated February 11, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Auditors’ Report when the change is properly accounted for and adequately disclosed in the financial statements.

PRICEWATERHOUSECOOPERS LLP	PRICEWATERHOUSECOOPERS LLP
Chartered Accountants	Chartered Accountants
Calgary, Alberta	Calgary, Alberta

February 11, 2005	February 11, 2005

2004 Annual Report	43

statement of consolidated income

	2004	2003	2002
		(Restated –	(Restated –
Year ended December 31 (in millions, except per share data)		see Note 2)	see Note 2)

Revenues
Freight	$3,728.8	$3,479.3	$3,471.9
Other	174.1	181.4	193.7

	3,902.9	3,660.7	3,665.6

Operating expenses
Compensation and benefits	1,259.6	1,163.9	1,143.4
Fuel	440.0	393.6	358.3
Materials	178.5	179.2	168.7
Equipment rents	218.5	238.5	255.4
Depreciation and amortization	407.1	372.3	340.2
Purchased services and other	610.7	583.6	555.6

	3,114.4	2,931.1	2,821.6

Operating income, before the following:	788.5	729.6	844.0
Special charge for environmental remediation (Note 3)	90.9	–	–
Special charge for labour restructuring and asset impairment (Note 4)	(19.0)	215.1	–
Loss on transfer of assets to outsourcing firm (Note 12)	–	28.9	–

Operating income	716.6	485.6	844.0
Other charges (Note 5)	36.1	33.5	21.8
Foreign exchange gain on long-term debt	(94.4)	(209.5)	(13.4)
Interest expense (Note 6)	218.6	218.7	242.2
Income tax expense (Note 7)	143.3	41.6	105.9

Net income	$413.0	$401.3	$487.5

Basic earnings per share (Note 8)	$2.60	$2.53	$3.08

Diluted earnings per share (Note 8)	$2.60	$2.52	$3.06

See Notes to Consolidated Financial Statements.

44	2004 Annual Report

consolidated balance sheet

	2004	2003
		(Restated –
Year ended December 31 (in millions)		see Note 2)

Assets
Current assets
Cash and short-term investments	$353.0	$134.7
Accounts receivable (Note 9)	434.7	395.7
Materials and supplies	134.1	106.4
Future income taxes (Note 7)	70.2	87.4

	992.0	724.2
Investments (Note 11)	96.0	105.6
Net properties (Note 12)	8,393.5	8,219.6
Other assets and deferred charges (Note 13)	1,018.3	907.3

Total assets	$10,499.8	$9,956.7

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$975.3	$907.0
Income and other taxes payable	16.2	13.5
Dividends payable	21.0	20.2
Long-term debt maturing within one year (Note 14)	275.7	13.9

	1,288.2	954.6
Deferred liabilities (Note 16)	767.8	702.8
Long-term debt (Note 14)	3,075.3	3,348.9
Future income taxes (Note 7)	1,386.1	1,295.8
Shareholders’ equity (Note 19)
Share capital	1,120.6	1,118.1
Contributed surplus	300.4	294.6
Foreign currency translation adjustments	77.0	88.0
Retained income	2,484.4	2,153.9

	3,982.4	3,654.6

Total liabilities and shareholders’ equity	$10,499.8	$9,956.7

Commitments and contingencies (Note 22).
See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:	J.E. Newall, Director	R. Phillips, Director

2004 Annual Report	45

statement of consolidated cash flows

	2004	2003	2002
		(Restated –	(Restated –
Year ended December 31 (in millions)		see Note 2)	see Note 2)

Operating activities
Net income	$413.0	$401.3	$487.5
Add (deduct) items not affecting cash
Depreciation and amortization	407.1	372.3	340.2
Future income taxes (Note 7)	131.5	31.8	95.0
Environmental remediation charge (Note 3)	90.9	–	–
Restructuring and impairment charge (Note 4)	(19.0)	215.1	–
Foreign exchange gain on long-term debt	(94.4)	(209.5)	(13.4)
Amortization of deferred charges	24.7	20.3	19.3
Other	–	–	(0.8)
Restructuring payments	(88.8)	(107.0)	(119.3)
Other operating activities, net (Note 20)	(112.2)	(365.0)	(45.0)
Change in non-cash working capital balances related to operations (Note 10)	33.2	(53.6)	–

Cash provided by operating activities	786.0	305.7	763.5

Investing activities
Additions to properties (Note 12)	(673.8)	(686.6)	(558.5)
Other investments	(2.5)	(21.9)	4.0
Net proceeds from disposal of transportation properties	10.2	8.2	3.5

Cash used in investing activities	(666.1)	(700.3)	(551.0)

Financing activities
Dividends paid	(81.7)	(80.8)	(80.8)
Issuance of shares	2.5	2.0	2.0
Issuance of long-term debt	193.7	699.8	–
Repayment of long-term debt	(16.1)	(376.6)	(405.7)

Cash provided by (used in) financing activities	98.4	244.4	(484.5)

Cash position
Increase (decrease) in net cash	218.3	(150.2)	(272.0)
Net cash at beginning of year	134.7	284.9	556.9

Net cash at end of year	$353.0	$134.7	$284.9

Net cash is defined as:
Cash and short-term investments	$353.0	$134.7	$284.9

See Notes to Consolidated Financial Statements.

46	2004 Annual Report

statement of consolidated retained income

Year ended December 31 (in millions)	2004	2003	2002

Balance, January 1, as previously reported	$2,174.8	$1,856.9	$1,441.7
Adjustment for change in accounting policy (Note 2)	(20.9)	(23.5)	(15.0)

Balance, January 1, as restated	$2,153.9	$1,833.4	$1,426.7
Net income for the year	413.0	401.3	487.5
Dividends	(82.5)	(80.8)	(80.8)

Balance, December 31	$2,484.4	$2,153.9	$1,833.4

See Notes to Consolidated Financial Statements.

2004 Annual Report	47

notes to consolidated financial statements
December 31, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of Canadian Pacific Railway Limited (“CPRL”) and all of its subsidiaries (collectively referred to as “CPR” or “the Company”) and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated. The preparation of these financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to environmental liabilities, pensions and other benefits, depreciable lives of properties, future income tax assets and liabilities as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

The Company consolidates variable interest entities (“VIE”) when it is the primary beneficiary, as described in the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG 15”). At December 31, 2004, CPR was the primary beneficiary of one VIE, which holds rail cars and meets the criteria for consolidation (see Note 2).

Principal Subsidiaries

The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation and the percentage of voting securities owned directly or indirectly by CPRL as of the date hereof.

		Percentage of voting securities
Principal subsidiary	Incorporated under the laws of	held directly or indirectly by the Company

Canadian Pacific Railway Company	Canada	100%
Soo Line Railroad Company (“Soo Line”)	Minnesota	100%
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware	100%

Revenue Recognition

Railway freight revenues are recognized based on the percentage of completed service method. Other revenue is recognized as service is performed or contractual obligations are met. Volume rebates are accrued in freight revenues based on estimated volumes and contract terms as freight service is provided.

Cash and Short-term Investments

Cash and short-term investments include marketable investments that are readily convertible to cash. Short-term investments are stated at cost, which approximates market value.

Foreign Currency Translation

Foreign currency assets and liabilities of the Company’s operations, other than through foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. All foreign currency gains and losses are included immediately in income.

48	2004 Annual Report

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains and losses arising from translation of foreign subsidiaries’ accounts are included in “Shareholders’ Equity” as foreign currency translation adjustments (see Note 19). A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. Unrealized foreign exchange gains and losses on a portion of the U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.

Pensions and Other Benefits

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values, developed from a five-year average of market values for the fund’s equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income and real estate securities. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. The transitional asset and obligation arising from implementing the CICA Accounting Standard Section 3461 “Employee Future Benefits” effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).

Benefits other than pensions, including health care, workers’ compensation in Canada and life insurance, are actuarially determined and accrued on a basis similar to pension costs.

Materials and Supplies

Inventories of materials and supplies are valued at the lower of average cost and replacement value.

Properties

Fixed asset additions and major renewals are recorded at cost. The Company capitalizes computer system development costs on major new systems, including the related variable indirect costs. In addition, CPR capitalizes the cost of major overhauls and large refurbishments. When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less salvage, is charged to accumulated depreciation. When removal costs exceed salvage on assets the Company has no legal obligation to remove, the net cost is charged to income in the period incurred and not charged to accumulated depreciation. When there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company will review the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When assets are determined to be impaired, recorded asset values will be revised to the fair value and an impairment loss will be recognized.

Depreciation is calculated on the straight-line basis at rates based on the estimated service life, taking into consideration the projected annual usage of depreciable property, except for rail and other track material in the U.S., which is based directly on usage. Usage is based on volumes of traffic.

2004 Annual Report	49

Assets to be disposed of would be presented separately on the Consolidated Balance Sheet. They would be reported at the lower of the carrying amount or fair value, less costs to sell, and would no longer be depreciated. At December 31, 2004, there were no material items to be disposed of.

Equipment under capital lease is included in properties and depreciated over the period of expected use.

Estimated service life used for principal categories of properties is as follows:

Assets	Years

Diesel locomotives	28 to 32

Freight cars	23 to 47

Ties	35 to 45

Rails – in first position	21 to 30
– in other than first position	54

Computer system development costs	5 to 15

Derivative Financial and Commodity Instruments

Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, interest rates and fuel prices. Beginning January 1, 2004, when CPR utilizes derivative instruments in hedging relationships, CPR identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting. Derivative instruments that do not qualify as hedges or those that are not designated as hedges are carried on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in income in the period in which the change occurs as “Gain on non-hedging derivative instruments” in “Other Charges”.

The Company from time to time enters into forward exchange contracts to hedge anticipated sales in U.S. dollars, the related accounts receivable as well as future capital acquisitions. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge anticipated U.S. dollar-denominated sales are recognized as an adjustment of the revenues when the sale is recorded. Those used to hedge future capital acquisitions are recognized as an adjustment of the property amount when the acquisition is recorded.

The Company from time to time enters into forward exchange contracts as part of its short-term cash management strategy. These contracts are not designated as hedges due to their short-term nature and are carried on the Consolidated Balance Sheet at fair value. Changes in fair value are recognized in income in the period in which the change occurs.

The Company enters into interest rate swaps to manage the risk related to interest rate fluctuations. These swap agreements require the periodic exchange of payments without the exchange of the principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments owing or receivable under the interest rate swaps.

The Company has a fuel-hedging program under which CPR acquires future crude oil contracts for a percentage of its diesel fuel purchases to reduce the risk of price volatility affecting future cash flows. In addition, forward foreign exchange contracts are used as part of the fuel-hedging program to manage the foreign exchange variability component of CPR’s fuel price risk. The gains or losses on the hedge contracts are applied against the corresponding fuel purchases in the period during which the hedging contracts mature.

50	2004 Annual Report

Restructuring Accrual and Environmental Remediation

Restructuring liabilities are recorded at their present value with the related discount being amortized over the payment period. Environmental remediation accruals cover site-specific remediation programs. Provisions for labour restructuring and environmental remediation costs are recorded in “Deferred Liabilities” except for the current portion, which is recorded in “Accounts Payable and Accrued Liabilities”.

Income Taxes

The Company follows the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period during which the change occurs.

Earnings Per Share

Basic earnings per share are calculated using the weighted average number of Common Shares outstanding during the year. Diluted earnings per share are calculated using the Treasury Stock Method for determining the dilutive effect of options.

Stock-based Compensation

In the fourth quarter of 2003, the Company prospectively adopted the fair value-based approach to accounting for stock-based compensation applying to options issued for years beginning in 2003. Compensation expense and an increase in contributed surplus is recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined by using the Black-Scholes option-pricing model. Prior to 2003, no compensation expense was recognized when the exercise price equalled the market price at the date when stock options were issued to employees under the Company’s authorized stock-based compensation plans. The Company provides pro forma basis net income and earnings per share information in “Stock-based Compensation” (see Note 21) for the fair value of options granted between January 1 and December 31, 2002.

Any consideration paid by employees on exercise of stock options is credited to share capital when the option is exercised and the fair value of the option is removed from contributed surplus and credited to share capital. Compensation expense is also recognized for stock appreciation rights (“SAR”), deferred share units (“DSU”) and employee share purchase plans by amortizing the cost over the vesting period, with the liability for SARs and DSUs marked-to-market until exercised.

2.  NEW ACCOUNTING POLICIES

Hedging Transactions

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13 “Hedging Relationships” (“AcG 13”). AcG 13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instruments that fail to meet the hedging criteria will be accounted for in accordance with the CICA Accounting Standard, Emerging Issues Committee 128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments” (“EIC 128”). These instruments are recorded on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in income in the period in which the change occurs.

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of CDN$105 million at December 31, 2003, no longer qualified for hedge accounting for GAAP purposes. At January 1, 2004, an unrealized gain of $2.2 million was recorded in “Deferred Liabilities” on the Consolidated Balance Sheet and is being recognized in income currently and in the future over the term of the originally designated hedged item.

2004 Annual Report	51

Beginning January 1, 2004, derivative instruments that do not qualify as hedges and those not designated as hedges are being carried on the Consolidated Balance Sheet at fair value and will result in gains and losses being recorded on the Statement of Consolidated Income. The earnings impact of these non-hedging derivative instruments was a $1.5-million pre-tax gain, which was reported as “Gain on non-hedging derivative instruments” in “Other Charges” (see Note 5).

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted retroactively with restatement the CICA Handbook Section 3110 “Asset Retirement Obligations” to replace the guidance on future removal costs included in the CICA Accounting Standard 3061 “Property, Plant and Equipment”. The new standard requires initial recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s prior practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when the removal of the asset is not a legal obligation.

The result of this restatement was to reduce retained earnings on January 1, 2002, by $15.0 million and future income tax liabilities by $3.9 million, and increase properties by $14.4 million, deferred liabilities by $27.9 million and foreign currency translation adjustments by $5.4 million. The restatement decreased net income by $8.5 million for the year ended December 31, 2002, and increased net income by $2.6 million for the year ended December 31, 2003. The restatement reduced basic and fully diluted earnings per share by $0.05 for the year ended December 31, 2002, and increased basic earnings per share by $0.02 and fully diluted earnings per share by $0.01 for the year ended December 31, 2003.

Variable Interest Entities

Effective April 1, 2003, the Company early adopted, on a prospective basis, the CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG 15”). The guideline requires the primary beneficiary of a VIE to consolidate the VIE when the majority equity owner has not provided the VIE with sufficient funding through equity to allow it to finance its activities without relying on financial support from other parties with an interest in the VIE. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. CPR is the primary beneficiary of one VIE, which holds rail cars and meets the criteria for consolidation. The impact of consolidating the VIE on April 1, 2003, was an increase in net properties of $193.5 million and an increase in long-term debt of $193.5 million. The effect on net income of adopting this standard in 2003 was an increase of $23.8 million. This included a $22.4-million foreign exchange gain on long-term debt.

Stock-based Compensation

In the fourth quarter of 2003, CPR adopted the fair value-based approach of the CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. The Company adopted the new accounting rules effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003.

Guarantees

In February 2003, CPR adopted the CICA Accounting Guideline 14 “Disclosure of Guarantees” (“AcG 14”). The guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events, and was effective for periods beginning on or after January 1, 2003 (see Note 22).

52	2004 Annual Report

Impairment of Long-lived Assets

In 2003, CPR adopted the CICA Handbook Section 3063 “Impairment of Long-lived Assets” on a prospective basis. Previously, if the carrying amount of an asset was not recoverable, the asset was written down to the related undiscounted cash flow value. Under Section 3063, an impairment loss on long-lived assets is recognized when the carrying amount is not recoverable and exceeds its fair value. An impairment loss is the excess of the carrying amount over the fair value. When this occurs, the fair value of the asset becomes the new cost basis and is not reversed if the fair value subsequently increases. With the adoption of this section, the special charge taken in the second quarter of 2003 was $72.5 million greater than it otherwise would have been.

Severance and Termination Benefits

In the second quarter of 2003, the Company adopted, on a prospective basis, the CICA Accounting Standard, Emerging Issues Committee 134 “Accounting for Severance and Termination Benefits” (“EIC 134”). The effect on net income of adopting this standard was immaterial. The standard also requires increased disclosure of severance and termination benefit liabilities.

3.  SPECIAL CHARGE FOR ENVIRONMENTAL REMEDIATION

During the fourth quarter of 2004, CPR recorded a special charge of $90.9 million for investigation, characterization, remediation and other applicable actions related to environmental contamination at a property in Minnesota, which includes areas previously leased to third parties. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate state authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. CPR now has sufficient information to reasonably estimate clean-up costs for the entire property. The estimate may change as new information becomes available or new developments occur. The investigative fieldwork is continuing and CPR expects to file with the state in 2005 a response action plan for the east side of the property. CPR has initiated litigation against two former lessees that it believes are responsible for a large portion of the contamination.

4.  SPECIAL CHARGE FOR LABOUR RESTRUCTURING AND ASSET IMPAIRMENT

In the second quarter of 2003, CPR recorded a special charge of $228.5 million for restructuring and write-down of unproductive assets. The special charge was comprised of: $105.5 million to accrue for labour liabilities resulting from a Company-wide productivity-driven job reduction initiative; a $116.1-million write-down to fair value, based on estimated future discounted cash flows, of the assets of the D&H arising from management taking action to restructure its interest in the D&H; and a total $6.9-million write-down of two non-beneficial investments – the assets in a supply chain management subsidiary and an investment in an industry-wide procurement entity. The job reductions will be completed by the end of 2005. However, ongoing payments of termination benefits to certain employees are expected to continue to 2009. The $105.5-million accrual includes $2.0 million for future rental payments for leased space no longer being used by the Company as a result of downsizing. The $116.1-million write-down includes a $21.8-million (US$16.0 million) accrual for the impact of labour restructuring on the D&H. As a result of the retroactive adoption of the CICA Handbook Section 3110 “Asset Retirement Obligations” (see Note 2), the $116.1-million write-down to fair value of the D&H assets was reduced by $13.4 million to $102.7 million. This reduced the overall special charge to $215.1 million.

In the fourth quarter of 2004, CPR recorded a reversal of a special charge of $19.0 million (US$16.0 million) related to the $21.8-million accrual for the labour restructuring on the D&H taken in 2003, as noted above. A successful new arrangement with another rail carrier received partial regulatory approval during the fourth quarter 2004. As a result, the labour liability accrued in 2003 was reversed.

2004 Annual Report	53

5.  OTHER CHARGES

(in millions)	2004	2003	2002

Amortization of discount on accruals recorded at present value	$19.1	$20.3	$19.3
Other exchange losses (gains)	11.7	0.4	(1.6)
Loss on sale of accounts receivable (Note 9)	2.9	4.1	3.5
Gain on non-hedging derivative instruments	(1.5)	–	–
Other	3.9	8.7	0.6

Total other charges	$36.1	$33.5	$21.8

Included in “Other” above in 2002 are charges related to the early redemption of CPR’s 8.85% Debentures – specifically, a call premium of $17.5 million and accelerated amortization of deferred financing charges of $2.5 million, which are offset by $27.0 million of interest income on an income tax settlement related to prior years (see Note 7).

6.  INTEREST EXPENSE

(in millions)	2004	2003	2002

Interest expense	$223.9	$226.4	$254.2
Interest income	(5.3)	(7.7)	(12.0)

Total interest expense	$218.6	$218.7	$242.2

Gross cash interest payments	$219.0	$228.7	$245.5

54	2004 Annual Report

7.  INCOME TAXES

The following is a summary of the major components of the Company’s income tax expense:

	2004	2003	2002
		(Restated –	(Restated –
(in millions)		see Note 2)	see Note 2)

Canada (domestic)
Current income tax expense	$10.6	$9.2	$9.9

Future income tax expense
Origination and reversal of temporary differences	162.4	144.4	144.2
Effect of tax rate increases	–	51.6	–
Recognition of previously unrecorded tax losses	(29.1)	(59.1)	(8.8)
Effect of hedge of net investment in self-sustaining foreign subsidiaries	(8.7)	(34.6)	–
Other	(14.5)	(58.2)	(80.8)

Total future income tax expense	110.1	44.1	54.6

Total income taxes (domestic)	$120.7	$53.3	$64.5

Other (foreign)
Current income tax expense	$1.2	$0.6	$1.0

Future income tax expense
Origination and reversal of temporary differences	23.2	10.4	55.9
Recognition of previously unrecorded tax losses	–	(22.7)	(15.5)
Other	(1.8)	–	–

Total future income tax expense	21.4	(12.3)	40.4

Total income taxes (foreign)	$22.6	$(11.7)	$41.4

Total
Current income tax expense	$11.8	$9.8	$10.9
Future income tax expense	131.5	31.8	95.0

Total income taxes (domestic and foreign)	$143.3	$41.6	$105.9

2004 Annual Report	55

The provision for future income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes. The temporary differences comprising the future income tax assets and liabilities are as follows:

	2004	2003
		(Restated –
(in millions)		see Note 2)

Future income tax assets
Restructuring liability	$101.2	$158.2
Amount related to tax losses carried forward	164.6	286.2
Capital assets tax basis in excess of carrying value	–	3.8
Liabilities carrying value in excess of tax basis	38.0	67.3
Future environmental remediation costs	65.0	14.4
Other	30.8	39.6

Total future income tax assets	399.6	569.5

Future income tax liabilities
Capital assets carrying value in excess of tax basis	1,379.7	1,465.8
Other long-term assets carrying value in excess of tax basis	303.7	255.4
Other	32.1	56.7

Total future income tax liabilities	1,715.5	1,777.9

Net future income tax liabilities	1,315.9	1,208.4
Net current future income tax assets	70.2	87.4

Net long-term future income tax liabilities	$1,386.1	$1,295.8

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

	2004	2003	2002
		(Restated –	(Restated –
(in millions)		see Note 2)	see Note 2)

Expected income tax expense at Canadian statutory tax rates	$202.4	$168.0	$222.7
Increase (decrease) in taxes resulting from:
Large corporations tax	5.9	11.1	10.0
Gains not subject to tax	(31.8)	(50.5)	(19.4)
Foreign tax rate differentials	6.8	19.2	1.8
Effect of tax rate increases	–	51.6	–
Recognition of previously unrecorded tax losses	(29.1)	(81.8)	(24.3)
Other	(10.9)	(76.0)	(84.9)

Income tax expense	$143.3	$41.6	$105.9

56	2004 Annual Report

The Company has $333.7 million of capital losses (2003 – $488.0 million) available indefinitely for Canadian tax purposes for which no future income tax asset has been recognized.

In determining its future income taxes, the Company makes estimates and assumptions regarding future tax matters. During 2003, the Company revalued various components of its future income tax liability and reduced the estimate of its future income tax liability by $59.3 million. The Company believes that its future income tax provision is adequate.

During 2002, as a result of a favourable decision by the Federal Court of Appeal (the Queen v. Canadian Pacific Limited (legally renamed Canadian Pacific Railway Company in 1996)), the Company reported a recovery of income taxes of approximately $72.0 million.

8.  EARNINGS PER SHARE

At December 31, 2004, the number of shares outstanding was 158.8 million (2003 – 158.7 million).

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year.

Diluted earnings per share have been calculated using the Treasury Stock Method, which gives effect to the dilutive value of outstanding options. After the spin-off of CPR from Canadian Pacific Limited (“CPL”) in October 2001, CPL stock options held by CPL employees were exchanged for CPR replacement options. At December 31, 2004, there were 0.4 million replacement options outstanding (2003 – 0.5 million replacement options; 2002 – 0.7 million replacement options). Since the spin-off, CPR has issued new stock options to CPR employees. At December 31, 2004, there were 5.6 million new options outstanding (2003 – 4.5 million; 2002 – 3.5 million). These new option totals exclude 1.7 million options at December 31, 2004, (2003 – 1.2 million; 2002 – 0.6 million) for which there are tandem SARs outstanding, as these are not included in the dilution calculation (see Note 21).

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2004	2003	2002

Weighted average shares outstanding	158.7	158.5	158.5
Dilutive effect of stock options	0.4	0.6	0.8

Weighted average diluted shares outstanding	159.1	159.1	159.3

	2004	2003	2002
		(Restated –	(Restated –
(in dollars)		see Note 2)	see Note 2)

Basic earnings per share	$2.60	$2.53	$3.08

Diluted earnings per share	$2.60	$2.52	$3.06

In 2004, options exercisable for 634,639 Common Shares (2003 – 306,426) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

2004 Annual Report	57

9.  SALE OF ACCOUNTS RECEIVABLE

In September 2004, the Company renewed its accounts receivable securitization program for a term of five years to September 2009. Under the terms of the renewal, the Company sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust is a multi-seller trust and CPR is not the primary beneficiary. The Company may increase the sale amount up to a program limit of $200.0 million. At December 31, 2004, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $120.0 million (2003 – $120.0 million). Due to a relatively short collection cycle, the fair value of the undivided interest transferred to the trust in the accounts receivable securitization program approximated book value and the loss on the transaction was limited to the costs of funding and administering the program. The Company’s loss of $2.9 million (2003 – $4.1 million) on the securitization program was included in “Other Charges” on the Statement of Consolidated Income. The Company has a retained interest of approximately 15 % of receivables sold, which is recorded in “Accounts Receivable” on CPR’s Consolidated Balance Sheet. The Company cannot enter into an agreement with a third party with respect to its retained interest.

Receivables funded under the securitization program may not include delinquent, defaulted or written-off receivables, nor receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits. The Company maintains an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At December 31, 2004, allowances of $3.6 million (2003 – $5.6 million) were recorded in “Accounts Receivable”. During 2004, $2.8 million (2003 – $1.1 million) of accounts receivable were written off to “Freight Revenues”.

The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. However, even though the Company acts as collector of all of the securitized receivables, it has no claim against the trust’s co-ownership interest in the securitized receivables. No servicing asset or liability has been recorded as the benefits CPR receives for servicing the receivables approximate the related costs. Proceeds from collections reinvested in the accounts receivable securitization program were $382.4 million in 2004.

The securitization program is subject to standard reporting and credit-rating requirements for CPR. The reporting includes provision of a monthly portfolio report that the pool of eligible receivables satisfies pre-established criteria that are reviewed and approved by Dominion Bond Rating Services and are standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program.

58	2004 Annual Report

10.  CHANGE IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS

(in millions)	2004	2003	2002

(Use) source of cash:
Accounts receivable	$(39.0)	$45.2	$21.1
Materials and supplies	(35.5)	2.5	(6.6)
Accounts payable and accrued liabilities	112.3	(76.3)	(17.4)
Income and other taxes payable	(4.6)	(25.0)	2.9

Change in non-cash working capital	$33.2	$(53.6)	$–

11.  INVESTMENTS

(in millions)	2004	2003

Rail investments accounted for on an equity basis	$74.7	$77.6
Other investments accounted for on a cost basis	21.3	28.0

Total investments	$96.0	$105.6

Equity income from CPR’s investment in the Detroit River Tunnel Partnership was $6.2 million in 2004 (2003 – $14.6 million). The equity loss from the Company’s investment in the CNCP Niagara-Windsor Partnership was $0.9 million in 2004 (2003 – $nil). CPR’s investment in the Indiana Harbour Belt Railroad Company generated equity income of $2.5 million in 2004 (2003 – $2.4 million).

2004 Annual Report	59

12.  NET PROPERTIES

		Accumulated	Net book
(in millions)	Cost	depreciation	value

2004
Track and roadway	$7,667.1	$2,482.7	$5,184.4
Buildings	319.7	128.4	191.3
Rolling stock	3,323.2	1,319.8	2,003.4
Other	1,566.1	551.7	1,014.4

Total net properties	$12,876.1	$4,482.6	$8,393.5

2003 (Restated – see Note 2)
Track and roadway	$7,325.7	$2,321.0	$5,004.7
Buildings	314.6	108.1	206.5
Rolling stock	3,270.4	1,277.5	1,992.9
Other	1,535.9	520.4	1,015.5

Total net properties	$12,446.6	$4,227.0	$8,219.6

Included in the “Other” category at December 31, 2004, are software development costs of $596.5 million (2003 – $582.9 million) and accumulated depreciation of $202.8 million (2003 – $164.7 million). Additions during 2004 were $30.3 million (2003 – $31.7 million) and depreciation expense was $53.6 million (2003 – $55.3 million).

At December 31, 2004, net properties included $396.9 million (2003 – $387.9 million) of assets held under capital lease at cost and related accumulated depreciation of $83.5 million (2003 – $70.1 million).

During the year, capital assets were acquired under the Company’s capital program at an aggregate cost of $686.3 million (2003 – $699.0 million), none of which were acquired by means of capital leases (2003 – $nil). At April 1, 2003, the Company consolidated $193.5 million in net properties of a VIE for which it is the primary beneficiary (see Note 2). Cash payments related to capital purchases were $673.8 million in 2004 (2003 – $686.6 million). At December 31, 2004, $0.2 million (2003 – $12.4 million) remained in accounts payable related to the above purchases.

Included in the special charge recorded in the second quarter of 2003 was a $102.7-million write-down to fair market value of the assets of the D&H, including a $21.8-million (US$16.0 million) accrual for the impact of labour restructuring (see Note 4).

In the fourth quarter of 2003, CPR and IBM Canada Ltd. (“IBM”) entered into a seven-year agreement for IBM to operate and enhance the Company’s computing infrastructure. CPR incurred a loss of $28.9 million on the transfer of computer assets to IBM at the start of the arrangement.

13.  OTHER ASSETS AND DEFERRED CHARGES

(in millions)	2004	2003

Prepaid pension costs	$838.3	$693.9
Other	180.0	213.4

Total other assets and deferred charges	$1,018.3	$907.3

60	2004 Annual Report

14.  LONG-TERM DEBT

(in millions)	Currency in which payable	2004	2003

6.250 % Notes due 2011	US$	$480.8	$518.6
7.125 % Debentures due 2031	US$	420.7	453.8
9.450 % Debentures due 2021	US$	300.5	324.1
5.750 % Debentures due 2033	US$	300.5	324.1
7.20 % Medium Term Notes due 2005	CDN$	250.0	250.0
4.90 % Medium Term Notes due 2010	CDN$	350.0	350.0
5.41 % Senior Secured Notes due 2024	US$	172.6	–
6.91 % Secured Equipment Notes due 2005 – 2024	CDN$	235.0	235.0
7.49 % Equipment Trust Certificates due 2005 – 2021	US$	144.2	155.6
Secured Equipment Loan due 2005 – 2007	US$	153.4	168.6
Secured Equipment Loan due 2005 – 2015	CDN$	156.2	158.4
Obligations under capital leases due 2005 – 2022 (6.85% – 7.65% )	US$	335.3	365.6
Obligations under capital leases due 2006 (7.88% – 10.93% )	CDN$	0.9	1.4
Bank loan payable on demand due 2010 (5.883%)	CDN$	4.3	4.0
Other	US$	0.4	0.6

		3,304.8	3,309.8
Perpetual 4 % Consolidated Debenture Stock	US$	36.8	40.2
Perpetual 4 % Consolidated Debenture Stock	GBP£	9.4	12.8

		3,351.0	3,362.8
Less: Long-term debt maturing within one year		275.7	13.9

		$3,075.3	$3,348.9

At December 31, 2004, long-term debt denominated in U.S. dollars was CDN$2,345.2 million (2003 – CDN$2,351.2 million).

Interest on each of the following instruments is paid semi-annually: 6.250 % Notes and 7.125 % Debentures on April 15 and October 15; 9.450 % Debentures on February 1 and August 1; and 5.750 % Debentures on March 15 and September 15 of each year. All of these Notes and Debentures are unsecured but carry a negative pledge.

The 5.41 % Senior Secured Notes due 2024 are secured by specific locomotive units with a carrying value at December 31, 2004, of $204.9 million. Equal blended semi-annual payments of principal and interest are made on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.

The 7.20 % Medium Term Notes due 2005 are unsecured but carry a negative pledge. Interest is paid semi-annually in arrears on June 28 and December 28 of each year.

The 4.90 % Medium Term Notes due 2010 are unsecured but carry a negative pledge. Interest is paid semi-annually in arrears on June 15 and December 15 of each year.

2004 Annual Report	61

The 6.91 % Secured Equipment Notes are full recourse obligations of the Company secured by a first charge on specific locomotive units with a carrying value at December 31, 2004, of $212.3 million. The Company made semi-annual payments of interest in the amount of $8.1 million on April 1 and October 1 of each year, up to and including October 1, 2004. Thereafter, the Company will pay on April 1 and October 1 of each year, commencing April 1, 2005, up to and including October 1, 2024, equal blended semi-annual payments of principal and interest of $10.9 million.

The 7.49 % Equipment Trust Certificates are secured by specific locomotive units with a carrying value at December 31, 2004, of $160.8 million. Semi-annual interest payments of US$4.5 million are made on January 15 and July 15 of each year, up to and including January 15, 2005. Thereafter, semi-annual payments will vary in amount and will be interest-only payments or blended principal and interest payments. Final payment of principal is due January 15, 2021.

The Secured Equipment Loan due 2005-2007 is secured by specific units of rolling stock with a carrying value at December 31, 2004, of $195.5 million. The interest rate is floating and is calculated based on a blend of one-month and three-month average LIBOR plus a spread (2004 – 1.99%; 2003 – 1.95%). The Company makes blended payments of principal and interest quarterly on February 20, May 20, August 20 and November 20 of each year.

The Secured Equipment Loan due 2005-2015 is secured by specific locomotive units with a carrying value at December 31, 2004, of $173.9 million. The interest rate is floating and is calculated based on a six-month average CDOR (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2004 – 3.22%; 2003 – 3.56%). The Company makes blended payments of principal and interest semi-annually on February 1 and August 1 of each year.

The bank loan payable on demand matures in 2010 and carries an interest rate of 5.883%. The amount of the loan at December 31, 2004, was $163.8 million (2003 – $154.5 million). The Company has offset against this loan a financial asset of $159.6 million (2003 – $150.5 million) with the same financial institution.

The Consolidated Debenture Stock, created by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.

Annual maturities and sinking fund requirements, excluding those pertaining to capital leases, for each of the five years following 2004 are (in millions): 2005 – $271.0; 2006 – $19.4; 2007 – $166.4; 2008 – $19.0; 2009 – $20.0.

62	2004 Annual Report

At December 31, 2004, capital lease obligations included in long-term debt were as follows:

(in millions)	Year	Capital leases

Minimum lease payments in:	2005	$28.5
	2006	29.7
	2007	30.9
	2008	30.9
	2009	32.3
	Thereafter	445.4

Total minimum lease payments		597.7
Less: Imputed interest		261.5

Present value of minimum lease payments		336.2
Less: Current portion		4.7

Long-term portion of capital lease obligations		$331.5

The carrying value of the assets securing the capital lease obligations was $313.4 million at December 31, 2004.

15.  FINANCIAL INSTRUMENTS

Foreign Exchange Forward Contracts

Exposure to changes arising from fluctuations in the exchange rate between Canadian and U.S. dollars on future revenue streams has been managed by selling or purchasing forward U.S. dollars at fixed rates in future periods, which are accounted for as cash flow hedges. At December 31, 2004, the Company had contracts to sell approximately US$98.3 million in 2005 and 2006 at exchange rates ranging from 1.1985 to 1.2048 (2003 – nil). At December 31, 2004, the unrealized gain on foreign exchange forward contracts was CDN$0.2 million (2003 – CDN$nil).

In 2004, CPR designated US$70.0 million of short-term investments as a hedge of the Company’s firm commitment to purchase 41 locomotives in January 2005, which is accounted for as a fair value hedge. At December 31, 2004, the unrealized loss on this hedge was CDN$1.1 million.

Commodity Contracts

Exposure to fluctuations in fuel prices has been managed by selling or purchasing crude oil futures. At December 31, 2004, the Company had entered into futures contracts, which are accounted for as cash flow hedges, to purchase approximately 3,764,000 barrels (2003 – 2,951,000 barrels) over the 2005-to-2009 period at average annual prices ranging from US$30.51 to US$38.19 per barrel (2003 – US$20.83 to US$24.65 over the 2004-to-2008 period). At December 31, 2004, the unrealized gain on crude oil futures was CDN$32.0 million (2003 – CDN$26.8 million). The Company from time to time uses foreign exchange forward contracts to manage the risk caused by foreign exchange variability on fuel purchases and commodity hedges. The Company enters into purchase contracts of U.S. dollars because the Canadian dollar cost of fuel increases if the U.S. dollar appreciates relative to the Canadian dollar. Gains and losses on the crude oil swaps, coupled with foreign exchange forward contracts, offset increases and decreases in the cash cost of fuel. At December 31, 2004, the Company had entered into forward contracts totalling US$146.6 million over the 2005-to-2009 period at exchange rates ranging from 1.2226 to 1.3008, which are accounted for as cash flow hedges. At December 31, 2004, the unrealized loss on these forward contracts was CDN$8.8 million.

2004 Annual Report	63

Interest Rate Contracts

At December 31, 2003, the Company had outstanding cross-currency interest rate swap agreements, which were accounted for as a hedge, for a nominal amount of CDN$105.0 million. These swap agreements converted a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 4.90 % Medium Term Notes. At December 31, 2003, the unrealized gain on these cross-currency interest rate swap agreements was CDN$2.2 million. Effective January 1, 2004, in connection with the implementation of AcG 13 “Hedging Relationships”, the Company determined that these swap agreements no longer qualified for hedge accounting (see Note 2). The unrealized gain of CDN$2.2 million was recorded in “Deferred Liabilities” on the Consolidated Balance Sheet and is being amortized to “Other Charges” over the remaining seven-year term of the originally designated hedged item. In addition, net swap income based on settlements of the swaps during 2004 was recorded in “Other Charges”. In July 2004, the Company terminated these agreements and realized a loss of CDN$2.2 million that was recorded in “Other Charges”.

At December 31, 2004, the Company had outstanding interest rate swap agreements, accounted for as a fair value hedge, for a nominal amount of US$200.0 million (2003 – US$150.0 million). The swap agreements converted a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250 % Notes. At December 31, 2004, the unrealized gain on these interest rate swap agreements was CDN$8.8 million (2003 – CDN$8.4 million).

The following table discloses the terms of the swap agreements at December 31, 2004:

Expiration	October 15, 2011
Notional amount of principal (in CDN$ millions)	$240.4
Fixed receiving rate	6.250%
Variable paying rate (1)	3.2%

(1) Based on U.S. three-month LIBOR.

In 2004, the Company entered into agreements that have established the borrowing rate on US$200.0 million of long-term debt, expected to be issued in the first half of 2005. Unrealized gains on this arrangement, which is accounted for as a cash flow hedge, were CDN$1.8 million at December 31, 2004. The unrealized gains are expected to be amortized over the life of related debt issuance.

During 2004, the Company recorded losses of CDN$2.0 million on six treasury rate locks totalling US$124.0 million to fix the benchmark rate on the 5.41 % US$145.0-million Senior Secured Notes offering issued in March 2004. These losses are amortized over the 20-year life of the existing financing.

During 2003, the Company recorded a $23.3-million loss paid to settle interest rate locks on CDN$200.0 million of long-term debt. The interest rate locks were accounted for as a cash flow hedge and are being amortized over the seven-year life of the 4.90 % Medium Term Notes. In addition, the Company recorded a $9.4-million gain on settlement of interest rate locks on US$214.0 million of long-term debt. These interest rate locks were accounted for as a cash flow hedge and are being amortized over the 30-year life of the 5.750 % Debentures.

Credit Risk Management

The Company is exposed to credit losses in the event of non-performance by counterparties to financial instruments. However, the Company does not anticipate such non-performance because dealings have been with counterparties of high credit quality. In addition, the Company believes there are no significant concentrations of credit risk.

64	2004 Annual Report

Interest Rate Exposure and Fair Values

The Company’s exposure to interest rate risk along with the total carrying amounts and fair values of its financial instruments are summarized in the following tables:

2004		Fixed interest rate maturing in
	At floating		2006	2010	Total carrying
(in millions)	interest rates	2005	to 2009	and after	value	Fair value

Financial assets
Cash and short-term investments	$353.0	$–	$–	$–	$353.0	$353.0

Financial liabilities
6.250 % Notes	–	–	–	480.8	480.8	530.0
7.125 % Debentures	–	–	–	420.7	420.7	501.7
9.450 % Debentures	–	–	–	300.5	300.5	419.9
5.750 % Debentures	–	–	–	300.5	300.5	306.5
7.20 % Medium Term Notes due 2005	–	250.0	–	–	250.0	255.3
4.90 % Medium Term Notes due 2010	–	–	–	350.0	350.0	359.6
5.41 % Senior Secured Notes due 2024	–	3.5	16.1	153.0	172.6	180.5
6.91 % Secured Equipment Notes	–	5.7	27.1	202.2	235.0	270.4
7.49 % Equipment Trust Certificates	–	2.1	13.3	128.8	144.2	177.2
Secured Equipment Loan due 2007	153.4	–	–	–	153.4	153.4
Secured Equipment Loan due 2015	156.2	–	–	–	156.2	156.2
4 % Consolidated Debenture Stock	–	–	–	46.2	46.2	38.3
Obligations under capital leases	–	4.7	31.7	299.8	336.2	396.9
Bank loan payable on demand	–	4.3	–	–	4.3	4.3
Other	–	0.2	0.2	–	0.4	0.4
Foreign exchange forward contracts on future revenue streams	–	–	–	–	–	(0.2)
Crude oil futures	–	–	–	–	–	32.0
Foreign exchange forward contracts on fuel	–	–	–	–	–	(8.8)
Interest rate swaps	240.4	–	–	(240.4)	–	8.8
Interest rate locks	–	–	–	–	–	1.8

Total financial liabilities					$3,351.0	$3,784.2

2004 Annual Report	65

2003		Fixed interest rate maturing in
	At floating		2005	2009	Total carrying
(in millions)	interest rates	2004	to 2008	and after	value	Fair value

Financial assets
Cash and short-term investments	$134.7	$–	$–	$–	$134.7	$134.7

Financial liabilities
6.250 % Notes	–	–	–	518.6	518.6	557.9
7.125 % Debentures	–	–	–	453.8	453.8	540.3
9.450 % Debentures	–	–	–	324.1	324.1	442.3
5.750 % Debentures	–	–	–	324.1	324.1	303.1
7.20 % Medium Term Notes due 2005	–	–	250.0	–	250.0	264.8
4.90 % Medium Term Notes due 2010	–	–	–	350.0	350.0	349.3
6.91 % Secured Equipment Notes	–	–	25.3	209.7	235.0	264.7
7.49 % Equipment Trust Certificates	–	–	12.5	143.1	155.6	215.5
Secured Equipment Loan due 2007	168.6	–	–	–	168.6	168.6
Secured Equipment Loan due 2015	158.4	–	–	–	158.4	158.4
4 % Consolidated Debenture Stock	–	–	–	53.0	53.0	42.6
Obligations under capital leases	–	4.4	29.8	332.8	367.0	452.8
Bank loan payable on demand	–	4.0	–	–	4.0	4.0
Other	–	0.2	0.4	–	0.6	0.6
Crude oil futures	–	–	–	–	–	26.8
Interest rate swaps	299.5	–	–	(299.5)	–	10.6
Interest rate locks	–	–	–	–	–	(0.4)

Total financial liabilities					$3,362.8	$3,801.9

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Short-term financial assets and liabilities are valued at their carrying amounts as presented on the Consolidated Balance Sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

•	The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2004 and 2003. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings, with terms and conditions similar to those borrowings in place at the applicable Consolidated Balance Sheet date.

•	The fair value of derivative instruments is estimated as the unrealized gain or loss calculated based on market prices or rates at December 31, 2004 and 2003, which generally reflects the estimated amounts the Company would receive or pay to terminate the contracts at the applicable Consolidated Balance Sheet date.

66	2004 Annual Report

16.  DEFERRED LIABILITIES

	2004	2003
		(Restated –
(in millions)		see Note 2)

Provision for restructuring and environmental remediation (Note 18)	$448.7	$462.2
Deferred workers’ compensation	177.1	181.3
Accrued employee benefits	151.0	127.6
Asset retirement obligations (Note 17)	32.4	31.6
Fibre optics rights-of-way deferred revenue	48.8	54.7
Other	78.0	48.2

	936.0	905.6
Less: Amount payable/realizable within one year	168.2	202.8

Total deferred liabilities	$767.8	$702.8

Fibre optics rights-of-way deferred revenue is being amortized to income on a straight-line basis over the related lease terms.

17.  ASSET RETIREMENT OBLIGATIONS

The Company recorded two liabilities related to asset retirement obligations (“ARO”) totalling $31.6 million as at January 1, 2004. Prior periods were retroactively restated to be on a comparative basis. The liabilities were discounted at an average rate of 6.25%.

The accretion expense related to these AROs in 2004 was $2.0 million (2003 – $1.9 million), offset by payments made of $1.2 million (2003 – $nil), thereby increasing the ARO liability to $32.4 million at December 31, 2004 (2003 – $31.6 million). Accretion expense is included in “Depreciation and Amortization” on the Statement of Consolidated Income.

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $59.4 million at December 31, 2004 (2003 – $60.7 million), which, when present valued, was $31.4 million at December 31, 2004 (2003 – $30.7 million). The payments are expected to be made in the 2005-2054 period.

The Company also has a liability on a joint facility that will have to be settled based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2004, was $13.9 million (2003 – $13.2 million), which, when present valued, was $1.0 million at December 31, 2004 (2003 – $0.9 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is estimated to be in 40 years.

2004 Annual Report	67

18.  RESTRUCTURING ACCRUAL AND ENVIRONMENTAL REMEDIATION

At December 31, 2004, the provision for restructuring and environmental remediation was $448.7 million (2003 – $462.2 million). The restructuring provision was primarily for labour liabilities for restructuring plans, including those discussed in “Special Charge for Labour Restructuring and Asset Impairment” (see Note 4). Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites as well as a special charge taken in 2004 related to a specific property (see Note 3).

Set out below is a reconciliation of CPR’s liabilities associated with its restructuring and environmental remediation programs:

					Foreign	Closing
	Opening balance			Amortization	exchange	balance
(in millions)	Jan. 1, 2004	Accrued (1)	Payments	of discount (2)	impact	Dec. 31, 2004

Labour liability for terminations and severances	$358.2	(36.4)	(62.2)	16.2	(6.1)	$269.7
Other non-labour liabilities for exit plans	9.2	0.9	(3.3)	0.4	(1.1)	6.1

Total restructuring liability	367.4	(35.5)	(65.5)	16.6	(7.2)	275.8

Environmental remediation program	94.8	101.0	(23.3)	–	0.4	172.9

Total restructuring and environmental remediation liability	$462.2	65.5	(88.8)	16.6	(6.8)	$448.7

(1) In 2004, CPR reversed a $19.0-million labour liability accrued in 2003 (see Note 4) and recorded additional net reductions of $16.5 million for previously accrued labour and non-labour initiatives due mainly to experience gains on cost of terminations. In addition, the Company recorded a $90.9-million charge (see Note 3), which included an increase in the environmental remediation program liability of $85.7 million, an increase in non-labour liabilities of $0.7 million (included in the $16.5 million noted above) and a reduction in “Other Assets and Deferred Charges” of $4.5 million. The environmental remediation program liability was further increased by $15.3 million for various other environmental sites included in the multi-year soil remediation program.
(2) Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

					Foreign	Closing
	Opening balance			Amortization	exchange	balance
(in millions)	Jan. 1, 2003	Accrued (1)	Payments	of discount (2)	impact	Dec. 31, 2003

Labour liability for terminations and severances	$313.0	126.5	(78.4)	12.5	(15.4)	$358.2
Other non-labour liabilities for exit plans	13.3	1.9	(8.4)	0.5	1.9	9.2

Total restructuring liability	326.3	128.4	(86.8)	13.0	(13.5)	367.4

Environmental remediation program	115.5	5.5	(20.2)	–	(6.0)	94.8

Total restructuring and environmental remediation liability	$441.8	133.9	(107.0)	13.0	(19.5)	$462.2

(1) In 2003, the $133.9-million increase in the accrual was due to new restructuring provisions totalling $127.3 million (see Note 4) as well as a further net increase of $1.1 million in the restructuring liability. The environmental remediation liability also increased by $5.5 million as the accruals were adjusted for sites included in the multi-year soil remediation program.
(2) Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

68	2004 Annual Report

19.  SHAREHOLDERS’ EQUITY

Authorized and Issued Share Capital

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2004, no Preferred Shares had been issued.

An analysis of Common Share balances is as follows:

	2004		2003
(in millions)	Number	Amount	Number	Amount

Balance, January 1	158.7	$1,118.1	158.5	$1,116.1
Common Shares issued under stock option plans	0.1	2.5	0.2	2.0

Balance, December 31	158.8	$1,120.6	158.7	$1,118.1

Contributed Surplus

During 2004, the Company recorded $5.8 million (2003 – $3.5 million) in stock compensation expense to contributed surplus.

Foreign Currency Translation Adjustments

Included in equity are the following cumulative foreign currency translation adjustments:

	2004	2003
		(Restated –
(in millions)		see Note 2)

Balance, January 1	$88.0	$127.7
Change in foreign currency translation rates on foreign subsidiaries	(50.6)	(194.0)

Balance, December 31, before designated hedge	37.4	(66.3)
Designated hedge, net of tax	39.6	154.3

Balance, December 31, including designated hedge	$77.0	$88.0

For the year ended December 31, 2004, the Company recorded future income taxes of $8.7 million on the designated hedge (2003 – $34.6 million).

2004 Annual Report	69

20.  PENSIONS AND OTHER BENEFITS

The Company has both defined benefit (“DB”) and defined contribution (“DC”) pension plans.

The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Pensions for Canadian pensioners are partially indexed to inflation. Annual employer contributions to the DB plans, which are actuarially determined, are made on the basis of not less than the minimum amounts required by federal pension supervisory authorities.

Other benefits include post-retirement health and life insurance for pensioners, and post-employment workers’ compensation benefits, which are based on Company-specific claims.

At December 31, the elements of defined benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions			Other benefits
(in millions)	2004	2003	2002	2004	2003	2002

Current service cost (benefits earned by employees in the year)	$71.7	$64.4	$61.7	$13.0	$15.3	$14.6
Interest cost on benefit obligation	400.0	395.0	387.1	27.5	26.7	25.6
Actual return on fund assets	(610.9)	(604.7)	95.6	(1.1)	–	–
Actuarial loss	168.1	403.7	23.8	18.8	19.6	42.8
Plan amendments	–	14.2	(4.5)	1.6	(2.6)	(5.1)

Elements of employee future benefit cost before adjustments to recognize the long-term nature of employee future benefit costs	28.9	272.6	563.7	59.8	59.0	77.9
Adjustments to recognize the long-term nature of employee future benefit costs:
Amortization of transitional (asset) obligation	(16.2)	(15.6)	(15.6)	12.8	13.4	13.4
Difference between expected return and actual return on fund assets	129.9	156.1	(545.6)	–	–	–
Difference between actuarial loss recognized and actual actuarial loss on benefit obligation	(128.6)	(399.5)	(23.5)	(15.4)	(21.9)	(42.0)
Difference between amortization of prior service costs and actual plan amendments	11.1	(4.4)	16.3	(1.6)	2.6	5.1

Net benefit cost	$25.1	$9.2	$(4.7)	$55.6	$53.1	$54.4

70	2004 Annual Report

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits
(in millions)	2004	2003	2004	2003

Change in benefit obligation:
Benefit obligation at January 1	$6,525.3	$5,993.1	$450.4	$423.8
Current service cost	71.7	64.4	13.0	15.3
Interest cost	400.0	395.0	27.5	26.7
Employee contributions	45.7	47.3	–	–
Benefits paid	(372.5)	(361.5)	(32.2)	(32.7)
Foreign currency changes	(11.3)	(30.9)	(5.4)	(16.9)
Plan amendments	–	14.2	1.6	(2.6)
Change in provincial Workers’ Compensation Board account	–	–	(4.3)	17.2
Actuarial loss	168.1	403.7	18.8	19.6

Benefit obligation at December 31	$6,827.0	$6,525.3	$469.4	$450.4

Change in fund assets:
Fair value of fund assets at January 1	$5,771.6	$5,129.6	$17.2	$–
Actual return on fund assets	610.9	604.7	1.1	–
Employer contributions	175.7	371.8	30.3	32.7
Employee contributions	45.7	47.3	–	–
Benefits paid	(372.5)	(361.5)	(32.2)	(32.7)
Change in provincial Workers’ Compensation Board account	–	–	(4.3)	17.2
Foreign currency changes	(8.7)	(20.3)	–	–

Fair value of fund assets at December 31	$6,222.7	$5,771.6	$12.1	$17.2

Funded status – plan deficit	$(604.3)	$(753.7)	$(457.3)	$(433.2)
Unamortized prior service cost	100.1	111.2	1.6	–
Unamortized net transitional (asset) obligation	(128.9)	(145.1)	104.3	117.1
Unamortized experience losses:
Deferred investment losses due to use of market-related value to determine net benefit cost	135.1	358.0	–	–
Unamortized net actuarial loss	1,338.6 (1)	1,119.7 (1)	103.0	89.5

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$840.6	$690.1	$(248.4)	$(226.6)

(1) The amount by which these losses exceed the 10 % corridor (representing 10 % of the benefit obligation) was equal to $655.9 million at December 31, 2004 (2003 – $467.2 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). In 2004, $39.5 million was amortized and included in the net benefit cost (2003 – $4.2 million).

2004 Annual Report	71

The accrued benefit asset (liability) is included on the Company’s Consolidated Balance Sheet as follows:

	Pensions		Other benefits
(in millions)	2004	2003	2004	2003

Accounts receivable	$4.5	$–	$–	$–
Other assets and deferred charges	838.3	693.9	–	–
Accounts payable and accrued liabilities	(0.3)	(0.3)	(18.7)	(24.8)
Other long-term liabilities	(1.9)	(3.5)	(229.7)	(201.8)

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$840.6	$690.1	$(248.4)	$(226.6)

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31 (November 30 for U.S. plans). The most recent actuarial valuations for pension funding purposes were performed as at January 1, 2004. The next actuarial valuations for pension funding purposes will be performed as at January 1, 2005.

Included in the benefit obligation and fair value of fund assets at year end were the following amounts in respect of plans where the benefit obligation exceeded the fund assets:

	Pensions		Other benefits
(in millions)	2004	2003	2004	2003

Benefit obligation	$(6,827.0)	$(6,525.3)	$(469.4)	$(450.4)
Fair value of fund assets	6,222.7	5,771.6	12.1	17.2

	$(604.3)	$(753.7)	$(457.3)	$(433.2)

Actuarial assumptions used were approximately:

(percentage)	2004		2003		2002

Benefit obligation at December 31:
Discount rate	6.00		6.25		6.75
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.50	(1)	9.00	(2)	6.90	(2)
Benefit cost for year ended December 31:
Discount rate	6.25		6.75		6.75
Expected rate of return on fund assets	8.00		8.00		8.00
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	9.00	(1)	6.90	(2)	7.50	(2)

(1) The health care cost trend rate is projected to decrease by 0.5 % per year to approximately 4.5 % per year in 2012.
(2) For these prior periods or measurement dates, the health care cost trend rate was projected to decrease by 0.6 % per year to approximately 4.5 % per year in 2007.

72	2004 Annual Report

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One percentage	One percentage
(in millions)	point increase	point decrease

Effect on the total of service and interest costs (1)	$(1.4)	$1.3
Effect on post-retirement benefit obligation (1)	$(14.2)	$14.0

(1) Favourable (unfavourable).

Plan Assets

The Company’s pension plan asset allocation at December 31, 2004 and 2003, and the current weighted average permissible range for each major asset class were as follows:

	Current permissible	Percentage of plan assets at December 31
Asset allocation (percentage)	range	2004	2003

Equity securities	51 – 57	55.1	54.2
Debt securities	37 – 43	40.7	41.2
Real estate and other	4 – 8	4.2	4.6

Total		100.0	100.0

The Company’s investment strategy is to achieve a long-term (five- to 10-year period) real rate of return of 5.5%, net of all fees and expenses. The Company’s best estimate of long-term inflation of 2.5 % yields a long-term nominal target of 8.0%, net of all fees and expenses. In identifying the above asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and going-concern financial position of the plan, long-term return expectations and the risks associated with key asset classes as well as the relationships of their returns with each other, inflation and interest rates. When advantageous and with due consideration, derivative instruments may be utilized, provided the total value of the underlying asset represented by financial derivatives is limited to 20 % of the market value of the fund.

At December 31, 2004, fund assets consisted primarily of listed stocks and bonds, including 335,300 CPRL Common Shares (2003 – 285,000) at a market value of $13.8 million (2003 – $10.4 million) and 6.91 % Secured Equipment Notes issued by CPRL at par value of $4.3 million (2003 – $1.4 million) and at market value of $4.9 million (2003 – $1.5 million).

Cash Flows

In 2004, the Company contributed $173.8 million to its registered pension plans, including $2.9 million to the defined contribution plan. In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $33.8 million with respect to supplemental pension plan benefits and other benefits.

Defined Contribution Plan

Canadian non-unionized employees have the option to participate in the DC plan. The DC plan provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. In 2004, the net cost of this plan, which generally equals the employer’s required contribution, was $2.9 million (2003 – $3.1 million).

2004 Annual Report	73

Post-employment Restructuring Benefits

The Company accrues post-employment labour liabilities as part of its restructuring accruals (see Note 18) that are discounted at rates of 4.75 % and 6.75%. The labour portion of the Company’s accrued restructuring liability was as follows:

(in millions)	2004	2003

Change in liability:
Restructuring labour liability at January 1	$297.3	$239.7
Plan adjustment	(17.4)	124.0
Settlement gain	(19.0)	–
Interest cost	17.1	14.7
Benefits paid	(52.2)	(68.4)
Foreign currency changes	(6.1)	(12.7)

Restructuring labour liability at December 31	219.7	297.3

Unfunded restructuring labour amount	(219.7)	(297.3)
Unamortized net transitional amount	(50.0)	(60.9)

Accrued restructuring labour liability on the Consolidated Balance Sheet	$(269.7)	$(358.2)

21.  STOCK-BASED COMPENSATION

At December 31, 2004, the Company had several stock-based compensation plans, including a stock option plan, tandem SARs, a DSU plan and an employee stock savings plan. These plans resulted in a compensation cost in 2004 of $25.0 million (2003 – $15.8 million; 2002 – $7.4 million).

Replacement Options and SARs

Due to the reorganization of CPL in October 2001, all CPL employees who held CPL options at the date of the spin-off received in exchange for their CPL options fully-vested replacement options and SARs in the spun-off companies, according to the reorganization ratio used for Common Shares. The exercise price of the CPL options and SARs was allocated among the replacement options and SARs of each of the spun-off companies based on a formula using the weighted average trading price of the spun-off companies for their first 10 days of trading.

By agreement between CPRL and its former affiliates, the difference between the strike price and the exercise price of SARs of the former affiliates held by CPRL employees is recognized as an expense by CPRL. The difference between the strike price and the exercise price of CPRL SARs held by employees of the former affiliates is recovered from the former affiliates.

SARs are attached to 50 % of the options and there is a one-to-one cancellation ratio between those options and SARs.

Stock Option Plans and SARs

Under the Company’s stock option plans, options are granted to eligible employees and all Directors to purchase Common Shares of the Company at a price equal to the market value of the shares at the grant date. In the fourth quarter of 2003, the Company prospectively adopted the fair value-based approach to accounting for stock-based compensation for options issued for years beginning in 2003. Beginning in 2003, compensation expense is recognized for stock options over their vesting period based on their estimated fair values on the dates of grant, as determined by the Black-Scholes option pricing model. Options granted between January 1 and December 31, 2002, are not recorded at fair value and, as such, no compensation expense has been recorded for these options. Additional fair value disclosure on these options is included in “Additional Fair Value Disclosure”.

74	2004 Annual Report

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

At December 31, 2004, there were 3,213,843 (2003 – 4,870,699; 2002 – 6,373,659) Common Shares available for the granting of future options under the stock option plans, out of the 11,500,000 Common Shares currently authorized.

With the granting of options, employees may be simultaneously granted SARs equivalent to one-half the number of regular options granted. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the exercise date of the SAR over the related option exercise price. On an ongoing basis, a liability for SARs is accrued on the incremental change in the market value of the underlying stock and amortized to income over the vesting period. SARs may be exercised no earlier than two years and no later than 10 years after the grant date.

Where an option granted is a tandem award, the holder can choose to exercise an option or a SAR of equal intrinsic value.

The following is a summary of the Company’s fixed stock option plan as of December 31:

	2004		2003
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,226,674	$28.20	4,873,791	$26.61
New options granted	1,741,400	32.50	1,649,580	31.48
Exercised	(131,450)	19.33	(150,077)	13.45
Forfeited/cancelled	(83,494)	28.63	(144,210)	27.69
Expired	(1,050)	9.83	(2,410)	10.20

Outstanding, December 31	7,752,080	$29.32	6,226,674	$28.20

Options exercisable at December 31	1,422,398	$24.60	908,209	$20.96

At December 31, 2004, the details of the stock options outstanding were as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
	Number of	average years	average	Number of	average
Range of exercise prices	options	to expiration	exercise price	options	exercise price

$11.11 – $14.61	322,163	4	$14.01	322,163	$14.01
$15.61 – $18.96	146,152	3	$16.84	146,152	$16.84
$27.62 – $36.64	7,283,765	8	$30.24	954,083	$29.37

Total	7,752,080	7	$29.32	1,422,398	$24.60

2004 Annual Report	75

Deferred Share Unit Plan

The Company established the DSU plan as a means to compensate and assist in attaining share ownership targets set for certain key employees and Directors. A DSU entitles the holder to receive, upon redemption, a cash payment equivalent to the market value of a Common Share at the redemption date. DSUs vest over various periods of up to 36 months and are only redeemable for a specified period after employment is terminated.

Key employees may choose to receive DSUs in lieu of cash payments for certain incentive programs. In addition, when acquiring Common Shares to meet share ownership targets, key employees may be granted a matching number of DSUs up to 33 % of the shares and DSUs acquired during the first six months after becoming eligible under the plan and, thereafter, up to 25%. Key employees have five years to meet their ownership targets.

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. At December 31, 2004, there were 291,693 (2003 – 238,690) DSUs outstanding. In 2004, 11,355 (2003 – 8,594) DSUs were redeemed.

Employee Share Purchase Plan

In October 2001, the Company created an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed over the one-year vesting period. Under the plan, the Company matches $1 for every $3 contributed by employees at any time. All employees have the opportunity to participate in the program to a maximum of 6 % of annual salary.

The Company contributed $1,000 (US$650) for the first $1,000 contributed by each employee who enrolled in the plan prior to December 31, 2001.

At December 31, 2004, there were 10,289 (2003 – 9,072; 2002 – 9,746) participants in the plan. The total number of shares purchased in 2004 on behalf of participants, including the Company contribution, was 349,236 (2003 – 652,040; 2002 – 1,023,624) shares. In 2004, the Company’s contributions totalled $6.8 million (2003 – $6.7 million; 2002 – $11.3 million).

Additional Fair Value Disclosure

The issuance or exercise of stock options authorized by CPR’s stock compensation plan between January 1 and December 31, 2002, does not result in a charge to income when the exercise price equals the market price of the stock on the grant date, while an expense for SARs is recognized over the vesting period on the incremental change in the market value of the underlying stock between reporting periods. Had CPR used the fair value method, the fair value of options granted would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR’s pro forma basis net income and earnings per share would have been as follows:

		2004	2003	2002
			(Restated -	(Restated -
			see Note 2)	see Note 2)

Net income (in millions)	As reported	$413.0	$401.3	$487.5
	Pro forma	$411.0	$399.2	$484.5
Basic earnings per share (in dollars)	As reported	$2.60	$2.53	$3.08
	Pro forma	$2.59	$2.52	$3.06
Diluted earnings per share (in dollars)	As reported	$2.60	$2.52	$3.06
	Pro forma	$2.58	$2.51	$3.04

76	2004 Annual Report

Under the fair value method, the fair value of options at the grant date was $9.5 million for options issued in 2004 (2003 – $9.5 million) and the pro forma value at the grant date was $8.4 million for options issued in 2002. The weighted average fair value assumptions were approximately:

	2004	2003	2002

Expected option life (years)	4.50	4.41	4.41
Risk-free interest rate	4.15%	4.14%	4.45%
Expected stock price volatility	28%	30%	30%
Expected annual dividends per share	$0.50	$0.50	$0.51
Weighted average fair value of options granted during the year	$8.04	$8.49	$7.88

22.  COMMITMENTS AND CONTINGENCIES

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2004, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

In the fourth quarter of 2004, CPR recorded a charge for environmental remediation at a specific property (see Note 3). The estimated cost of remediation may change as new information becomes available or new developments occur.

At December 31, 2004, the Company had committed to future capital expenditures amounting to $577.3 million for years 2005 to 2018.

At December 31, 2004, the Company had a committed unused line of credit of $545.0 million available for short-term and long-term financing, repayable five years after signing and prepayable at the Company’s option. The interest rate varies based on bank prime, Bankers’ Acceptances or the London InterBank Offered Rate.

Minimum payments under operating leases were estimated at $633.8 million in aggregate, with annual payments in each of the five years following 2004 of (in millions): 2005 – $146.7; 2006 – $123.2; 2007 – $92.7; 2008 – $69.4; 2009 – $43.0.

Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:

•	residual value guarantees on operating lease commitments of $218.9 million at December 31, 2004;

•	guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

•	indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to pay other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2004, these accruals amounted to $8.3 million (2003 – $9.0 million).

2004 Annual Report	77

Indemnifications

Pursuant to a trust and custodial services agreement between the Company and the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims, liabilities, etc., arising prior to the termination or expiry. At December 31, 2004, the Company had not recorded a liability associated with this indemnification, as the Company does not expect to make any payments pertaining to it.

Pursuant to the bylaws of CPRL, all current and former Directors and Officers of the Company are indemnified by the Company. CPR carries a directors and officers liability insurance policy subject to a maximum coverage limit and certain deductibles in cases where a Director or Officer is reimbursed by CPR for any loss covered by the policy.

23.  SEGMENTED INFORMATION

Operating Segment

The Company operates in only one operating segment: rail transportation. The financial information presented at this level is used by management for decision making.

At December 31, 2004, one customer comprised 11.7 % of total revenues. At December 31, 2004, accounts receivable from this customer represented 12.4 % of CPR’s total accounts receivable. At December 31, 2003 and 2002, no customer’s revenues were greater than 10 % of total revenues.

Geographic Information

(in millions)	Canada	United States	Total

2004
Revenues	$2,926.7	$976.2	$3,902.9
Net properties	$6,832.8	$1,560.7	$8,393.5
2003
Revenues	$2,683.9	$976.8	$3,660.7
Net properties (Restated – see Note 2)	$6,603.6	$1,616.0	$8,219.6
2002
Revenues	$2,607.5	$1,058.1	$3,665.6
Net properties (Restated – see Note 2)	$6,150.9	$2,001.9	$8,152.8

The Company’s accounts have been adjusted to reflect an accounting basis that is more comparable with that employed by other Class 1 railways in North America. The railway’s principal subsidiaries present unconsolidated financial statements in accordance with generally accepted accounting practices for railways as prescribed in the regulations of the Canadian Transportation Agency in Canada and the Surface Transportation Board in the United States.

The condensed income statement and balance sheet information, which follows, is for the Canadian operations and has been prepared in accordance with the Uniform Classification of Accounts issued by the Canadian Transportation Agency in Canada. The changes required to consolidate the Canadian operations are identified as consolidating entries with the exception of amounts adjusting current assets and liabilities, which are eliminations of inter-company balances between countries.

78	2004 Annual Report

Consolidating Information – 2004

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$2,923.6	$976.2	$–	$3.1	$3,902.9
Operating expenses	2,449.2	876.0	0.2	(139.1)	3,186.3

Operating income (loss)	474.4	100.2	(0.2)	142.2	716.6
Interest and other charges	225.7	38.8	(14.1)	4.3	254.7
Foreign exchange (gain) loss on long-term debt	(114.1)	–	31.7	(12.0)	(94.4)
Income taxes	97.0	19.8	0.7	25.8	143.3

Net income (loss)	$265.8	$41.6	$(18.5)	$124.1	$413.0

Current assets	$848.1	$205.0	$5.1	$(66.2)	$992.0
Net properties	5,182.0	1,552.5	–	1,659.0	8,393.5
Other long-term assets	1,060.1	81.1	403.4	(430.3)	1,114.3

Total assets	$7,090.2	$1,838.6	$408.5	$1,162.5	$10,499.8

Current liabilities	$1,065.7	$278.7	$9.5	$(65.7)	$1,288.2
Long-term liabilities	4,122.6	1,025.9	–	80.7	5,229.2
Shareholders’ equity	1,901.9	534.0	399.0	1,147.5	3,982.4

Total liabilities and shareholders’ equity	$7,090.2	$1,838.6	$408.5	$1,162.5	$10,499.8

Consolidating Information – 2003 (Restated – see Note 2)

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$2,681.0	$976.8	$–	$2.9	$3,660.7
Operating expenses	2,374.3	943.4	–	(142.6)	3,175.1

Operating income	306.7	33.4	–	145.5	485.6
Interest and other charges	225.9	26.5	(4.6)	4.4	252.2
Foreign exchange (gain) loss on long-term debt	(208.2)	(31.5)	52.6	(22.4)	(209.5)
Income taxes	(14.9)	(15.7)	0.1	72.1	41.6

Net income (loss)	$303.9	$54.1	$(48.1)	$91.4	$401.3

Current assets	$606.6	$221.3	$3.2	$(106.9)	$724.2
Net properties	5,105.1	1,567.0	–	1,547.5	8,219.6
Other long-term assets	926.3	91.8	–	(5.2)	1,012.9

Total assets	$6,638.0	$1,880.1	$3.2	$1,435.4	$9,956.7

Current liabilities	$756.7	$304.1	$(0.7)	$(105.5)	$954.6
Long-term liabilities	4,260.1	609.2	(1.1)	479.3	5,347.5
Shareholders’ equity	1,621.2	966.8	5.0	1,061.6	3,654.6

Total liabilities and shareholders’ equity	$6,638.0	$1,880.1	$3.2	$1,435.4	$9,956.7

2004 Annual Report	79

Consolidating Information – 2002 (Restated – see Note 2)

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$2,607.5	$1,058.1	$–	$–	$3,665.6
Operating expenses	2,078.8	887.5	–	(144.7)	2,821.6

Operating income	528.7	170.6	–	144.7	844.0
Interest and other charges	240.7	29.8	(6.5)	–	264.0
Foreign exchange (gain) loss on long-term debt	(15.5)	–	2.1	–	(13.4)
Income taxes	18.3	42.3	0.2	45.1	105.9

Net income	$285.2	$98.5	$4.2	$99.6	$487.5

Current assets	$663.1	$310.2	$2.0	$(66.0)	$909.3
Net properties	4,991.8	1,959.7	–	1,201.3	8,152.8
Other long-term assets	520.0	82.1	0.1	–	602.2

Total assets	$6,174.9	$2,352.0	$2.1	$1,135.3	$9,664.3

Current liabilities	$1,242.0	$325.1	$(0.6)	$(68.7)	$1,497.8
Long-term liabilities	3,835.0	734.3	(1.3)	230.2	4,798.2
Shareholders’ equity	1,097.9	1,292.6	4.0	973.8	3,368.3

Total liabilities and shareholders’ equity	$6,174.9	$2,352.0	$2.1	$1,135.3	$9,664.3

24. RECLASSIFICATION

Certain prior years’ figures have been reclassified to conform with the presentation adopted for 2004.

25. SUPPLEMENTARY DATA

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with GAAP in Canada. The material differences between Canadian and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s Statement of Consolidated Income and Consolidated Balance Sheet. Certain additional disclosures required under U.S. GAAP have not been provided, as permitted by the Securities and Exchange Commission.

Accounting for Derivative Instruments and Hedging

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline No.13 “Hedging Relationships” (“AcG 13”), which harmonizes the documentation standards for financial instruments and hedging with U.S. GAAP. Under both Canadian and U.S. GAAP, gains or losses are included in the income statement when the hedged transaction occurs. However, under U.S. GAAP, the ineffective portion of a hedging derivative is immediately recognized in income and changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded as a component of accumulated other comprehensive income. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in income along with adjustments to the hedged item. Under Canadian GAAP, derivative instruments that qualify as hedges are not recorded on the balance sheet. Under U.S. GAAP, all derivative instruments are recognized on the balance sheet at fair value. Gains and losses on derivatives meeting hedge accounting requirements are deferred and recognized when the hedged transaction occurs.

80	2004 Annual Report

Pensions and Post-retirement Benefits

The CICA Section 3461 “Employee Future Benefits” requires amortization of net actuarial gains and losses only if the unamortized portion of these gains and losses exceeds 10 % of the greater of the benefit obligation and the market-related value of the plan assets (“the corridor”). This harmonizes the Canadian GAAP treatment with U.S. Financial Accounting Standards Board (“FASB”) Statement No. 87 “Employers’ Accounting for Pensions” (“FASB 87”) and FASB Statement No. 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” (“FASB 106”).

Prior to January 1, 2000, all actuarial gains and losses were amortized under Canadian GAAP. Upon transition to the CICA Section 3461 effective January 1, 2000, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset, which is being amortized to income over approximately 12 years. This created a difference compared with U.S. GAAP in 2004, 2003 and 2002, under which prior service costs continued to be amortized over the expected average remaining service period and all other net gains accumulated prior to January 1, 2000, fell within the corridor. In 2004, the difference was reduced due to amortization of losses outside the corridor for Canadian GAAP (see Note 20).

Post-employment Benefits

Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the new policy requires amortization of actuarial gains and losses only if they fall outside of the corridor. Under FASB Statement No. 112 “Employers’ Accounting for Post-employment Benefits” (“FASB 112”), such gains and losses are included immediately in income.

Termination and Severance Benefits

Termination and severance benefits are also covered by the CICA Section 3461 and the CICA Accounting Standard, Emerging Issues Committee 134 “Accounting for Severance and Termination Benefits” (“EIC 134”). Upon transition to the CICA Section 3461 effective January 1, 2000, a net transitional asset was created and is being amortized to income. Under U.S. GAAP, the expected benefits were not accrued and are expensed when paid.

Stock-based Compensation

Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the CPL corporate reorganization (see Note 21), CPL underwent an equity restructuring, which resulted in replacement options in new CPRL stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP does not require the revaluation of these options. The Company adopted on a prospective basis effective January 2003 the CICA Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires companies to account for stock options at their fair value. Concurrently, the Company elected to adopt the fair value option under FASB Statement No. 123 “Accounting for Stock-based Compensation” (“FASB 123”).

Internal Use Software

Under the American Institute of Certified Public Accountants Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, certain costs, including preliminary project phase costs, are required to be expensed as incurred. These costs are capitalized under Canadian GAAP.

2004 Annual Report	81

Capitalization of Interest

The Company expenses interest related to capital projects undertaken during the year. FASB Statement No. 34 “Capitalization of Interest Cost” (“FASB 34”) requires these interest costs to be capitalized.

Income Taxes

Effective January 1, 2000, the Company adopted retroactively without restatement the CICA Section 3465 “Future Income Taxes”. This policy, which requires the use of the liability method, is effectively identical to FASB Statement No. 109 “Accounting for Income Taxes” (“FASB 109”), thus eliminating prior-year differences. Canadian GAAP requires the use of substantively enacted tax rates for the calculation of future income taxes, whereas under FASB 109 only enacted tax rates can be used. In the period 2000 to 2002, reduced income tax rates were substantively enacted in Canada, for which, under U.S. GAAP, the benefit could not be recognized until the rate changes were enacted. In 2003, the tax rates in Canada were enacted, eliminating any tax rate difference between Canadian and U.S. GAAP.

Comprehensive Income

FASB Statement No. 130 “Reporting Comprehensive Income” (“FASB 130”) requires disclosure of the change in equity from transactions and other events related to non-owner sources during the period. Canadian GAAP does not require similar presentation. In 2004 and the comparative periods presented, other comprehensive income arose from foreign currency translation on the net investment in self-sustaining foreign subsidiaries, foreign currency translation related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, minimum pension liability and derivative instrument adjustments.

Assets Purchased Through Conditional Sales Agreements

The Company acquired rail cars through lease agreements, which included conditional sales agreements and a put option to sell the assets to a third party in the future. Under Canadian GAAP prior to 2003, this transaction met the accounting guidelines for an operating lease and had been accounted for as such. Under U.S. GAAP, FASB Statement No. 13 “Accounting for Leases” (“FASB 13”) states that conditional sales agreements must be accounted for as capital leases.

Effective April 1, 2003, the Company early adopted on a prospective basis the CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG 15”), which harmonizes with FASB Interpretation No. 46 “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51” (“FIN 46”). Under AcG 15, when the majority equity owner of a VIE holds an equity ownership representing less than 10 % of the total assets of the VIE, the primary beneficiary of the VIE is required to consolidate the VIE. The Company has one VIE, which holds rail cars previously acquired through a conditional sales agreement, of which it is the primary beneficiary, thus meeting the criteria for consolidation. There is no difference in treatment between U.S. GAAP and Canadian GAAP after April 1, 2003.

Impairment or Disposal of Long-lived Assets

On January 1, 2002, the Company adopted FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (“FASB 144”). FASB 144 supersedes FASB Statement No. 121 “Accounting for the Impairment of Long-lived Assets to be Disposed of” (“FASB 121”). FASB 144 applies to all long-lived assets and, consequently, amends Accounting Principles Board Opinion No. 30 “Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The CICA Section 3063 “Impairment of Long-lived Assets”, which is effective for fiscal years beginning on or after April 1, 2003, harmonized the Canadian treatment with the FASB standard. The Company prospectively adopted the CICA Section 3063 in 2003.

82	2004 Annual Report

Additional Minimum Pension Liability

Under Canadian GAAP, there is no requirement to set up a minimum pension liability based on an annual funding test. In accordance with FASB Statement No. 87 “Employers’ Accounting for Pensions” (“FASB 87”), an additional minimum pension liability is required for underfunded plans representing the excess of unfunded accumulated benefit obligation over previously recorded pension cost liabilities. The increase in liabilities is charged directly to shareholders’ equity, net of related deferred income taxes.

Offsetting Contracts

FASB Financial Interpretation No. 39 “Offsetting of Amounts Relating to Certain Contracts” (“FIN 39”) does not allow netting of assets and liabilities among three parties. In 2003, the Company and one of its subsidiaries entered into a contract with a financial institution. Under Canadian GAAP, offsetting amounts with the same party and with a legal right to offset are set off against each other.

Asset Retirement Obligations

In June 2001, FASB issued Statement No. 143 “Accounting for Asset Retirement Obligations” (“FASB 143”), which requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset’s useful life. FASB 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted FASB 143 effective January 1, 2003, under U.S. GAAP. The CICA Section 3110 “Asset Retirement Obligations”, which was adopted effective January 1, 2004, harmonized with FASB 143, except that, on adoption, prior years were retroactively restated for Canadian GAAP, whereas a cumulative catchup adjustment was recorded for U.S. GAAP.

Future Accounting Changes

In December 2004, FASB issued a revision to Statement No. 123 “Accounting for Stock-based Compensation” (“FAS 123R”). FAS 123R requires use of an option-pricing model to fair value, at the grant date, stock options issued to employees. This will harmonize with CICA Accounting Standard 3870 “Stock-based Compensation and Other Stock-based Payments”, which CPR prospectively adopted in January 2003. There is no impact on CPR of adopting FAS 123R because CPR elected to adopt the fair value option under FASB Statement No. 123 “Accounting for Stock-based Compensation” concurrently with the adoption of Section 3870 in January 2003.

Statement of Cash Flows

There are no material differences in the Statement of Consolidated Cash Flows under U.S. GAAP, except that “Cash used in investing activities” and “Cash from financing activities” would have been $150.5 million higher in 2003 due to the U.S. and Canadian GAAP difference for offsetting contracts arising from FIN 39 described in “Offsetting Contracts”.

2004 Annual Report	83

Comparative Income Statement

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

	2004	2003	2002
		(Restated –	(Restated –
(in millions)		see Note 2)	see Note 2)

Net income – Canadian GAAP	$413.0	$401.3	$487.5
Increased (decreased) by:
Pension costs	(0.3)	(44.2)	(44.8)
Post-retirement benefits	8.6	8.6	8.3
Post-employment benefits	(0.3)	(6.2)	(0.5)
Termination and severance benefits	(9.1)	(10.3)	(14.7)
Internal use software – additions	(6.4)	(9.9)	(9.9)
Internal use software – depreciation	5.4	4.4	3.5
Conditional sales agreements	–	0.8	(1.1)
Asset retirement obligations	–	–	12.5
Stock-based compensation	(1.8)	(4.2)	(6.2)
(Loss) gain on ineffective portion of hedges	(16.1)	25.4	–
Capitalized interest – additions	4.2	5.1	5.7
Capitalized interest – depreciation	(3.7)	(3.6)	(3.5)
Future (deferred) income tax recovery on the above items	6.7	14.2	18.8

Income, before cumulative catch-up adjustment – U.S. GAAP	400.2	381.4	455.6
Cumulative catch-up adjustment on adoption of FASB 143, net of tax	–	(23.5)	–

Net income – U.S. GAAP	$400.2	$357.9	$455.6
Other comprehensive income:
Unrealized foreign exchange (loss) gain on net investment in self-sustaining U.S. subsidiaries	(50.6)	(188.6)	(8.3)
Unrealized foreign exchange gain on designated net investment hedge (net of tax)	40.3	147.2	8.3
Other changes in foreign currency translation adjustment	–	–	(3.2)
Minimum pension liability adjustment	20.8	(177.7)	(394.0)
Change in fair value of derivative instruments	39.5	13.6	25.9
Gain on derivative instruments realized in net income	(26.0)	(4.2)	–
Future (deferred) income tax (expense) recovery on the above items	(22.6)	55.4	149.0

Comprehensive income	$401.6	$203.6	$233.3

Earnings per share – U.S. GAAP
Basic earnings per share	$2.52	$2.26	$2.87

Diluted earnings per share	$2.51	$2.25	$2.86

Basic earnings per share, before cumulative catch-up adjustment	$2.52	$2.41	$2.87

Diluted earnings per share, before cumulative catch-up adjustment	$2.51	$2.40	$2.86

84	2004 Annual Report

A summary of operating income resulting from Canadian and U.S. GAAP differences is as follows:

	2004	2003	2002
		(Restated –	(Restated –
(in millions)		see Note 2)	see Note 2)

Operating income
Canadian GAAP	$716.6	$485.6	$844.0
U.S. GAAP	$697.1	$419.9	$795.8

The differences between U.S. and Canadian GAAP operating income are itemized in the comparative net income reconciliation, excluding the effect of future income taxes.

2004 Annual Report	85

Consolidated Balance Sheet

Had the Consolidated Balance Sheet been prepared under U.S. GAAP, the differences would have been as follows (higher/(lower)):

	2004	2003
		(Restated –
(in millions)		see Note 2)

Assets
Long-term assets
Properties
Capitalized interest	$149.7	$149.2
Internal use software	(45.4)	(44.4)
Other assets and deferred charges
Pension	(213.5)	(213.2)
Minimum pension liability adjustment	(443.2)	(262.7)
Long-term receivable (FIN 39)	159.6	150.5
Derivative instruments	42.9	–

Total assets	$(349.9)	$(220.6)

Liabilities and shareholders’ equity
Long-term liabilities
Deferred liabilities
Termination and severance benefits	$(36.6)	$(45.7)
Post-retirement benefit liability	52.5	61.1
Post-employment benefit liability	19.1	18.8
Minimum pension liability adjustment	125.5	326.8
Derivative instruments	7.0	(37.0)
Long-term debt
Marked-to-market hedged portion of debt	8.8	8.4
Bank loan (FIN 39)	159.6	150.5
Future (deferred) income tax liability	(201.1)	(217.4)

Total liabilities	134.8	265.5
Shareholders’ equity
Share capital
Stock-based compensation	8.9	7.2
Contributed surplus
Stock-based compensation	12.3	12.2
Foreign currency translation adjustments	(77.0)	(88.0)
Retained income	(98.4)	(85.6)
Accumulated other comprehensive income
Foreign currency translation adjustments	15.9	26.2
Minimum pension liability adjustment	(361.6)	(364.5)
Derivative instruments (FASB 133)	15.2	6.4

Total liabilities and shareholders’ equity	$(349.9)	$(220.6)

86	2004 Annual Report

five-year summary

(in millions)	2004	2003(1)	2002(1)	2001(1)	2000(1)

Income Statement
Revenues
Freight
Grain	$668.2	$644.4	$631.4	$749.3	$755.2
Coal	530.3	444.0	442.5	474.1	387.8
Sulphur and fertilizers	460.0	417.4	401.3	380.7	425.8
Forest products	322.0	328.8	360.3	354.4	365.9
Industrial products	430.2	400.4	422.1	430.7	438.1
Intermodal	1,029.6	940.1	881.9	803.6	781.9
Automotive	288.5	304.2	332.4	303.9	305.4

	3,728.8	3,479.3	3,471.9	3,496.7	3,460.1
Other (2) (4)	174.1	181.4	193.7	201.9	195.0

Total revenues (2) (4)	3,902.9	3,660.7	3,665.6	3,698.6	3,655.1
Operating expenses
Compensation and benefits	1,259.6	1,163.9	1,143.4	1,133.0	1,157.0
Fuel	440.0	393.6	358.3	403.5	409.8
Materials	178.5	179.2	168.7	182.5	215.3
Equipment rents	218.5	238.5	255.4	275.0	267.0
Depreciation	407.1	372.3	340.2	326.4	298.9
Purchased services and other	610.7	583.6	555.6	550.1	472.4

Total operating expenses, before other specified items (2) (4)	3,114.4	2,931.1	2,821.6	2,870.5	2,820.4

Operating income, before other specified items (2) (4)	788.5	729.6	844.0	828.1	834.7
Other charges, before foreign exchange gains and losses on long-term debt and other specified items (2) (3) (4)	36.1	33.5	21.8	26.4	21.0
Interest expense	218.6	218.7	242.2	209.6	167.0
Income tax expense, before foreign exchange gains and losses on long-term debt and income tax on other specified items (2) (3) (4)	172.4	147.3	181.2	223.3	242.4

Income, before foreign exchange gains and losses on long-term debt and other specified items (2) (3) (4)	361.4	330.1	398.8	368.8	404.3

Foreign exchange gain (loss) on long-term debt (net of income tax) (3)	94.4	224.4	16.7	(48.2)	(39.2)
Other specified items (net of income tax) (2)	(42.8)	(153.2)	72.0	40.4	131.7

Net income	$413.0	$401.3	$487.5	$361.0	$496.8

2004 Annual Report	87

(1) Restated. Effective January 1, 2004, CPR adopted retroactively with restatement the Canadian Institute of Chartered Accountants’ new accounting standard for asset retirement obligations.
(2) Before other specified items as follows: For 2004, a $19.0-million reversal of a labour restructuring liability ($12.4 million after tax) and a $90.9-million special charge for environmental remediation ($55.2 million after tax); for 2003, a $215.1-million special charge for labour restructuring and asset impairment ($141.4 million after tax), $28.9 million for a loss on transfer of assets to an outsourcing firm ($18.4 million after tax), a $59.3-million favourable adjustment related to the revaluation of future income taxes, and an unfavourable impact of $52.7 million for an increase in future income taxes resulting from the repeal of previously legislated income tax reductions; for 2002, $72.0 million in income tax recoveries associated with a favourable court ruling related to prior years’ taxes; for 2001, $24.5 million ($13.9 million after tax) in spin-off related and incentive compensation charges, $17.2 million ($9.7 million after tax) in bridge financing fees related to the spin-off, and $64.0 million in income tax rate recoveries; and for 2000, $131.7 million in income tax recoveries associated with a decrease in Canadian federal income tax rates.
(3) Before foreign exchange gain (loss) on long-term debt as follows: For 2004, a $94.4-million ($94.4 million after tax) foreign exchange gain on long-term debt; for 2003, a $209.5-million ($224.4 million after tax) foreign exchange gain on long-term debt; for 2002, a $13.4-million ($16.7 million after tax) foreign exchange gain on long-term debt; for 2001, a $58.2-million ($48.2 million after tax) foreign exchange loss on long-term debt; and for 2000, a $32.1-million ($39.2 million after tax) foreign exchange loss on long-term debt.
(4) These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. CPR’s results, before foreign exchange gains and losses on long-term debt and other specified items as defined in this summary, are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding other specified items, the results better reflect ongoing operations at CPR.

shareholder information

COMMON SHARE MARKET PRICES

	2004		2003
Toronto Stock Exchange (Canadian dollars)	High	Low	High	Low

First Quarter	37.55	30.32	33.49	27.98
Second Quarter	33.10	29.36	33.58	29.78
Third Quarter	34.22	31.60	34.70	30.20
Fourth Quarter	41.55	32.45	38.65	31.92

Year	41.55	29.36	38.65	27.98

New York Stock Exchange (U.S. dollars)	High	Low	High	Low

First Quarter	29.13	22.65	21.68		18.98
Second Quarter	25.17	21.40	24.37		20.99
Third Quarter	26.25	23.83	25.11		21.96
Fourth Quarter	34.50	25.58	29.25		23.74

Year	34.50	21.40	29.25		18.98

Number of registered shareholders at year end					20,433
Market prices at year end
Toronto Stock Exchange				CDN$	41.10
New York Stock Exchange				US$	34.41

88	2004 Annual Report

SHAREHOLDER ADMINISTRATION

Common Shares

Computershare Trust Company of Canada, with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company of New York serves as co-transfer agent and co-registrar for the Common Shares in New York.

For information concerning dividends, lost share certificates and estate transfers, or for address and share registration changes, please contact the transfer agent and registrar toll-free within North America by phone at 1-877-427-7245 or fax at 1-866-249-7775; outside of North America by phone at 1-514-982-7555 or fax at 1-416-263-9524; by e-mail at service@computershare.com; or by writing to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario Canada M5J 2Y1

4 % CONSOLIDATED DEBENTURE STOCK

Inquiries with respect to the Canadian Pacific Railway 4 % Consolidated Debenture Stock should be directed as follows:

for stock denominated in U.S. Currency – The Bank of New York at 1-212-815-5213
or by e-mail at spertsev@bankofny.com;
and
for stock denominated in pounds sterling – BNY Trust Company of Canada at 1-416-933-8504 or by e-mail at mredway@bankofny.com.

MARKET FOR SECURITIES

The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto and New York stock exchanges. The Debenture Stock is listed on the London Stock Exchange (sterling) and on the New York Stock Exchange (U.S. currency).

TRADING SYMBOL

Common Shares – CP

DUPLICATE ANNUAL REPORTS

While every effort is made to avoid duplication, some Canadian Pacific Railway Limited registered shareholders may receive multiple copies of shareholder information, such as this Annual Report. Registered shareholders who wish to consolidate any duplicate accounts that are registered in the same name are requested to write to Computershare Trust Company of Canada.

DIRECT DEPOSIT OF DIVIDENDS

Registered shareholders are offered the option of having their Canadian and U.S. dollar dividends deposited directly into their personal bank accounts in Canada and the United States on the dividend payment dates. Shareholders may obtain a direct deposit enrolment form from Computershare Trust Company of Canada.

2004 Annual Report	89

CORPORATE GOVERNANCE

Canadian Pacific Railway’s Board of Directors and its management are committed to a high standard of corporate governance. They believe effective corporate governance calls for the establishment of processes and structures that contribute to the sound direction and management of the Corporation’s business, with a view to enhancing shareholder value.

A detailed description of CPR’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2005 Annual and Special Meeting of Shareholders.

GOVERNANCE LISTING STANDARDS

There are no significant differences between the corporate governance practices of Canadian Pacific Railway Limited or its wholly-owned subsidiary, Canadian Pacific Railway Company, and those set forth in the corporate governance listing standards (“Listing Standards”) of the New York Stock Exchange (“NYSE”).

PRESIDENT AND CHIEF EXECUTIVE OFFICER CERTIFICATION REGARDING COMPLIANCE WITH NYSE LISTING STANDARDS

The President and Chief Executive Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company has provided to the NYSE, at the time and in the format required by the NYSE, a certificate indicating that he is not aware of any violation by Canadian Pacific Railway Limited and Canadian Pacific Railway Company of the NYSE’s Listing Standards. In addition, the certifications of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company required by Section 302 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the Securities and Exchange Commission (“SEC”) thereunder, have been filed with the SEC as an exhibit to the Annual Report of Canadian Pacific Railway Limited and Canadian Pacific Railway Company on Form 40-F.

90	2004 Annual Report

DIRECTORS & COMMITTEES

Stephen E. Bachand (1) (2) (4)
Retired President and Chief Executive Officer
Canadian Tire Corporation, Limited
Ponte Vedra Beach, Florida

John E. Cleghorn, O.C., F.C.A. (1) (2) (5)
Chairman
SNC-Lavalin Group Inc.
Toronto, Ontario

Tim W. Faithfull (2) (3) (4)
Retired President and Chief Executive Officer
Shell Canada Limited
Oxford, England

James E. Newall, O.C. (2)
Chairman
Canadian Pacific Railway Limited, and
NOVA Chemicals Corporation
Calgary, Alberta

Dr. James R. Nininger (2) (3) (4)
Retired President and Chief Executive Officer
The Conference Board of Canada
Ottawa, Ontario

Madeleine Paquin (1) (2) (3)
President and Chief Executive Officer
Logistec Corporation
Montreal, Quebec

Michael E.J. Phelps, O.C. (2) (3) (4)
Chairman
Dornoch Capital Inc.
West Vancouver, British Columbia

Roger Phillips, O.C. (1) (2) (5)
Retired President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan

Robert J. Ritchie
President and Chief Executive Officer
Canadian Pacific Railway Limited
Calgary, Alberta

Michael W. Wright (1) (2) (4)
Retired Chairman of the Board and Chief Executive Officer
SUPERVALU INC.
Longboat Key, Florida

(1) Audit, Finance and Risk Management Committee
(2) Corporate Governance and Nominating Committee
(3) Environmental and Safety Committee
(4) Management Resources and Compensation Committee
(5) Pension Trust Fund Committee
(6) Management Executive Committee of Canadian Pacific Railway

SENIOR OFFICERS OF THE COMPANY

James E. Newall, O.C.
Chairman of the Board
Calgary, Alberta

Robert J. Ritchie (6)
President and Chief Executive Officer
Calgary, Alberta

Fred Green (6)
Executive Vice-President and Chief Operating Officer
Calgary, Alberta

Michael T. Waites (6)
Executive Vice-President and Chief Financial Officer,
   Chief Executive Officer U.S. Network
Municipal District of Rockyview, Alberta

Allen H. Borak (6)
Vice-President, Information Services
Calgary, Alberta

Paul Clark (6)
Vice-President, Communications and Public Affairs
Calgary, Alberta

Neal Foot (6)
Senior Vice-President, Operations
Calgary, Alberta

Paul A. Guthrie (6)
Vice-President, Law
Municipal District of Rockyview, Alberta

R. Andrew Shields (6)
Vice-President, Human Resources and Industrial Relations
Calgary, Alberta

Marcella M. Szel (6)
Senior Vice-President, Bulk Commodities
   and Government Affairs
Calgary, Alberta

W. Paul Bell
Vice-President, Investor Relations
Calgary, Alberta

J. Joseph Doolan
Vice-President and Treasurer
Municipal District of Rockyview, Alberta

Brian Grassby
Vice-President and Comptroller
Calgary, Alberta

Robert V. Horte
Corporate Secretary
Calgary, Alberta

2004 Annual Report	91

glossary of terms

Carloads revenue-generating shipments of containers, trailers and freight cars

CBP U.S. Customs and Border Protection

CBSA Canada Border Services Agency

CICA Canadian Institute of Chartered Accountants

CICA AcG Canadian Institute of Chartered Accountants Accounting Guidelines

Company, CPRL Canadian Pacific Railway Limited

CPR CPRL and its subsidiaries

C-TPAT CBP’s Customs-Trade Partnership Against Terrorism program

D&H Delaware and Hudson Railway Company, Inc., a wholly-owned indirect U.S. subsidiary of CPRL

DSOP CPRL’s Directors’ Stock Option Plan

EPS earnings per share

FOA Final Offer Arbitration pursuant to the provisions of the Canada Transportation Act

Foreign Exchange the value of the Canadian dollar relative to the U.S. dollar

FX on LTD foreign exchange gains and losses on long-term debt

GAAP Canadian generally accepted accounting principles

GTMs or gross ton-miles the movement of total train weight over a distance of one mile (total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives)

IOP CPR’s Integrated Operating Plan, the foundation for scheduled railway operations

LIBOR London Interbank Offered Rate

MD&A CPRL’s 2004 Management’s Discussion and Analysis

MSOIP CPRL’s Management Stock Option Incentive Plan

Operating Ratio the ratio of total operating expenses to total revenues

PIP CBSA’s Partners in Protection program

RTMs or revenue ton-miles the movement of one revenue-producing ton of freight over a distance of one mile

Soo Line Soo Line Railroad Company, a wholly-owned indirect U.S. subsidiary of CPRL

STB U.S. Surface Transportation Board

VACIS Vehicle and Cargo Inspection System installed at U.S.-Canada border crossings

WCB Workers’ Compensation Board

WTI West Texas Intermediate, a commonly used index for the price of a barrel of crude oil

92	2004 Annual Report

CPR is in a solid position and poised for an even better future. This is an exciting time for shippers, employees and shareholders.

We have a dynamic and robust bulk commodity franchise feeding into export position for Asia off the West Coast. We are increasing the profitability of our fast-growing intermodal franchise, leveraging CPR’s transcontinental reach and lines feeding into the Chicago hub from West and East coast ports. Our network of cross-border gateways and reload partners offer significant upside in CPR’s merchandise business.

CPR is reshaping its business lines. Service is improving, rail operations are becoming more fluid and productivity is climbing while demand continues to grow. As a result, CPR is commanding value for its service and increasing margins, and will drive more of its growth to the bottom line.

Bulk grain, coal, sulphur and
fertilizers for overseas and North
American markets

CPR has a strong portfolio of western-based bulk commodities, and commodity markets are healthy, with some showing unprecedented growth. We are continuing to strengthen our position as the low-cost bulk carrier, employing a highly efficient business model that contributes to overall network fluidity to generate room for more growth. Our formula includes:

•	Operating every train at maximum capacity and using higher capacity freight cars

•	Matching customer infrastructure and operations capacity to track capacity based on siding lengths

•	Powering up trains in winter using innovative approaches such as tail-end locomotives that enable CPR to run long, heavy trains even in adverse weather

•	Focusing the efforts of a new Grain Shipment Management Team on the elevator-to-port pipeline for improved fluidity, better equipment utilization and reduced empty car miles

•	Entering into co-production agreements and alliances with other railways that allow CPR to add more cars to each train across gateways

•	Making targeted infrastructure investments to expand capacity for continued growth

Intermodal consumer goods
shipped in containers that can
move by train, truck and ship

Business is divided evenly between domestic and import-export intermodal. CPR has virtually reinvented its intermodal product through initiatives such as MaxStax, generating major gains in productivity and greater fluidity. Our initiatives include:

•	Acquiring a new fleet of high-capacity double-stack freight cars

•	Using remote-control locomotives at mid-train or tail end to run long trains, regardless of terrain and weather

•	Extending sidings to accommodate long trains

•	Employing a West Coast container capacity allocation system to reduce demand volatility and balance import- export flows for improved fluidity

•	Redeploying assets to higher-margin markets from under-performing regional markets

•	Converting the truck trailer business to more efficient containers, which can be double-stacked

•	Co-locating customer distribution facilities with major intermodal terminals

•	Revising pricing strategies to reflect high demand in a tight-capacity market

•	A new Centralized Operations Group to maintain best practices across all facets of the intermodal business, maximize fluidity in terminals and enhance service

Merchandise forest, industrial
and automotive products that
move from and to many locations

CPR has modernized its fleet of merchandise freight equipment. Our focus now is on improving the fluidity of these assets and reducing costs by redesigning the business using elements of CPR’s successful bulk and intermodal models. Our new merchandise initiative, called MaxFlow, involves:

•	Simplifying the collection-and-delivery system, making greater use of road-rail reload facilities and reconfiguring shipments at customer locations to improve freight car turnaround and service consistency

•	Developing multi-reload facility ‘villages’

•	Operating longer, heavier trains to move more freight per train

•	Expanding CPR’s seamless alliances with other railways

•	Creating a centralized pricing team for fast response to new business opportunities

•	Targeting growth and pricing to reflect the value of network capacity

Areas of growth on CPR's western corridor in 2004

Edmonton
Vancouver
15 %
10 %
18 %
Saskatoon
Calgary
Kingsgate
Moose Jaw

Primary traffic categories by CPR corridor

- **western corridor:** grain, coal, sulphur, potash, forest and industrial products, intermodal
- **central corridor:** grain, coal, forest and industrial products, automotive, intermodal
- **southern corridor:** Canadian fertilizers, grain, industrial products, intermodal, U.S. agricultural products, coal
- **eastern corridor:** intermodal, automotive, forest and industrial products, roll-on/roll-off truck trailer service
- CPR route
- connections with major U.S. railways

Edmonton
North Vancouver
Vancouver
New Westminster
Golden
Huntingdon
Calgary
Saskatoon
Seattle
Medicine Hat
Regina
Kingsgate
Lethbridge
Coutts
Moose Jaw
Portland
WESTERN CORRIDOR
N. Portal
Portage La Prairie
Winnipeg
Minot
Emerson
Dryden
Thief River Falls
CENTRAL CORRIDOR
Thunder Bay
Quebec
Sudbury
Duluth/Superior
Glenwood
Montreal
Smiths Falls
SOUTHERN CORRIDOR
Minneapolis
St. Paul
EASTERN CORRIDOR
San Francisco
Guelph Jct.
Toronto
Albany
Buffalo
Binghamton
Boston
Milwaukee
Detroit
Windsor
Scranton
Sunbury
New York/Newark
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Allentown
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Denver
Baltimore
Washington D.C.
Indianapolis
Kansas City
St. Louis
Louisville
Los Angeles
Santa Fe
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Mexicali
Atlanta
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Presidios
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Austin
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Houston
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Brownsville
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Torreón
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Mexico City
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Lázaro Cárdenas
Coatzacoalcos

2005 Annual and Special Meeting of Shareholders

The Annual and Special Meeting of Shareholders will be held on Thursday, May 5, 2005, at the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, at 9 a.m. Mountain Time.

Shareholder Services

Shareholders who have inquiries or wish to obtain copies of the Corporation’s Annual Information Form may contact Shareholder Services at 1-866-861-4289 or 1-403-319-7538, or by e-mail at shareholder@cpr.ca, or by writing to:
Shareholder Services, Office of the Corporate Secretary,
Canadian Pacific Railway, Suite 920, Gulf Canada Square,
401 – 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4

Investor Relations

Financial information, including Canadian Pacific Railway’s Corporate Profile and Fact Book, is available on CPR’s Website at www.cpr.ca, or by e-mail at investor@cpr.ca, or by contacting: Paul Bell, Vice-President, Investor Relations,
Canadian Pacific Railway, Suite 500, Gulf Canada Square,
401 – 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4

Communications and Public Affairs

Paul Clark, Vice-President, Communications and Public Affairs, Canadian Pacific Railway, Suite 500, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4

Si vous désirez vous procurer la version française du présent rapport, veuillez vous adresser au : Vice-président exécutif et chef des services financiers, Canadian Pacific Railway, Suite 500, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta T2P 4Z4

Office of the Corporate Secretary
Suite 920 Gulf Canada Square
401 – 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171    Fax (403) 319-6770

Canadian Pacific Railway

March 7, 2005

Alberta Securities Commission

Dear Sirs:

EXHIBIT TO CANADIAN PACIFIC RAILWAY LIMITED CONSOLIDATED FINANCIAL
STATEMENTS FOR PERIOD ENDED DECEMBER 31, 2004

Pursuant to section 8.4 of National Instrument 44-102 Shelf Distributions, attached are updated earnings coverage calculations for the period ended December 31, 2004. This information is provided in connection with the filing by Canadian Pacific Railway Limited (“CPRL”) of its comparative consolidated financial statements for the twelve months ended December 31, 2004 and in relation to the base shelf prospectus of Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, dated May 6, 2004, relating to the offering by Canadian Pacific Railway Company of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency.

Yours truly,

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY

(signed) “Robert V. Horte”

Robert V. Horte
Corporate Secretary

UPDATED EARNINGS COVERAGE RATIOS

The following ratios are provided in connection with Canadian Pacific Railway Company’s base shelf prospectus, dated May 6, 2004, relating to the offering of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency, and are based on CPRL’s consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

Interest coverage ratios	December 31	December 31
(times)
	2004 (1)	2003 (1)

Interest coverage on long-term debt

Interest coverage on long-term debt before other specified items and foreign exchange on long-term debt	3.4	3.1

Interest coverage on long-term debt after other specified items and foreign exchange on long-term debt	3.5	3.0

Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.6	2.5

After the effect of future income taxes	2.2	2.1

(1) Effective January 1, 2004, CPRL adopted retroactively new accounting policies for asset retirement obligations as prescribed by Canadian GAAP. The coverages have been calculated based on restated results for periods prior to January 1, 2004.

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

To the Alberta Securities Commission

March 7, 2005

Dear Sirs

We refer to the short form prospectus of Canadian Pacific Railway Company dated May 6, 2004 relating to the sale and issue of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalency in any other currency (the “prospectus”).

We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report dated February 11, 2005 to the shareholders of Canadian Pacific Railway Limited on the following financial statements:

•	Balance sheets as at December 31, 2004 and December 31, 2003;
•	Statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2004.

We report that we have read the prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed by) PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF JULY 30, 2001

AND AMENDED AND RESTATED AS OF FEBRUARY 19, 2002

BETWEEN

CANADIAN PACIFIC RAILWAY LIMITED

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AS RIGHTS AGENT

SHAREHOLDER RIGHTS PLAN AGREEMENT

ARTICLE 1 – INTERPRETATION		1

1.1	Certain Definitions	1
1.2	Currency	12
1.3	Headings	12
1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	13
1.5	Acting Jointly or in Concert	13
1.6	Generally Accepted Accounting Principles	13

ARTICLE 2 – THE RIGHTS		13

2.1	Issue of Rights and Convertible Rights: Legend on Common Share Certificates	13
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	14
2.3	Adjustments to Exercise Price; Number of Rights	17
2.4	Date on Which Exercise Is Effective	21
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	21
2.6	Registration, Transfer and Exchange	21
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	22
2.8	Persons Deemed Owners of Rights	23
2.9	Delivery and Cancellation of Certificates	23
2.10	Agreement of Rights Holders	23
2.11	Rights Certificate Holder Not Deemed a Shareholder	24

ARTICLE 3 – ADJUSTMENTS TO THE RIGHTS		24

3.1	Flip-in Event	24

ARTICLE 4 – THE RIGHTS AGENT		26

4.1	General	26
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	26
4.3	Duties of Rights Agent	27
4.4	Change of Rights Agent	28

ARTICLE 5 – MISCELLANEOUS		29

5.1	Redemption and Waiver	29
5.2	Expiration	31
5.3	Issuance of New Rights Certificates	31
5.4	Supplements and Amendments	31
5.5	Fractional Rights and Fractional Shares	32
5.6	Rights of Action	33
5.7	Regulatory Approvals	33
5.8	Declaration as to Non-Canadian or Non-U.S. Holders	33
5.9	Notices	33
5.10	Costs of Enforcement	34
5.11	Successors	35
5.12	Benefits of this Agreement	35
5.13	Governing Law	35
5.14	Severability	35
5.15	Coming Into Effect	35
5.16	Reconfirmation	35
5.17	Determinations and Actions by the Board of Directors	36
5.18	Time of the Essence	36
5.19	Execution in Counterparts	36

ii

ARTICLE 6 – CONVERTIBLE RIGHTS		36

6.1	Convertible Share Certificates	36
6.2	Conversion of Convertible Rights	36
6.3	Persons Deemed Owners	36
6.4	Agreement of Convertible Rights Holders	37
	ATTACHMENT 1	38
	FORM OF ASSIGNMENT	40
	FORM OF ELECTION TO EXERCISE	41
	CERTIFICATE	42
	NOTICE	42

SHAREHOLDER RIGHTS PLAN AGREEMENT

                       MEMORANDUM OF AGREEMENT dated as of July 30, 2001 and amended and restated as of February 19, 2002 between Canadian Pacific Railway Limited (the ‘Corporation’), a corporation incorporated under the Canada Business Corporations Act and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the ‘Rights Agent’);

                       WHEREAS in connection with the completion of the Plan of Arrangement pursuant to the Arrangement Agreement, the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation to adopt, with effect on the Effective Date (as defined below), a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation;

                       AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

                       AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights and Convertible Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and Convertible Rights and other matters referred to herein;

                       AND WHEREAS the Board of Directors proposes that this Agreement be in place for a period of ten years, subject to the Agreement being reconfirmed by shareholders of the Corporation every three years;

                       AND WHEREAS pursuant to Section 5.4(a) of this Agreement the Board of Directors acting in good faith by resolution on February 19, 2002 made certain amendments to this Agreement and directed that this restatement of the agreement as so amended be executed and delivered for and on behalf of the Corporation;

                       NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 – INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	‘Acquiring Person’ means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares provided, however, that the term ‘Acquiring Person’ shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of (A) a Voting Share Reduction, (B) Permitted Bid Acquisitions, (C) an Exempt Acquisition or (D) Pro Rata Acquisitions; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C) or (D) above and such Person’s Beneficial Ownership of Voting Shares thereafter increases by more than 1.0% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an ‘Acquiring Person’;

(iii)	for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(g)(v) solely because such Person or the Beneficial Owner of such Voting Shares is making or has announced an intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, ‘Disqualification Date’ means the first date of public announcement that any Person is making or has announced an intention to make a Take-over Bid;

(iv)	an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Corporation; or

(v)	a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares of the Corporation that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition);

(b)	‘Affiliate’: when used to indicate a relationship with a Person means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)	‘Agreement’ means this shareholder rights plan agreement dated as of July 30, 2001 between the Corporation and the Rights Agent, as the same may be further amended or supplemented from time to time; ‘hereof’, ‘herein’, ‘hereto’ and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)	‘annual cash dividend’ means cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200 per cent of the aggregate amount of cash dividends declared payable by the Corporation (including any predecessor thereto) on its Common Shares in its immediately preceding fiscal year;

(ii)	300 per cent of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Corporation (including any predecessor thereto) on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100 per cent of the aggregate consolidated net income of the Corporation (including any predecessor thereto), before extraordinary items, for its immediately preceding fiscal year;

(e)	‘Arrangement Agreement’ means the Arrangement Agreement dated as of July 30, 2001 between Canadian Pacific Limited, Canadian Pacific Hotels & Resorts Inc., Canadian Pacific Railway Company, Canadian Pacific Railway Limited, CP Ships Holdings Inc., CP Ships Limited, FHR Investments Inc., Fording Inc., Fording Arrangement Inc., PanCanadian Petroleum Limited and PanCanadian Energy Corporation providing for the implementation of the Plan of Arrangement;

(f)	‘Associate’ means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

(g)	A Person shall be deemed the ‘Beneficial Owner’ of, and to have ‘Beneficial Ownership’ of, and to ‘Beneficially Own’,

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)	any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable immediately or within a period of 60 days, and whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; or

(iii)	any securities which are Beneficially Owned within the meaning of Clauses 1.1(g)(i) and (ii) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the ‘Beneficial Owner’ of, or to have ‘Beneficial Ownership’ of, or to ‘Beneficially Own’, any security:

(iv)	where such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement or is otherwise deposited to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v)	where such Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security provided that:

(A)	the ordinary business of any such Person (the ‘Investment Manager’) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a ‘Client’) including a non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable law;

(B)	such Person (the ‘Trust Company’) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an ‘Estate Account’) or in relation to other accounts (each an ‘Other Account’) and holds such security in the ordinary course of such duties for such Estate Account or for such Other Accounts;

(C)	such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the ‘Statutory Body’) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

(D)	such Person (the ‘Administrator’) is the administrator or trustee of one or more pension funds or plans (a ‘Plan’), or is a Plan, registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof; or

(E)	such Person (the ‘Crown Agent’) is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan or the Crown Agent, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities (x) pursuant to a distribution by the Corporation, (y) by means of a Permitted Bid or (z) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi)	where such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii)	where such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (C) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii)	where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(h)	‘Board of Directors’ means the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(i)	‘Business Day’ means any day other than a Saturday, Sunday or a day on which banking institutions in Calgary are authorized or obligated by law to close;

(j)	‘Canada Business Corporations Act’ means the Canada Business Corporations Act, R.S.C. 1985, C. 44, as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto;

(k)	‘Canadian Dollar Equivalent’ of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. – Canadian Exchange Rate in effect on such date;

(l)	‘Canadian – U.S. Exchange Rate’ means, on any date, the inverse of the U.S. – Canadian Exchange Rate in effect on such date;

(m)	‘close of business’ on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Calgary of the transfer agent for the Common Shares of the Corporation (or, after the Separation Time, the principal transfer office in Calgary of the Rights Agent) is closed to the public;

(n)	‘Common Shares’ means the common shares in the capital of the Corporation;

(o)	‘Competing Permitted Bid’ means a Take-over Bid that:

(i)	is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in Clause 1.1(nn)(ii)(A) of the definition of a Permitted Bid; and

(iii)	contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of: (A) the 60th day after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and (B) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid;

(p)	‘controlled’: a Person is ‘controlled’ by another Person or two or more other Persons acting jointly or in concert if:

(i)	in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)	in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and ‘controls’, ‘controlling’ and ‘under common control with’ shall be interpreted accordingly;

(q)	‘Convertible Right’ means a right to receive a Right upon the terms and subject to the conditions set forth in this Agreement;

(r)	‘Convertible Shares’ means the voting convertible shares in the capital of the Corporation, each of which is convertible into one Common Share of the Corporation, referred to in the Plan of Arrangement;

(s)	‘Co-Rights Agents’ has the meaning ascribed thereto in Subsection 4.1(a);

(t)	‘Disposition Date’ has the meaning ascribed thereto in Subsection 5.1(h);

(u)	‘Dividend Reinvestment Acquisition’ means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(v)	‘Dividend Reinvestment Plan’ means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities or holders of securities of a Subsidiary where such plan permits the holder to direct that some or all of:

(i)	dividends paid in respect of shares of any class of the Corporation or a Subsidiary;

(ii)	proceeds of redemption of shares of the Corporation or a Subsidiary;

(iii)	interest paid on evidences of indebtedness of the Corporation or a Subsidiary; or

(iv)	optional cash payments;

be applied to the purchase from the Corporation of Voting Shares;

(w)	‘Election to Exercise’ has the meaning ascribed thereto in Clause 2.2(d)(ii);

(x)	‘Effective Date’ means the date the Plan of Arrangement takes effect;

(y)	‘Exempt Acquisition’ means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a) or (h);

(z)	‘Exercise Price’ means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be 5 times the weighted average trading price of the Common Shares on The Toronto Stock Exchange on the Effective Date and the immediately following four consecutive trading days on The Toronto Stock Exchange;

(aa)	‘Expansion Factor’ has the meaning ascribed thereto in Clause 2.3(a)(x);

(bb)	‘Expiration Time’ means the close of business on that date which is the earlier of the date of termination of this Agreement pursuant to Section 5.15 or, if this Agreement is confirmed pursuant to Section 5.15, the date of termination of this Agreement pursuant to Section 5.16 or, if this Agreement is reconfirmed pursuant to Section 5.16, the close of business on the tenth anniversary following the Effective Date;

(cc)	‘Flip-in Event’ means a transaction or other event, including the occurrence of the Effective Date, in or pursuant to which any Person becomes an Acquiring Person;

(dd)	‘holder’ has the meaning ascribed thereto in Section 2.8;

(ee)	‘Independent Shareholders’ means holders of Voting Shares, other than:

(i)	any Acquiring Person;

(ii)	any Offeror (other than any Person who, by virtue of Clause 1.1(g)(v), is not deemed to Beneficially Own the Voting Shares held by such Person);

(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)	any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(ff)	‘Lock-up Agreement’ means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the ‘Locked-up Person’) who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror’s Take-over Bid or to any Take-over Bid made by any of the Offeror’s Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the ‘Subject Bid’) where the agreement:

(i)	permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that in either case will provide greater value to the Locked-up Person than the Subject Bid; or

(ii)	(a) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that contains an offering price for each Voting Share that exceeds by as much as or more than a specified amount (the ‘Specified Amount’) the offering price for each Voting Share contained in or proposed to be contained in the Subject Bid; and (b) does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Subject Bid;

and, for greater clarity, an agreement may contain a right of first refusal or require a period of delay to give an offeror an opportunity to match a higher price in another Take-over Bid or other similar limitation on a Locked-up Person as long as the Locked-up Person can accept another bid or tender to another transaction;

(gg)	‘Market Price’ per share of any securities on any date of determination means the average of the daily closing prices per share of the securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of the securities as reported by the principal Canadian stock exchange (as determined by volume of trading) on which the securities are listed or admitted to trading;

(ii)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on the date, the average of the closing bid and asked prices for each of the securities as reported by the principal national United States securities exchange (as determined by volume of trading) on which the securities are listed or admitted to trading;

(iii)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of the securities in the over-the-counter market, as quoted by any recognized reporting system then in use; or

(iv)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any reporting system, the average of the closing bid and asked prices as furnished by a recognized professional market maker making a market in the securities;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of the securities on such date means the fair value per share of the securities on such date as determined by an internationally recognized investment dealer or investment banker; provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof has caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on that date at the Canadian Dollar Equivalent thereof;

(hh)	‘1933 Securities Act’ means the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ii)	‘1934 Exchange Act’ means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(jj)	‘Nominee’ has the meaning ascribed thereto in Subsection 2.2(c);

(kk)	‘Offer to Acquire’ includes:

(i)	an offer to purchase or a solicitation of an offer to sell Voting Shares; and

(ii)	an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ll)	‘Offeror’ means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(mm)	‘Offeror’s Securities’ means Voting Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire;

(nn)	‘Permitted Bid’ means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid:

(A)	prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid; and

(B)	only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause 1.1(nn)(ii)(A) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Clause 1.1(nn)(ii)(B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

(oo)	‘Permitted Bid Acquisition’ means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(pp)	‘Person’ includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization, syndicate, governmental entity or other entity;

(qq)	‘Plan of Arrangement’ means the Plan of Arrangement set forth as Appendix A to the Arrangement Agreement;

(rr)	‘Pro Rata Acquisition’ means an acquisition by a Person of Voting Shares pursuant to:

(i)	a Dividend Reinvestment Acquisition;

(ii)	a stock dividend, stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(iii)	the acquisition or the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; or

(iv)	a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(ss)	‘Record Time’ means the time at which Common Shares are first issued under the Plan of Arrangement;

(tt)	‘Right’ means a right to purchase a Common Share of the Corporation upon the terms and subject to the conditions set forth in this Agreement;

(uu)	‘Rights Certificate’ means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(vv)	‘Rights Register’ has the meaning ascribed thereto in Subsection 2.6(a);

(ww)	‘Securities Act (Alberta)’ means the Securities Act, S.A. 1991, c.S-6.1, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(xx)	‘Separation Time’ means the close of business on the tenth Trading Day after the earlier of:

(i)	the Stock Acquisition Date;

(ii)	the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in this Clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and

(iii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

(yy)	‘Stock Acquisition Date’ means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 141 of the Securities Act (Alberta) or Section 13(d) of the 1934 Exchange Act by the Corporation or an Acquiring Person that an Acquiring Person has become such;

(zz)	‘Subsidiary’: a corporation is a Subsidiary of another corporation if:

(i)	it is controlled by:

(A)	that other; or

(B)	that other and one or more corporations, each of which is controlled by that other; or

(C)	two or more corporations, each of which is controlled by that other; or

(ii)	it is a Subsidiary of a corporation that is that other’s Subsidiary;

(aaa)	‘Take-over Bid’ means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(bbb)	‘Trading Day’, when used with respect to any securities, means a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(ccc)	‘U.S.-Canadian Exchange Rate’ means, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(ddd)	‘U.S. Dollar Equivalent’ of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of the amount determined by multiplying the amount by the Canadian-U.S. Exchange Rate in effect on such date;

(eee)	‘Voting Share Reduction’ means an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding; and

(fff)	‘Voting Shares’ means the Common Shares of the Corporation and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors.

1.2	Currency

                       All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings

                       The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

                       For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

	A	=	the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

	B	=	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person.

1.5	Acting Jointly or in Concert

                       For the purposes hereof, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first Person or any Affiliate thereof, acquires or offers to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6	Generally Accepted Accounting Principles

                       Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2 – THE RIGHTS

2.1	Issue of Rights and Convertible Rights: Legend on Common Share Certificates

(a)	One Right shall be issued on the Effective Date in respect of each Common Share of the Corporation issued under the Plan of Arrangement (the time of issue of such Rights being herein called the “Record Time”) and one Right shall be issued in respect of each

Common Share of the Corporation issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

(b)	One Convertible Right shall be issued on the Effective Date in respect of each Convertible Share issued under the Plan of Arrangement.

(c)	Certificates representing Common Shares which are issued at and after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (defined in the Agreement below), this certificate also evidences the holder’s rights described in a Shareholder Rights Plan Agreement dated as of July 30, 2001 (the ‘Agreement’) between Canadian Pacific Railway Limited and Computershare Trust Company of Canada, as amended, the terms of which are incorporated herein and a copy of which is available on demand without charge. Under certain circumstances set out in the Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)	Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Common Share of the Corporation registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of the Corporation.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares of the Corporation.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a ‘Nominee’)), and to each holder of Convertible Shares (other than an Acquiring Person or the Nominee of an Acquiring Person) at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)	a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(y)	a disclosure statement prepared by the Corporation describing the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares or Convertible Shares of the Corporation held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)	Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)	the Rights Certificate evidencing such Rights;

(ii)	an election to exercise such Rights (an ‘Election to Exercise’) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)	payment by certified cheque, banker’s draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)	requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares in accordance with Subsection 5.5(b);

(iii)	after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)	tender to the Corporation all payments received on exercise of Rights.

(f)	In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)	take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)	take all such action as may be necessary and within its power to comply with the requirements of the Canada Business Corporations Act, the Securities Act (Alberta), the securities laws or comparable legislation of each of the provinces of Canada, the 1933 Securities Act and the 1934 Exchange Act and the rules and regulations thereunder and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)	use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)	cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)	pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)	after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

                       The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Corporation shall at any time after the date of this Agreement:

(i)	declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any optional stock dividend program;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the ‘Expansion Factor’) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1(a) hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Section 3.1(a) hereof. Adjustments pursuant to subsection 2.3(a) shall be made successively, whenever an event referred to in Section 2.3(a) occurs.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)	the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95 per cent of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in Section 2.3(a)(i), but including any dividend payable in other securities of the Corporation other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)	Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Date.

(e)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), and subject to prior approval of the holders of Voting Shares or of Rights, as the case may be, as provided in section 5.4, such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. The Corporation and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(f)	Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)	Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)	In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)	Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors determines to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	stock dividends; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

2.4	Date on Which Exercise Is Effective

                       Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)	The Rights Certificates shall be executed on behalf of the Corporation by its Chairman of the Board, President or any Vice-President and by its Corporate Secretary or any Assistant Secretary under the corporate seal of the Corporation reproduced thereon. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)	Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

(a)	The Corporation will cause to be kept a register (the ‘Rights Register’) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the ‘Rights Registrar’) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer satisfactory in form to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless;

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the destroyed, lost or stolen Rights Certificate.

(c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners of Rights

                       The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term ‘holder’ of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

2.9	Delivery and Cancellation of Certificates

                       All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, and its ordinary business practices, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10	Agreement of Rights Holders

                       Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)	that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)	that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and

(g)	notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder Not Deemed a Shareholder

                       No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 – ADJUSTMENTS TO THE RIGHTS

3.1	Flip-in Event

(a)	Subject to Subsection 3.1(b) and Section 5.1, if prior to the Expiration Time a Flip-in Event occurs, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)	a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)	From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Canada Business Corporations Act, the Securities Act (Alberta) and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

ARTICLE 4 – THE RIGHTS AGENT

4.1	General

(a)	The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights and the Convertible Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (‘Co-Rights Agents’) as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine, with the approval of the Rights Agent and the Co-Rights Agent. The Corporation agrees to pay all reasonable fees and expenses of the Rights Agent in respect of the performance of its duties under this Agreement. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares or Convertible Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)	Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. If, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, the successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and if, at that time, any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)	If, at any time, the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if, at that time, any of the Rights Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

                       The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Common Shares and Convertible Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	the Rights Agent, at the expense of the Corporation, may consult with and retain legal counsel (who may be legal counsel for the Corporation) and such other experts as it reasonably considers necessary to perform its duties hereunder, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)	whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof is specifically prescribed herein) is deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice-President, Treasurer, Corporate Secretary, or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d)	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or Convertible Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)	the Rights Agent will not have any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or a Convertible Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor is it deemed by any act hereunder to make any representation or warranty as to the authorization of any Common Shares or Convertible Shares to be issued pursuant to this Agreement or any Rights or Convertible Rights or as to whether any Common Shares or Convertible Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)	the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice-President, Treasurer, Corporate Secretary or any Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Convertible Shares, Rights, Convertible Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement and nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i)	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

                       The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares and Convertible Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 60 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares and Convertible Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after removal or after it has been notified in writing of the resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights or Convertible Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Corporation), may apply to a court of competent jurisdiction for the appointment of a new Rights Agent, at the Corporation’s expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of all outstanding fees and expenses owing to it, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and Convertible Shares and mail a notice thereof in writing to the holders of the Rights and Convertible Shares in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5 – MISCELLANEOUS

5.1	Redemption and Waiver

(a)	The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to a particular Flip-in Event that would result from a Take-over Bid made by way of take-over bid circular to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(a).

(b)	Subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in Subsection 5.4(b) or (c) the Board of Directors of the Corporation acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights and Convertible Rights at a redemption price of $0.000001 per Right or Convertible Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the ‘Redemption Price’).

(c)	Where, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(a), a Person acquires outstanding Voting Shares, other than Voting Shares Beneficially Owned by such Person at the date of the Permitted Bid, the Competing Permitted Bid or the Exempt Acquisition under Subsection 5.1(a), then the Board of Directors of the Corporation shall immediately upon the consummation of such acquisition without further formality and without any approval under Subsection 5.4(b) or (c) be deemed to have elected to redeem the Rights and Convertible Rights at the Redemption Price.

(d)	Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights and Convertible Rights at the Redemption Price.

(e)	If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights and Convertible Rights, the right to exercise the Rights and Convertible Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights and Convertible Rights shall be to receive the Redemption Price.

(f)	Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights and Convertible Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights and Convertible Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares or Convertible Shares. Any notice which is mailed in the manner provided herein shall be deemed given, whether or not the holder receives the notice. Each notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)	Upon the Rights and Convertible Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights and Convertible Rights held by each holder of record of Common Shares and Convertible Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Rights shall remain attached to the outstanding Common Shares and the Convertible Rights shall remain attached to the Convertible Shares, subject to and in accordance with the provisions of this Agreement.

(h)	The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the ‘Disposition Date’), has reduced its Beneficial Ownership of Voting Shares so that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(i)	The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2	Expiration

                       No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right or Convertible Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

5.3	Issuance of New Rights Certificates

                       Notwithstanding any of the provisions of this Agreement, the Rights or the Convertible Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)	The Corporation may make amendments to this Agreement to correct any clerical or typographical error or, subject to Subsection 5.4(e), which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation may, prior to the date of its shareholders’ meeting referred to in Section 5.15, supplement or amend this Agreement without the approval of any holders of Rights, Convertible Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)	Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c)	The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)	Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the Canada Business Corporations Act with respect to meetings of shareholders of the Corporation.

(e)	Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder shall:

(i)	if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Shares

(a)	The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)	The Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

5.6	Rights of Action

                       Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights and Convertible Rights. Any holder of Rights or Convertible Rights, without the consent of the Rights Agent or of the holder of any other Rights or Convertible Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights or Convertible Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights or Convertible Rights, or Rights or Convertible Rights to which such holder is entitled, in the manner provided in such holder’s Rights or Convertible Rights and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights or Convertible Rights, it is specifically acknowledged that the holders of Rights and Convertible Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7	Regulatory Approvals

                       Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of The Toronto Stock Exchange and other exchanges shall be obtained, in relation to the issuance of Common Shares upon the exercise of Rights under Subsection 2.2(d).

5.8	Declaration as to Non-Canadian or Non-U.S. Holders

                       If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9	Notices

(a)	Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights or Convertible Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Canadian Pacific Railway Limited Suite 500, Gulf Canada Square 401 – 9th Ave. S.W. Calgary, AB T2P 4Z2

Attention: Corporate Secretary Fax No.: (403) 319-6770

(b)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights or Convertible Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Trust Company of Canada 530 – 8th Ave. S.W. Calgary, AB T2P 3S8

Attention: Stock Transfer Services Fax No.: (403) 260-6442

(c)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights or Convertible Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares or Convertible Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)	Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

                       The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights or Convertible Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights, Convertible Rights or this Agreement.

5.11	Successors

                       All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12	Benefits of this Agreement

                       Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights and Convertible Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights and the Convertible Rights.

5.13	Governing Law

                       This Agreement and each Right and Convertible Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14	Severability

                       If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Coming Into Effect

                       This Agreement is effective and in full force and effect in accordance with its terms from and after the date hereof, provided that the shareholder rights plan contemplated hereby shall be adopted with effect on the Effective Date. If this Agreement is not confirmed by resolution passed by a majority of the votes cast by holders of Voting Shares of the Corporation who vote in respect of confirmation of this Agreement at a meeting of the Corporation’s shareholders to be held on or prior to April 15, 2002, then this Agreement and all outstanding Rights and Convertible Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of termination of the meeting called to consider the confirmation of this Agreement under this Section 5.15 and (b) April 15, 2002.

5.16	Reconfirmation

                       This Agreement must be reconfirmed by a resolution passed by a majority of greater than 50 percent of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation at the annual meeting of the Corporation to be held in 2005 and at every third annual meeting of the Corporation thereafter. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Agreement and all outstanding Rights and Convertible Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a) or (h) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17	Determinations and Actions by the Board of Directors

                       All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, for the purposes hereof shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights or the Convertible Rights.

5.18	Time of the Essence

                       Time shall be of the essence in this Agreement.

5.19	Execution in Counterparts

                       This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

ARTICLE 6 – CONVERTIBLE RIGHTS

6.1	Convertible Share Certificates

                       Certificates for the Convertible Shares shall evidence one Convertible Right for each Convertible Share represented thereby and each Convertible Right will be transferable only together with, and will be transferred by a transfer of, such Convertible Share. Notwithstanding any other provision of this Agreement, any Convertible Rights held by the Corporation or any of its Subsidiaries shall be void.

6.2	Conversion of Convertible Rights

(a)	Each Convertible Right will entitle the holder thereof, prior to the earlier of the Separation Time and the Expiration Time, to one Right for each whole Common Share issued to the holder upon due exercise of the conversion privilege attached to the Convertible Share associated with such Convertible Right without any further payment therefor, and upon such issuance of a Common Share, the Convertible Right shall be deemed to have been automatically converted into one Right for each Common Share so issued. The holder of a Convertible Right shall not be entitled to, and the Corporation shall not be required to issue, any fraction of a Right or any payment in lieu thereof on exercise of such conversion privilege.

(b)	In the event the Separation Time has occurred, each Convertible Right will entitle the holder thereof to one Right for each whole Common Share into which his Convertible Shares are then convertible at the then applicable conversion price and, as of the Separation Time, such holder’s Convertible Rights shall be deemed to have automatically become one Right for each such whole Common Share.

6.3	Persons Deemed Owners

                       The Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a share certificate for a Convertible Share is registered as the absolute owner thereof and of the Convertible Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Convertible Rights shall mean the registered holder of the associated Convertible Share.

6.4	Agreement of Convertible Rights Holders

                       Every holder of Convertible Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Convertible Rights that:

(a)	he will be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Convertible Rights held;

(b)	each Convertible Right will be transferable only together with, and will be transferred by a transfer of, the associated Convertible Share; and

(c)	the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name the associated Convertible Share certificate is registered as the absolute owner thereof and of the Convertible Rights evidenced thereby (notwithstanding any notations of ownership or writing on such associated Convertible Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary.

                       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CANADIAN PACIFIC RAILWAY LIMITED
By:	Signed “Robert J. Ritchie”

By:	Signed “Robert V. Horte”
c/s

COMPUTERSHARE TRUST COMPANY OF CANADA
By:	Signed “Shauneen Wilson”

By:	Signed “Philip Menard”
c/s

ATTACHMENT 1

CANADIAN PACIFIC RAILWAY LIMITED

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

                       This certifies that                                                            , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of July 30, 2001, as the same may be amended or supplemented from time to time (the ‘Shareholder Rights Agreement’), between Canadian Pacific Railway Limited, a corporation duly incorporated under the Canada Business Corporations Act (the ‘Corporation’) and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the ‘Rights Agent’) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Corporation (a ‘Common Share’) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Toronto, Montreal, Calgary and Vancouver or to the principal office of Computershare Trust Company of New York in New York City, New York. The Exercise Price shall initially be $     •     (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

                       In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

                       This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation.

                       This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

                       Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

                       No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

                       No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

                       This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

                       WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date:

CANADIAN PACIFIC RAILWAY LIMITED

By:		By:

	President		Corporate Secretary

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:

Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.) FOR VALUE RECEIVED hereby sells, assigns and

transfers unto

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute

and appoint                                                                                                     , as attorney, to transfer the within Rights on the books of the

Corporation, with full power of substitution.

Dated:

Signature Guaranteed:	Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

                       Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

CERTIFICATE

(To be completed if true.)

                       The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:

                       The undersigned hereby irrevocably elects to exercise                                          whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:

Signature Guaranteed:	Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

                       Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

CERTIFICATE

(To be completed if true.)

                       The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(To be attached to each Rights Certificate)

NOTICE

                       In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.